2022 ANNUAL REPORT

MANNATECH®




AMBROTOSE
LIFE
AMBROTOSE


MOISTURE MILD PEEL


MANNATECH
OSP
OPTIMAL SUPPORT PACKETS
Nourish. Balance. Protect.


MANNATECH
MANAPOL
GLYCONUTRITIONAL
DIETARY SUPPLEMENT
IMMUNE SUPPORT FORMULA*
NET WT. 1.05 OZ/30g

TO OUR SHAREHOLDERS

Throughout 2022, Mannatech continued to establish itself as a premier, global health and wellness lifestyle company, whose mission is to help others feel better, look better and live better. Despite challenges to our global operations, including supply chain issues, FDA interference, FTC warnings of rule making and additional tax assessments, Mannatech continued to show resilience by building a strong foundation for the years ahead.

Our focus on innovation and product development continued, and in 2022, Mannatech introduced several existing products into new markets, including Superfood Greens and Reds in the United States, the Luminovation® skincare line in Hong Kong and Japan, and our flagship products Manapol® and Ambrotose LIFE® in Canada. In addition, two unique drink mixes launched in Mexico, MannaForce+ and M Gold+. These products have received positive feedback from our Associates and Customers, and we believe they will continue to drive growth in the coming years.

Our M5M Foundation continued to adapt well to the changing world conditions. More than thirteen million servings of PhytoBlend™ nutritional supplement were donated in 2022 to children in need in 21 countries. Additionally, with help from the faith-based Kids Around the World organization, the foundation helped pack and serve meals to communities in Ecuador, Dominican

Republic, Ukraine, Costa Rica and Uganda. In addition, volunteers from Mannatech helped build three playgrounds in Ecuador, including the monumental KATW Playground 1000.

As we look to 2023, we will remain focused on supporting the efforts of our 145,000 active Associates and Preferred Customers in 25 markets. We plan to introduce revolutionary new products, pursue global growth opportunities, and continue our investment in digital commerce. We will continue to focus on elevating the Customer and Associate Experience as we strive to help everyone live their very best lives.

As always, we will continue to strive to create an environment committed to increasing shareholder value through quarterly dividends and buying back stock when appropriate.

We appreciate your continued support of Mannatech!

J. Stanley Fredrick
Chairman of the Board

Alfredo Bala
CEO and President

For the year ended in December 31
(in millions, except per share information and ratios)

Results of Operations	2021	2022
Net sales	$160	$137
Gross profit	$126	$104
Income (loss) before income taxes	$8.9	($0.5)
Income (loss)	$9.8	($4.5)

Financial Condition	2021	2022
Total cash	$24	$14
Total working capital	$13	$5
Total assets	$60	$49
Total shareholders' equity	$24	$14
Cash flows from operations	$11	($3)

Earnings (loss) per Share	2021	2022
Basic	$4.95	($2.4)
Diluted	$4.71	($2.4)
Weighted-average shares outstanding (in thousands)		
Basic	1,990	1,913
Diluted	2,088	1,913

Statistics	2021	2022
Current ratio	1.4	1.2
Inventory turnover ratio	2.7	2.5
Debt-to-equity ratio	1.40	2.47
Dividends paid per share	$2.22	$0.80

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____to _____
Commission File No. **000-24657**
MANNATECH, INCORPORATED
(Exact Name of Registrant as Specified in its Charter)

Texas	**75-2508900**
(State or other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
1410 Lakeside Parkway, Suite 200,	**75028**
Flower Mound, Texas	(Zip Code)
(Address of Principal Executive Offices)	

Registrant's Telephone Number, including Area Code: **(972) 471-7400**
Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	MTEX	The Nasdaq Stock Market LLC

Securities Registered Pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicated by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act).Yes ☐ No ☒

At June 30, 2022, the last business day of the registrant's most recently completed second quarter, the aggregate market value of the common stock held by non-affiliates of the Registrant was $17,136,784.50 based on the closing sale price of $16.50, as reported on The Nasdaq Global Select Market.

The number of shares of the Registrant's common stock outstanding as of February 28, 2023 was 1,873,608 shares.

Documents Incorporated by Reference

Mannatech, Incorporated incorporates information required by Part III (Items 10, 11, 12, 13, and 14) of this report by reference to its definitive proxy statement for its 2023 annual shareholders' meeting to be filed pursuant to Regulation 14A no later than 120 days after the end of its fiscal year.

| Auditor Firm Id: | 243 | Auditor Name: | BDO USA, LLP | Auditor Location: | Dallas, Texas, USA |

TABLE OF CONTENTS

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Special Note Regarding Forward-Looking Statements

Certain disclosures and analysis in this Form 10-K, including information incorporated by reference, may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Private Securities Litigation Reform Act of 1995 that are subject to various risks and uncertainties. Opinions, forecasts, projections, guidance, or other statements other than statements of historical fact are considered forward-looking statements and reflect only current views about future events and financial performance. Some of these forward-looking statements include statements regarding:

- management's plans and objectives for future operations;
- existing cash flows being adequate to fund future operational needs;
- future plans related to budgets, future capital requirements, market share growth, and anticipated capital projects and obligations;
- the realization of net deferred tax assets;
- the ability to curtail operating expenditures;
- global statutory tax rates remaining unchanged;
- the impact of future market changes due to exposure to foreign currency translations;
- the possibility of certain policies, procedures, and internal processes minimizing exposure to market risk;
- the impact of new accounting pronouncements on financial condition, results of operations, or cash flows;
- the outcome of new or existing litigation matters;
- the outcome of new or existing regulatory inquiries or investigations; and
- other assumptions described in this report underlying such forward-looking statements.

Although we believe that the expectations included in these forward-looking statements are reasonable, these forward-looking statements are subject to certain events, risks, assumptions, and uncertainties, including those discussed below and in the "Risk Factors" section in Item 1A of this Form 10-K, and elsewhere in this Form 10-K and the documents incorporated by reference herein. If one or more of these risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results and developments could materially differ from those expressed in or implied by such forward-looking statements. For example, any of the following factors could cause actual results to vary materially from our projections:

- overall growth or lack of growth in the nutritional supplements industry;
- plans for expected future product development;
- changes in manufacturing costs;
- shifts in the mix of packs and products;
- the future impact of any changes to global associate career and compensation plans or incentives or the regulations governing such plans and incentives;
- the ability to attract and retain independent associates and preferred customers;
- new regulatory changes that may affect operations, products or compensation plans and incentives;
- ability of our outside suppliers and manufacturers to supply products in sufficient quantities and comply with our product safety and quality standards or applicable law;
- the competitive nature of our business with respect to products and pricing;
- publicity related to our products or network marketing;
- uncertainty related to the scope and duration and overall impact the COVID-19 pandemic has on our business, operations, and financial results including, for example, additional regulatory measures or voluntary actions that may be put in place to limit the spread of COVID-19 in the markets where we operate, such as restrictions on business operations, shelter-in-place orders, travel bans, or social distancing requirements;
- shortages of raw materials, disruptions in the business of our contract manufacturers and suppliers, significant price increases of key raw materials, increased shipping expenses, and other disruptions to our supply chain as a result of, or in addition to, the COVID-19 pandemic; and
- the political, social, and economic climate of the countries in which we operate, including, the COVID-19 pandemic.

Forward-looking statements generally can be identified by use of phrases or terminology such as "may," "will," "should," "could," "would," "expects," "plans," "intends," "anticipates," "believes," "estimates," "approximates," "predicts," "projects," "hopes," "potential," and "continues" or other similar words or the negative of such terms and other comparable terminology. Similarly, descriptions of Mannatech's objectives, strategies, plans, goals, or targets contained herein are also considered forward-looking statements. Readers are cautioned when considering these forward-looking statements to keep in mind these risks, assumptions, and uncertainties and any other cautionary statements in this report, as all of the forward-looking statements contained herein speak only as of the date of this report.

Unless stated otherwise, all financial information throughout this report and in the Consolidated Financial Statements and related Notes include Mannatech, Incorporated and all of its subsidiaries on a consolidated basis and may be referred to herein as "Mannatech," "the Company," "its," "we," "our," "us," or "their."

Our products are not intended to diagnose, cure, treat, or prevent any disease, and any statements about our products contained in this report have not been evaluated by the Food and Drug Administration, also referred to herein as the "FDA".

Item 1.   Business

Overview

Mannatech, Incorporated ("Mannatech" or the "Company") is a global wellness solution provider, which was incorporated and began operations in November 1993. We develop and sell innovative, high quality, proprietary nutritional supplements, topical and skin care and anti-aging products, and weight-management products that target optimal health and wellness. We currently sell our products in three regions: (i) the Americas (the United States, Canada and Mexico); (ii) Europe/ the Middle East/Africa ("EMEA") (Austria, the Czech Republic, Denmark, Estonia, Finland, Germany, the Republic of Ireland, Namibia, the Netherlands, Norway, South Africa, Spain, Sweden and the United Kingdom); and (iii) Asia/Pacific (Australia, Japan, New Zealand, the Republic of Korea, Singapore, Taiwan, Hong Kong, and China). We also ship our products to customers in the following countries: Belgium, France, Greece, Italy, Luxembourg, and Poland.

We sell our products through network marketing distribution channels via our active associates ("independent associate" or "associates" or "distributors") and to our "preferred customers," which we believe is the most cost-effective way to introduce our products and communicate information about our business to the global marketplace quickly and effectively. Network marketing minimizes upfront costs, as compared to conventional marketing methods, and allows us to be more responsive to the ever-changing overall market conditions, as well as continue to research and develop high quality products and focus on controlled successful international expansion. We believe the network marketing channel also allows us to effectively communicate the potential benefits and unique properties of our proprietary products to our consumers. In addition, network marketing provides our business-building associates with an avenue to supplement their income and develop financial freedom by building their own business centered on our business philosophies and unique products. As of December 31, 2022, we had approximately 145,000 active associate and preferred customer positions held by individuals in our network associated with the purchase of our products and packs and/or payment of associate fees within the last 12 months.

The Company also operates a non-direct selling business in mainland China. In 2016, we formed our China subsidiary, Meitai Daily Necessities & Health Products Co., Ltd. ("Meitai"). Unlike Mannatech's business operations in other markets, Meitai operates under a cross-border e-commerce model, where consumers in China can buy Mannatech products manufactured overseas via Meitai's website. Meitai is currently not a direct selling company in China nor can it operate under a multi-level marketing model in China. Products purchased on Meitai's website are for personal use and not for resale. Meitai offers a rewards program to incentivize existing customers to refer other customers to purchase products from Meitai's website. Customs regulations in China include purchase limits to ensure that purchased products are for personal consumption.

Our common stock trades on The Nasdaq Global Select Market ("Nasdaq") under the symbol "MTEX". Information for each of our two most recent fiscal years, with respect to our net sales, results of operations, and identifiable assets is set forth in the Consolidated Financial Statements of this report.

Available Information

On our website (https://www.mannatech.com), we make available free of charge our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and certain other information filed or furnished with the Securities and Exchange Commission (the "SEC") as soon as reasonably practicable after electronically filing or furnishing such material. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including Mannatech, that electronically file with the SEC at http://www.sec.gov. Additionally, such materials are available in print upon the written request of any shareholder to our principle executive office located at 1410 Lakeside Parkway, Suite 200, Flower Mound, Texas 75028, Attention: Investor Relations, or by contacting our investor relations department at (972) 471-6512 or IR@mannatech.com.

Business Segment, Products and Product Development

Business Segment. The Company's sole reporting segment is one where we sell proprietary nutritional supplements, skin care and anti-aging products, and weight-management and fitness products through network marketing distribution channels operating in twenty-four markets. Mannatech's subsidiary in China, Meitai, operates under a cross-border e-commerce model, where consumers in China can buy Mannatech products directly from Meitai via the internet.

Products. Scientists have discovered that a healthy body consists of many sophisticated components working in harmony to achieve optimal health and wellness and requires cellular communication to function at an optimal level. Scientists also discovered that there are more than 200 monosaccharides that form naturally. Specific monosaccharides are considered vital components for cellular communication in the human body. Furthermore, scientists discovered that these monosaccharides attach themselves to certain proteins, which then form a molecule called *glycoprotein* or *glycans*. Harper's Biochemistry, a leading and nationally recognized biochemistry reference, has recognized that these molecules are found in human glycoproteins, and are believed to be essential in helping to promote and provide effective cell-to-cell communication in the human body.

The history of our proprietary ingredients and products is as follows:

- In 1994, we developed and began selling our first products containing Manapol® powder, an ingredient formulated to support cell-to-cell communication.

- In 1996, we enhanced our products based on the study of glycoproteins and our scientists developed our own proprietary compound, Ambrotose® complex, which we patented. Our Ambrotose® complex is a blend of polysaccharides (composed of monosaccharides) designed to help provide support for the immune system.

- In 2001, we broadened our proprietary ingredients by developing the Ambroglycin® blend, a balanced food-mineral matrix designed to help deliver nutrients to the body and which is used in our proprietary Catalyst™ and Glycentials™ vitamin/mineral supplements.

- In 2004, we introduced our proprietary blend of antioxidant nutrients, MTech AO Blend® ingredient, which is used in our proprietary antioxidant Ambrotose AO® product.

- In 2006, we introduced a unique blend of plant-based minerals, natural vitamins, and standardized phytochemicals for use in our proprietary PhytoMatrix® product. We also introduced a compound used in reformulated Advanced Ambrotose® complex. This compound allows a more potent concentration of the full range of mannose-containing polysaccharides occurring naturally in aloe to be produced in a stable powdered form.

- In 2008, we introduced a proprietary proteolytic enzyme and phytosterol dietary supplement designed to support the body's natural recovery processes associated with physical activity in our BounceBack® capsules. We also introduced a proprietary version of whey protein peptide technology designed to assist targeted fat loss when combined with exercise and a healthy diet in our OsoLean® powder.

- In 2009, we introduced our Omega-3, which features EPA/DHA essential acids, PhytoBurst™ Nutritional Chews formulated with vitamins, minerals, and phytonutrients from food-sourced ingredients, and GI-ProBalance™ Slimstick, which is a symbiotic digestive product containing probiotics, prebiotics, and digestive enzymes. In addition, we improved our Ambrotose® products to include beta-Carotene.

- In 2011, we introduced our reformulated version of our Omega-3 supplement, which now includes Vitamin D3 and features EPA/DHA essential acids. We expanded several previously launched products from our domestic line to our international markets.

- In 2013, we launched Uth® skin cream, a breakthrough in anti-aging that incorporates Mannatech's glyconutrient technology along with a microsphere delivery system that supports more thorough delivery of the active ingredients to all levels of the skin.

- In 2014, we launched GlycoBOOM™ Advanced Immune Support Supplement (now known as MannaBoom®), packed with nutrients that are designed to support the body's natural defenses.

- In 2015, Mannatech introduced a new brain supplement, Cognitate™, featuring a proprietary blend of natural ingredients designed to aid memory, recall and cognition.

- In 2016, Mannatech rebranded the Company, including all new packaging and labels, and introduced an innovative, natural fat-loss system, TruHealth™. Included in the system is the TruPLENISH™ Nutritional Shake, TruPURE® Cleanse Slimsticks and TruSHAPE™ Fat-Loss Capsules.

- In 2017, Mannatech launched several new products, including GlycoCafé®, a glyconutritional coffee made with the whole coffee fruit, and Luminovation, a line of mass-market and premium Korean beauty products.

- In 2018, Mannatech launched a unique fitness drink, EMPACT+®, combining fueling, hydration and recovery in one product. Mannatech also introduced significant enhancements to its signature Ambrotose® product with the launch of Ambrotose Life®, with more than double the Manapol® of its Advanced Ambrotose® formula along with additions of modified citrus pectin, and stabilized rice bran. Ambrotose Life® is available in a bulk canister (unflavored), along with flavored single serving sachets.

- In 2019, Mannatech's key product launches were: Eye Health, TruPlenish Chocolate and Vanilla sachets, New Catalyst, Liver Support, and Sleep Support products in various markets.

- In 2020, Mannatech's key product launches included a product suite to address microbiome health: new GI-Defense™ intestinal support product, improved GI-ProBalance pre/pro-biotic product and improved GI-Zyme digestive enzyme product, reformulated ImmunoStart and MannaBOOM products, and a re-launch of its MannaBears gummies.

- In 2021, Mannatech introduced Liver Support to the North American market, providing detox support for healthy liver function. In addition, Mannatech introduced Sugar Balance, Inner Beauty Collagen, and Luminovation to Korea, and, in Mexico, Mannatech introduced a drink mix, MannaZen con Aloe Prime.

- In 2022, Mannatech introduced existing products into new markets. Mannatech added the South African and Australian product Superfood Greens and Reds in the United States, launched Korean Luminovation skincare line in Hong Kong and Japan, and brought Manapol® and Ambrotose Life® to Canada. There were also reformulations for the purpose of enhancing existing products, such as the relaunch of EMPACT+ and Enzyme ProBalance. Mannatech introduced two unique drink mixes in Mexico, MannaForce+ and M Gold+.

Mannatech offers products that include glyconutrients, a unique category of nutrients sourced from plants and designed to provide a variety of health benefits. We focus on producing products that are from natural sources, as well as other scientifically based efficacious sources.

Integrative Health, which offers a variety of nutritional supplements that are designed to aid in optimizing overall health and wellness. This category includes a variety of daily nutritional supplements, health solutions for children, and additional nutrients designed to help keep specific body systems at optimal levels.

Targeted Health, which is designed to give bodies an extra edge with products designed to target specific areas and provide additional nutrients that help support body system health.

Weight and Fitness, which offers products designed to curb appetite and burn fat, build lean muscle tissue, and support recovery from overexertion.

Skin Care, which offers several products formulated with more than 30 botanical ingredients that are designed to give the skin a more natural, youthful appearance by moisturizing, hydrating and reducing the appearance of fine lines and wrinkles.

Essentials, a sub-category of Targeted Health, offers a variety of dietary supplements that are formulated with a simpler ingredient profile, at a price point that is intended to be a value-add for preferred customers and associates.

Home Living, a category of products designed to make homes a peaceful haven that supplement wellness. Currently, products in this category are only offered in Korea.

The following table summarizes our global product offerings, by category:

Product Category	Representative Products
Integrative Health	Ambrotose® Complex, Ambrotose AO®, Advanced Ambrotose®, Ambrotose Life® Catalyst™, Cognitate®, Manapol® Powder, MannaBears™, MultiKids, Nutriverus™, Optimal Support Packets, PhytoMatrix®, PLUS™, Chaga Cafe, Glycentials™, MannaTea™, PhytoCleanse, GlycoCafe®, MightyBears™, MannaGel™, Tru-C™ and TruCoffee®
Targeted Health	BounceBack®, CardioBALANCE®, GI-ProBalance® Slimstick, GI-Zyme®, GI-Defense®, Blood Sugar ProBalance, ImmunoSTART®, Manna-C ™, MannaBOOM® Slimsticks, MannaCLEANSE™, Omega-3 with Vitamin D3, PhytAloe®, I-Start, MannaAloe® with AloePrime®, Chlorophyll, MANNAGEL™, MegaKids, GlyCollagen con Aloe Prime, M Gold+ con aloe Prime™ and GlycoForce + con aloePrime™
Weight and Fitness	OsoLean®, SPORT™, TruHealth Fat Loss System, including: TruPLENISH™, TruPURE®, TruSHAPE™, EMPACT+®, EM·PACT® and Mannashake
Skin Care	Emprizone®, FIRM with Ambrotose®, Uth® Facial Cleanser, Uth® Skin Rejuvenation Crème, Uth® Moisturizer, FreshDen®, Luminovation™ and MannaDent
Essentials	Catalyst™ Multivitamin, Eye Support, Liver Support, Joint Support and SUPERFOOD
Home Living	SERENITY Oils and Blends, Organt® and PURO

A significant portion of our revenue is derived from our Ambrotose Life®, TruHealth™, Advanced Ambrotose®, Manapol® Powder and Optimal Support Packets. Revenue from these products were as follows for the years ended December 31, 2022 and 2021 *(in thousands, except percentages)*:

	2022		2021	
	Sales by product	% of total net sales	Sales by product	% of total net sales
Ambrotose Life®	$ 28,734	20.9 %	$ 28,776	18.0 %
TruHealth™	15,730	11.5 %	18,010	11.3 %
Advanced Ambrotose®	9,624	7.0 %	11,158	7.0 %
Manapol® Powder	7,909	5.8 %	13,141	8.2 %
Optimal Support Packets	6,916	5.0 %	7,593	4.7 %
Total	**$ 68,913**	**50.2 %**	**$ 78,678**	**49.2 %**

Product Development. Our product committee continues to focus on potential new products and compounds that help target or promote overall health and wellness. When considering new products and compounds, our product committee considers the following criteria:

- marketability and proprietary nature of the product;
- demand for the product;
- competitors' products;
- regulatory considerations;
- availability of ingredients; and
- data supporting claims of efficacy and safety.

To maintain a flexible operating strategy and the ability to increase production capacity, we contract with third-parties to manufacture all of our products, which allows us to effectively respond to fluctuations in demand with minimal investment and helps control our operating costs. We believe our suppliers and manufacturers are capable of meeting our current and projected inventory requirements over the next several years. However, as a safety measure, we continue to identify and approve alternative suppliers and manufacturers to ensure that our global demands are met in a timely manner and to help minimize any risk of business interruption.

We procure select products from single vendors who control certain product formulations, ingredients, or other intellectual property rights associated with such products. Certain of our supply agreements contain exclusivity clauses for the supply of certain raw materials and products, some of which are conditioned upon compliance with minimum purchase requirements. In the event we become unable to source any products or ingredients from our suppliers, we believe that we would be able to replace those products with alternate suppliers, except Arabinogalactan and Manapol® powder. Due to the unique nature of each ingredient, important components used in the formulation of our Ambrotose® complex, we are unable to identify an alternative supplier at this time for these ingredients.

Industry Overview

Nutrition Industry. We operate in the nutritional supplement industry and distribute and sell our products through our own global network marketing channel. The nutritional supplement industry is fast-paced, highly fragmented, and intensely competitive. It includes companies that manufacture and distribute products that are intended to support the body's performance and well-being. Nutritional supplements include vitamins, minerals, dietary supplements, herbs, botanicals, and compounds derived therefrom. Prior to 1990, all dietary supplements in the United States were tightly regulated by the FDA and only included essential nutrients such as vitamins, minerals, and proteins. In 1990, the Nutrition Labeling and Education Act expanded the category to include "herbs or similar nutritional substances", but the FDA maintained control over pre-market approval. However, in 1994, the Dietary Supplement Health and Education Act of 1994 ("DSHEA") was passed in the United States, drastically changing the dietary supplement marketplace. DSHEA was instrumental in expanding the category of dietary supplements to further include herbal and botanical supplements and ingredients such as ginseng, fish oils, enzymes, and various mixtures of these ingredients. Under DSHEA, vendors of dietary supplements are now able to educate consumers regarding the effects of certain component ingredients.

Nutritional supplements are available through mass-market retailers, drug stores, supermarkets, discount stores, health food stores, mail order companies, and direct sales organizations. Direct selling, of which network marketing is a significant segment, has grown significantly and has been enhanced in the past decade as a distribution channel due to advancements in technology and communications resulting in improved product distribution and faster dissemination of information.

Direct Selling/Network Marketing Channel. Since the 1990s, the direct selling and network marketing sales channel has grown in popularity and general acceptance, including acceptance by prominent investors and capital investment groups who have invested in direct selling companies. This has provided direct selling companies with additional recognition and credibility in the growing global marketplace. In addition, many large corporations have diversified their marketing strategy by entering the direct selling arena. Several consumer-product companies have launched their own direct selling businesses with international operations often accounting for the majority of their revenues. Consumers and investors realize that direct selling provides unique opportunities and a competitive advantage in today's markets. Businesses are able to quickly communicate and develop strong relationships with their customers, bypass expensive ad campaigns, and introduce products and services that would otherwise be difficult to promote through traditional distribution channels such as retail stores. We believe direct selling is a channel of distribution with healthy cash flow, high return on invested capital, and long-term prospects for global expansion. According to the worldwide direct sales data published by the World Federation of Direct Selling Association, in 2021, approximately 128 million global direct sellers collectively generated annual retail sales of $186.1 billion.

Operating Strengths

High-Quality, Innovative, Proprietary Products. We base our product concept on the scientific belief that certain glyconutrients, also known as glycans, monosaccharides and polysaccharides, are essential for maintaining a healthy immune system. We believe the addition of effective nutritional supplements to a well-balanced diet, coupled with an effective exercise program, will enhance and help maintain optimal health and wellness. We focus on producing products by developing scientifically sound, and innovative wellness solutions, with safe ingredients that are designed to use nutrients working through normal physiology to help achieve and maintain optimal health and wellness.

We believe that our proprietary blends and formulas distinguish us as a leader in the global nutritional supplements industry. We also believe the use of unique compounds found in our products allows us to effectively differentiate and distinguish our products from those of our competitors.

Research and Development Efforts. We are steadfast in our commitment to quality-driven research and development. We use systematic processes for the research and development of our unique proprietary product formulas, as well as the identification of quality suppliers and manufacturers. Our research and quality assurance programs are outlined on our corporate websites, www.mannatechscience.org, www.mannatech.com, and www.allaboutmannatech.com.

Mannatech's team of experienced researchers and scientists continually reviews the latest published research data, attends scientific conferences, and draws upon its vast knowledge and expertise to develop new products and support existing ones. In addition, this team works in collaboration with other research firms, universities, institutions, and scientists. Our products have been the focus of numerous pre-clinical and clinical studies.

To support our research and development efforts, we have strategic alliances with our suppliers, consultants, and manufacturers that allow us to effectively identify and develop high-quality, innovative, proprietary products that increase our competitive advantage in the marketplace.

These efforts include developing and maintaining quality standards, supporting development efforts for new ingredients and compounds, and improving or enhancing existing products or ingredients. In addition, our research and development team identifies other quality-driven suppliers and manufacturers for both our global and regional needs.

Research and development efforts include new product development, enhancement of existing products, clinical studies and trials, FDA compliance, safety monitoring/adverse event reporting and science and substantiation of products.

Quality Assurance Program. Mannatech uses only qualified manufacturing contractors to produce, test, and package our finished products. These contractors must be compliant and current with required certifications and they must strictly adhere to our own quality standards for all markets. Certifications and guidelines that our contract manufacturers are required to carry and/or follow include:

- the FDA's current Good Manufacturing Practices (as defined below) for manufacturing, packaging, labeling, and holding of dietary supplements;

- the FDA's Good Manufacturing Practices for human food;

- the requirements of the Natural Health Products Directorate of Canada;

- the Korean Food and Drug Administration;

- certification by the Therapeutic Goods Administration of Australia, when necessary;

- the European Union's Food Supplement Directive and Nutrition and Health Claims Regulations, as well as individual member state legislation;

- the Taiwan Food and Drug Administration;

- the Japan Ministry of Health Labor and Welfare;

- the Singapore Health Sciences Authority;

- the South African Department of Health and the South African Health Products Regulatory Authority Board;

- the Hong Kong Food and Environmental Hygiene Department and Department of Health Drug Office; and

- the China Food and Drug Administration.

We have an established quality assurance program designed to ensure our manufacturers' compliance with these certifications and guidelines, and to ensure that proper controls are maintained during the manufacturing, evaluation, packaging, storage, and distribution of our products. These controls include a comprehensive supplier audit and surveillance program, third-party certifications, and continuous product monitoring.

A team of professionals, some of whom have extensive experience in the pharmaceutical industry, leads our in-house quality assurance program and continually monitors the quality of our products, including the production process. In addition, they work with suppliers and manufacturers to develop quality standards for raw material components and products, and perform tests and inspections to ensure that finished products are safe and of high quality prior to release.

We require our dietary supplements to be packaged with seals to help minimize the risk of tampering. We also perform select stability studies under both controlled ambient and accelerated temperature storage conditions to ensure label claims throughout the shelf life of our products. To further ensure product quality, our third-party manufacturers are predominately certified as NSF facilities according to the NSF/ANSI 173 Dietary Supplement Standard, which is the only American national standard for dietary supplements. This certification is designed to ensure that Good Manufacturing Practices are used in the manufacturing facility. All of Mannatech's dietary supplements have been confirmed to be gluten-free.

High-Caliber, Industry-Leading Independent Associates. Our global team of independent associates is comprised of dedicated, hard-working, high-caliber individuals, many of whom have been associated with the network marketing industry for decades and have been loyal to us since our beginning in 1993. To capitalize on their wealth of knowledge and experience, we sponsor panels of independent associates in councils and forums based around the world which help identify and effectively relay the needs of our independent business-building associates to us. These advisory councils meet periodically with our team of senior management to recommend changes, discuss issues, and provide new ideas or concepts, including a full spectrum of innovative ideas for additional quality-driven nutritional supplements aimed at maintaining optimal health and wellness.

Support Philosophy for Our Independent Associates and Preferred Customers. We are fully committed to providing the highest level of support services to our independent associates and preferred customers and believe that we meet expectations and build customer loyalty through the following:

- offering highly-personalized and responsive customer service;

- offering a satisfaction guarantee product return policy;

- providing comprehensive corporate websites that provide instant access to Internet ordering, marketing, technical and educational information, and unique and innovative marketing tools (including www.mannatech.com, www.allaboutmannatech.com, www.mannatechscience.org, library.mannatech.com, training.mannatech.com, events.mannatech.com, and www.mannafest.com);

- maintaining an extensive web-based downline management system called Success Tracker™ that provides access to web conferencing and downline organization reporting for our independent associates at minimal costs;

- providing Mannatech+, an app and web-based platform that provides personalized web pages, to share videos, digital flyers, and more;

- providing Social Media Studio, an app that assists Associates in creating custom social media postings, while utilizing the latest methods to identify non-compliant posts and alert Associates to make alterations before posting;

- offering, in the United States and Canada, an effective compilation of online marketing and training tools;

- offering updated training/orientation and compliance programs for our independent associates;

- providing strategically based distribution fulfillment centers to ensure products are shipped on time and at minimal cost; and

- sponsoring marketing events, designed to provide information, education, and motivation for our dedicated business-building associates and to help stimulate business development. These events provide an interactive venue for introducing new products and services and allow interaction between our management teams, outside researchers, and independent associates.

Flexible Operating Strategy. We believe efficiency, focus, and flexibility are paramount to our operations. For more than a decade, we have contracted with third parties to supply and manufacture our proprietary raw materials and products, which we believe allows us to minimize capital expenditures, capitalize on such parties' expertise, and build additional resources for strategic alliances in the areas of distribution and logistics, product registration, and export requirements. By contracting with various suppliers and manufacturers and by outsourcing distribution for all of our operations, we believe we can quickly adapt operations to current demands in a timely, efficient, and cost-effective manner. We monitor the performance of our third-party contractors to ensure they maintain a high quality of service. In addition, we identify alternative sources for our raw materials suppliers and finished goods manufacturers to help prevent any risk of interruption in production should any existing contractors become unable to perform satisfactorily.

Experience and Depth of Our Management Team and Board of Directors. We believe that our team of executives has extensive experience in every aspect of business operations and is highly focused on our success. At December 31, 2022, our Board of Directors is composed of six directors, including four independent directors. We believe our board members have a wealth of knowledge and experience in most aspects of our business operations and are especially well versed in network marketing, finance, nutritional products, regulatory matters, and corporate governance. Our entire management team is committed to delivering high-quality products and superior service.

Business Strategy

Our long-term goal is to be one of the world's leading network marketing companies founded on the best science-based proprietary products by incorporating a powerful global independent network distribution model into our charitable giving program. To achieve our goal, we believe we must focus on the following business priorities:

__Strengthening our Financial Results and Adding Value to Our Shareholders and Independent Associates.__ We focus on improving financial results by striving to increase our revenues in both our domestic and foreign operations and to control our operating costs.

__Attracting New Independent Associates and Retaining Existing Independent Associates.__ We continually examine our global associate career and compensation plan and periodically offer incentives in order to attract, motivate, and retain independent associates. We believe our global associate career and compensation plan encourages greater associate retention, motivation, and productivity.

__Carefully Planning and Executing New Market Entries.__ In order to expand efficiently around the globe, we must continue to present maximum opportunity to our current independent associates as well as those who will join us in the future.

__Developing New Products and Enhancing Existing Products.__ We continue to focus on new areas for future product development. We continue our research efforts and strive to ensure that all of our products are made from high quality, effective ingredients that contain one or more of our proprietary compounds, which we believe supports our goal to be a cutting-edge industry leader. We expect that any future products we develop will further complement and enhance our existing products.

__Provide Outstanding Product Value and Results to Customers.__ We work to ensure that all associates and their customers have a great experience with each of our products that deliver tangible results, are supported by science, and are backed by a powerful satisfaction guarantee. Mannatech has created a culture around Customer Obsession. Our Customers are at the center of everything we do.

Intellectual Property

__Trademarks.__ We pursue registrations for various trademarks associated with our key products and branding initiatives. As of December 31, 2022, we had 41 registered trademarks in the United States and three trademark applications pending with the United States Patent and Trademark Office. As of December 31, 2022, we had 592 registered trademarks in 40 countries and 16 trademark applications pending in 11 foreign jurisdictions. Globally, the protection available in foreign jurisdictions may not be as extensive as the protection available to us in the United States. Where available, we rely on common law trademark rights to protect our unregistered trademarks, even though such rights do not provide us with the same level of protection as afforded by a United States federal trademark registration. Common law trademark rights are limited to the geographic area in which the trademark is actually used. A United States federal trademark registration enables us to stop infringing use of the trademark by a third-party anywhere in the United States provided the unauthorized third-party user does not have superior common law rights in the trademark within a specific geographical area of a particular state or region prior to the date our mark federally registers. In the United States (and in many foreign jurisdictions) a registered trademark is valid for ten years and may be renewed subject to the trademark owner demonstrating continued use of the mark in commerce.

__Patents.__ The Company applies for patent protection in various countries for the technology related to our product formulations. As of December 31, 2022, we had 11 patents for technology related to our Ambrotose® formulation, all of which are in 10 foreign jurisdictions. Overall, as of December 31, 2022, 94 patents have been assigned, issued, granted or validated to Mannatech in major global markets for the technology relating to our Ambrotose®, Ambrotose AO®, Ambrotose Life®, GI-ProBalance™, PhytoMatrix®, and NutriVerus™ product formulations, as well as in the field of biomarker assays. Currently, we have six patent applications pending in various jurisdictions relating to the technology supporting many of the above listed products. Patent protection means that the patented invention cannot be commercially made, used, distributed or sold without the patent owner's consent. These patent rights are usually enforced in a court, which, in most jurisdictions, holds the authority to stop patent infringement. The protection is granted for a limited period, generally 20 years. In most jurisdictions, renewal annuities or maintenance fees must be paid regularly during the term of the patent to keep the patent in force.

Associate Distribution System

Overview. Our sales philosophy is to distribute our products through network marketing channels where consumers purchase products for personal consumption or resale. Independent associates and preferred customers purchase our products at a discounted wholesale value. Independent associates are eligible to participate in our global associate career and compensation plan. All of our associates are independent contractors. We provide each new independent associate with our policies and procedures that require the independent associates to comply with regulatory guidelines and act in a consistent and professional manner.

Our revenues are heavily dependent upon the retention and productivity of independent associates who help us achieve long-term growth. We believe the introduction of innovative incentives, such as travel incentives, will continue to motivate our independent associates and help expand our global purchasing base. We remain actively committed to expanding the number of our independent associates through recruitment, support, motivation, and incentives. We had approximately 145,000 active associate and preferred customer positions held by individuals that purchased our products and/or packs or paid associate fees during the year ended December 31, 2022, and we had approximately 163,000 active associate and preferred customer positions held by individuals that purchased our products and/or packs or paid associate fees during the year ended December 31, 2021. We have a loyalty program through which consumers earn loyalty points from qualified automatic orders, which can be applied to future purchases.

Independent Associate Development. Network marketing consists of enrolling individuals who build a network of independent associates, preferred customers, and retail customers who purchase products. We support our independent associates by providing an array of support services that can be tailored to meet individual needs, including:

- offering educational meetings and corporate-sponsored events that emphasize business-building and compliance related information;

- sponsoring various informative and science-based conference calls, web casts, and seminars;

- providing automated services through the Internet and telephone that offer a full spectrum of information and business-building tools;

- maintaining an efficient decentralized ordering and distribution system;

- providing highly personalized and responsive order processing and customer service support accessible by multiple communication channels including telephone, Internet, or e-mail;

- offering 24-hour, seven days a week access to information and ordering through the Internet;

- offering Success Tracker™, a customized business-building genealogy system, which contains graphs, maps, alerts, reports, and web video conferencing for our independent associates;

- offering, in the United States and Canada, a compilation of online marketing and training tools, including personalized web pages; and

- providing a wide assortment of business-building and educational materials to help stimulate product sales and simplify enrollment.

We provide product and network marketing training and education for new independent associates. This includes a unique global training/orientation program that uses audio, video and web components to familiarize new associates with the Company, and includes short, segmented trainings on how to succeed as part of the sales force. We also regularly provide training on using online tools such social media and our own suite of web marketing tools specifically designed for associates to use. We also offer a variety of brochures, monthly newsletters, and other promotional materials to associates to assist in their sales efforts, training, and continuing education. We continually update our training and promotional materials to provide our associates with the most current information and motivational tools.

Our global associate career and compensation plan consists of 19 independent associate achievement levels; from lowest to highest, these include Associate, Silver Associate, Gold Associate, Director, Silver Director, Gold Director, Executive, Silver Executive, Gold Executive, Presidential, Bronze Presidential, Silver Presidential, Gold Presidential, Platinum Presidential, 1-Star Platinum, 2-Star Platinum, 3-Star Platinum, 4-Star Platinum and Crown Platinum Ambassador. These achievement levels are determined by the growth and volume of the independent associates' direct and indirect commissionable net sales, as well as expanding their networks, which are all assigned a point volume. Promotional materials and training aids are not assigned a point volume. This point volume system, referred to as our global seamless downline structure, allows independent associates to build their network by expanding their existing downlines into all international markets except China. Our global associate career and compensation plan is intended to comply with all applicable governmental regulations that govern the various aspects of payments to independent associates in each country.

Based upon our knowledge of industry-related network marketing compensation plans, we believe our global associate career and compensation plan remains strong in the industry. Together, our commissions and incentives range from 35% to 43% of our consolidated net sales.

Our global associate career and compensation plan pays various types of commissions and incentives based upon a point system that calculates a percentage of the independent associate's commissionable direct and indirect net product sales and the attainment of certain associate achievement levels. All commissions are earned from the sale of our products. All payments to our independent associates are made after they have earned their commissions. We believe our global associate career and compensation plan fairly compensates our independent associates at every stage of building their business by quickly rewarding our independent associates for both their sales and the sales of those in their downline organization.

Our global associate career and compensation plan identifies and pays six types of commissions to our qualified independent associates, which are based on the following:

- generating product sales to preferred customers from an independent associate's global downline to earn certain achievement levels;

- generating product sales from newly enrolled independent associates or preferred customers who place a product order;

- obtaining certain achievement levels and enrolling other independent associates who place or sell qualifying orders;

- obtaining and developing certain achievement levels within their downline organizations through product sales to qualify for additional bonuses; and

- various other sales incentive programs.

Management of Independent Associates. We actively monitor our independent associates' activities related to sales of our products and the promotion of certain business opportunities by requiring our independent associates to abide by our policies and procedures. However, we have limited control over the actions of our independent associates. To aid in our monitoring efforts, we provide each independent associate with a copy of our policies and procedures prior to or upon signing up as an independent associate. We engage a third-party service provider to assist in managing our compliance monitoring process. We also use various media formats to distribute changes to our mandatory policies and procedures, including our corporate website, conference calls, educational meetings, corporate events, seminars, and webcasts.

Our program also provides our independent associates with a standardized and anonymous complaint process. When a complaint is filed against an independent associate, our business ethics department conducts a mandatory investigation of the allegations to determine whether a violation of the policies and procedures has occurred. If a violation is found, the complaint moves through the compliance process where the person against whom the complaint has been filed has an opportunity to respond to the allegations. Depending on the nature of the violation, we may impose various sanctions, including written warnings, mandatory training, probation, withholding commissions, and termination of associate status. We will terminate any associate's agreement for making claims that our products can treat, cure, mitigate or prevent any disease, unless such claim is found to be de minimis and isolated.

Product Return Policy. We stand behind our products and believe we offer a reasonable and industry-standard product return policy to all of our customers. We do not resell returned products. Refunds are not processed until proper approval is obtained. Refunds are processed and returned in the same form of payment that was originally used in the sale. Each country in which we operate has specific product return guidelines. However, we allow our associates and preferred customers to exchange products as long as the products are unopened and in good condition. Our return policies for our retail customers and our associates and preferred customers are as follows:

- ***Retail Customer Product Return Policy.*** This policy allows a retail customer to return any of our products to the original associate who sold the product and receive a full cash refund from the associate for the first 180 days following the product's purchase if located in the United States and Canada, and for the first 90 days following the product's purchase in other countries where we sell our products. The associate may return or exchange the product based on the associate product return policy. In China, where we sell our products under a cross-border e-commerce model, we have a 14-day return policy.

- ***Associate and Preferred Customer Product Return Policy.*** This policy allows the associate or preferred customer to return an order within one year of the purchase date upon terminating his/her account. If an associate or preferred customer returns a product unopened and in good condition, he/she may receive a full refund minus a 10% restocking fee. We may also allow the associate or preferred customer to receive a full satisfaction guarantee refund if they have tried the product and are not satisfied for any reason, excluding promotional materials. This satisfaction guarantee refund applies in the United States and Canada, only for the first 180 days following the product's purchase, and applies in other countries where we sell our products for the first 90 days following the product's purchase; however, any commissions earned by an associate will be deducted from the refund. If we discover abuse of the refund policy, we may terminate the associate's or preferred customer's account.

Information Technology Systems

Our information technology and e-commerce systems include a transaction-processing database, financial systems, an associate management system, and comprehensive management tools that are designed to:

- minimize the time required to process orders and distribute products;

- provide customized ordering information;

- quickly respond to information requests, including providing detailed and accurate information to independent associates about qualification and downline activity;

- provide detailed reports about paid commissions and incentives;

- support order processing and customer service departments; and

- help monitor, analyze, and report operating and financial results.

To complement our transaction database, we developed a comprehensive management tool called Success Tracker ™ that is used both internally and by our independent associates to manage and optimize their business organizations. With this tool, independent associates have constant access to graphs, maps, alerts, and reports on the status of their individual organizations, which may help to optimize their earnings.

We also maintain a written business continuity plan, which was developed using the guidelines published by the National Institute of Standards of Technology, to minimize the risk of data loss due to any interruption in business. Our business continuity plan encompasses all critical aspects of our business and identifies contacts and resources. Additionally, we perform daily backup procedures using a combination of onsite and cloud-based services to ensure all data is recoverable. We proactively monitor various software, hardware, and network infrastructure systems to ensure optimal performance and security. We also perform routine maintenance procedures and periodically upgrade our software and hardware to help ensure that our systems are secure and work efficiently and effectively to minimize the risk of business interruption. Although we maintain an extensive business continuity plan, a long-term failure or impairment of any of our information technology systems could adversely affect our ability to conduct day-to-day business. For information regarding technology-related risks, see the information in "Item 1A: Risk Factors -Risks Affecting Our Business and Industry- If our information technology system fails or if the implementation of new information technology systems is not executed efficiently and effectively, our business, financial position and operating results could be adversely affected."

We continue to enhance our information technology, websites, and e-commerce platforms to remain competitive, efficient and secure.

Government Regulations

Domestic Regulations. In the United States, governmental regulations, laws, administrative determinations, court decisions, and similar legal requirements at the federal, state, and local levels regulate companies such as ours and network marketing activities. Such regulations address, among other things:

- direct selling and network marketing systems;

- transfer pricing and similar regulations affecting the amount of foreign taxes and customs duties paid;

- taxation of independent associates and requirements to collect taxes and maintain appropriate records;

- how a company manufactures, packages, labels, distributes, imports, sells, and stores products;

- product ingredients;

- product claims;

- income claims;

- marketing and advertising; and

- the extent to which companies may be responsible for claims made by independent associates.

The following governmental agencies regulate various aspects of our business and our products in the United States:

- the Food and Drug Administration;

- the Federal Trade Commission (the "FTC");

- the Consumer Product Safety Commission;

- the Department of Agriculture;

- the Environmental Protection Agency;

- the United States Postal Service;

- state attorney general offices; and

- various agencies of the states and localities in which our products are sold.

The FDA regulates the formulation, manufacturing, packaging, storage, labeling, promotion, distribution, and sale of foods, dietary supplements, over-the-counter drugs, medical devices, cosmetics, and pharmaceuticals. In January 2000, the FDA issued a final rule called "Statements Made for Dietary Supplements Concerning the Effect of the Product on the Structure or Function of the Body". In the rule and its preamble, the FDA distinguished between permitted claims under the Federal Food, Drug and Cosmetic Act (the "FFDC Act") relating to the effect of dietary supplements on the structure or functions of the body, and impermissible direct or implied claims of the effect of dietary supplements on any disease. In June 2007, the FDA issued a rule, as authorized under the FFDC Act, that defined current Good Manufacturing Practices in the manufacture and holding of dietary supplements (the "Good Manufacturing Practices"). Effective January 1, 2006, legislation required specific disclosures in labeling where a food, including a dietary supplement, contains an ingredient derived from any of eight named allergens. Legislation passed at the end of 2006 now requires us to report to the FDA any reports of "serious adverse events" associated with the use of a dietary supplement or an over-the-counter drug that is not covered by new drug approval reporting. The FDA created the Office of Dietary Supplements ("ODSP") on December 21, 2015. The creation of this new office elevates the FDA's program from its previous status as a division under the Office of Nutrition and Dietary Supplements. ODSP will continue to monitor the safety of dietary supplements.

The Dietary Supplement Health and Education Act of 1994, referred to as DSHEA, revised the provisions of the FFDC Act concerning the composition and labeling of dietary supplements and statutorily created a new class entitled "dietary supplements." Dietary supplements include vitamins, minerals, herbs, amino acids, and other dietary substances used to supplement diets. A majority of our products are considered dietary supplements as outlined in the FFDC Act, which requires us to maintain evidence that a dietary supplement is reasonably safe. A manufacturer of dietary supplements may make statements concerning the effect of a supplement or a dietary ingredient on the structure or any function of the body, in accordance with the regulations described above. As a result, we make such statements with respect to our products. In some cases, such statements must be accompanied by a statutory statement that the claim has not been evaluated by the FDA and that the product is not intended to treat, cure, mitigate, or prevent any disease, and the FDA must be notified of such claim within 30 days of first use.

The FDA oversees product safety, manufacturing, and product information, such as claims on a company's website, product's label, package inserts, and accompanying literature. The FDA has promulgated regulations governing the labeling and marketing of dietary and nutritional supplement products. The regulations include:

- the identification of dietary or nutritional supplements and their nutrition and ingredient labeling;

- requirements related to the wording used for claims about nutrients, health claims, and statements of nutritional support;

- labeling requirements for dietary or nutritional supplements for which "high potency," "antioxidant," and "trans-fatty acids" claims are made;

- notification procedures for statements on dietary and nutritional supplements; and

- pre-market notification procedures for new dietary ingredients in nutritional supplements.

The Modernization of Cosmetics Regulation Act of 2022, ("MoCRA"), was signed into law in December 2022. MoCRA expands the FDA's oversight of the cosmetic industry. Most requirements under MoCRA will be effective in December 2023. Once fully implemented, MoCRA will require adverse event recordkeeping and reporting, manufacturer facility registration, product listing, records supporting safety substantiation, minor label modifications including contact information for adverse event reporting and labeling of fragrance allergens. MoCRA also grants the FDA the authority to initiate mandatory product recalls as well as the authority to suspend facility registration when warranted. Once the FDA issues the requisite rulemaking, cosmetic manufacturers will be required to comply with cosmetics-specific current Good Manufacturing Processes.

We develop and maintain product substantiation dossiers, which contain the scientific literature pertinent to each product and its ingredients. An independent scientist reviews these dossiers, which provide the scientific basis for product claims. We periodically update our substantiation program for evidence for each of our product claims and notify the FDA of certain types of performance claims made in connection with our products.

In certain markets, including the United States, specific claims made with respect to a product may change the regulatory status of a product. For example, a product sold as a dietary supplement but marketed as a treatment, prevention, or cure for a specific disease or condition would likely be considered by the FDA or other regulatory bodies as unapproved and thus an illegal drug. To maintain the product's status as a dietary supplement, its labeling and marketing must comply with the provisions in DSHEA and the FDA's extensive regulations. As a result, we have procedures in place designed to promote and assure compliance by our employees and independent associates related to the requirements of DSHEA, the FFDC Act, and various other regulations.

Dietary supplements are also subject to the Nutrition, Labeling and Education Act and various other acts that regulate health claims, ingredient labeling, and nutrient content claims that characterize the level of nutrients in a product. These acts prohibit the use of any specific health claim for dietary supplements unless the health claim is supported by significant scientific research and is pre-approved by the FDA.

The FTC and other regulators regulate marketing practices and advertising of a company and its products. In the past several years, regulators have instituted various enforcement actions against numerous dietary supplement companies for false and/or misleading marketing practices, as well as misleading advertising of products. These enforcement actions have resulted in consent decrees and significant monetary judgments against the companies and/or individuals involved. Regulators require a company to convey product claims clearly and accurately and further require marketers to maintain adequate substantiation for their claims. More specifically, the FTC requires such substantiation to be competent and reliable scientific evidence and requires a company to have a reasonable basis for the expressed and implied product claim before it disseminates an advertisement. A reasonable basis is determined based on the claims made, how the claims are presented in the context of the entire advertisement, and how the claims are qualified. The FTC's standard for evaluating substantiation is designed to ensure that consumers are protected from false and/or misleading claims by requiring scientific substantiation of product claims at the time such claims are first made. The failure to have this substantiation violates the Federal Trade Commission Act.

Due to the diverse scope of regulations applicable to our products and the various regulators enforcing these requirements, determining how to conform to all requirements is often open to interpretation and debate. However, our policy is to fully cooperate with any regulatory agency in connection with any inquiries or other investigations. We can make no assurances that regulators will not question our actions in the future, even though we continue to make efforts to comply with all applicable regulations, inquiries, and investigations.

__International Regulations.__ We are also subject to extensive regulations in each country in which we operate. Currently we sell our products in three regions: (i) the Americas (the United States, Canada and Mexico); (ii) EMEA (Austria, the Czech Republic, Denmark, Estonia, Finland, Germany, the Republic of Ireland, Namibia, the Netherlands, Norway, South Africa, Spain, Sweden and the United Kingdom); and (iii) Asia/Pacific (Australia, Japan, New Zealand, the Republic of Korea, Singapore, Taiwan, Hong Kong and China). Some of the country-specific regulations include the following:

- the National Provincial Laws, Natural Health Product Regulations of Canada, and the Federal Competition Act in Canada;

- the Therapeutic Goods Administration and the Trade Practices Act in Australia;

- federal and state regulations in Australia;

- national regulations including the Local Trading Standards Offices in the United Kingdom;

- regulations from the Ministry of International Trade and Industry in Japan;

- regulations from the Commerce Commission and the Fair Trade Act of 1993 in New Zealand;

- the Fair Trade Commission, which oversees the Door to Door Sales Act and the Health and Functional Food Act enforced by the Korea Food and Drug Administration in the Republic of Korea;

- the Fair Trade Law, which is enforced by the Taiwan Fair Trade Commission and the Administration of Food Hygiene, Health Food Products Administration Act enforced by the Taiwan Department of Health;

- the Danish Health Board, the Danish Marketing Practice Act, the Danish Consumer Ombudsman, the Danish Executive Order on Dietary Supplements, the Guidelines for food supplements, and the Danish Act on Foodstuffs in Denmark;

- the German Unfair Competition Act, German Regulation on food supplements, and German Law on food and feed;

- the Vitamins and Dietary Supplement industry in South Africa falls under the legislation covering Complementary and Alternative Medicines, which is currently regulated under the Medicines and Related Substances Act, 1965 (Act No. 101 of 1965);

- the Consumer Protection Act, the Sale of Food Act, and various regulations that are governed by the Ministry of Trade and Industry in Singapore;

- the Austrian Trade Law (1994), the Food Safety and Consumer Protection Law (2006), and the Food Code in Austria;

- the Food and Consumer Products and the Unfair Trade Practices Act, Door to Door Selling Act and Provisions of the General Dutch Civil Code relating to terms and conditions and misleading advertising in the Netherlands;

- the Consumer Sales Act, Marketing Practices Act, Distance and Doorstep Sales Act, the Product Liability Act, Product Safety Act, the Companies Act and the Food Act in Sweden;

- the Law on Marketing and Contract Conditions, the Law on Repentance Right, the Statutory Order on Self Inspection of Food Provisions, the Law on Food products and Food Safety, and various guidelines from the Norwegian Consumers Agency on telephone selling and internet marketing, in Norway;

- the Health Law and various Official Mexican Standards, the consumer protection law, the Mexican Corporate law, the Foreign Investment Law, the Federal Labor law in Mexico, as well as various municipal and state regulations and codes;

- various Business, Civil, and Labor Codes in the Czech Republic as well as the Consumer Protection Act, and regulations and edicts of various government agencies such as The Ministry of Health, National Institute of Public Health, State Institute of Drug Control and the Czech Agriculture and Food Inspection Authority;

- the Consumer Protection Act in Estonia, and in the area of food supplements the Veterinary and Food Board also enforces local legislation including Estonia Food Act and Medicine Act;

- the Finnish Food Act, the Finnish Food Packaging and Consumer Protection Acts, Act on Unfair Business Practice Act, Decrees and other regulations in Finland;

- the Consumer Protection Act of 2007, the Distance Selling Regulations Act of 2001 in Ireland;

- various European Union ("EU") regulations and pronouncements, subject to local statutes and regulations, address both our selling activities and the sale of food supplements in EU member nations, including, primarily, the EU Food Supplement Directive (2002/46/EC) and Nutrition and Health Claims Regulations (2006/1924/EC);

- the Food and Drugs (Composition and Labeling) Regulations, the Pyramid Schemes Prohibition Ordinance, the Personal Data (Privacy) Ordinance, and the Import and Export Ordinance in Hong Kong;

- the Retail Trade Act of January 15, 1996, regulating both multi-level marketing (article 22) and pyramid sales (article 23), and Spanish Law 1/2007 on Consumer Protection ("Spanish Consumers Act"), regulating consumer protection, including warranties and product liability, in Spain;

- the Regulation of Act 1700 of 2013, Article 2.2.50 on December 27, 2013 governs the Activities of Network Marketing or Multilevel Marketing companies through monitoring compensation plans, contract conditions and enacting preventive suspension, in Colombia; and

- the Regulation on the Prohibition of Pyramid Selling, the Regulation on Administration of Direct Sales, the Law on Protection of Consumer Rights, the Food Safety Law, and the Anti-Unfair Competition Law in China.

Regulations Regarding Network Marketing System and Our Products. Our network marketing system and our global associate career and compensation plan are also subject to a number of governmental regulations including various federal and state statutes administered by the FTC, various state authorities, and foreign government agencies. The legal requirements governing network marketing organizations are directed, in part, to ensure that product sales are ultimately made to consumers. In addition, earnings within a network marketing company must be based on the sale of products rather than compensation for (i) the recruitment of distributors or associates, (ii) investments in the organization, or (iii) other non-retail sales-related criteria. For instance, some countries limit the amount associates may earn from commissions on sales by other distributors or independent associates that are not directly sponsored by that distributor or independent associate. Prior to expanding our operations into any foreign jurisdiction, we must first obtain regulatory approval for our network marketing system in jurisdictions requiring such approval. To help ensure regulatory compliance, we rely on the advice of our outside legal counsel and regulatory consultants in each specific country.

In the United States, the FTC has jurisdiction to regulate direct selling companies under the Federal Trade Commission Act (the "FTC Act"). The FTC's interpretation of the applicable direct selling laws and regulations has evolved over the last several years as represented in various consent orders between the FTC and certain direct selling companies, informal guidance issued by the FTC to the direct selling channel, and informal communications from the FTC to the channel. The FTC, through these consent orders, guidance and communications, has addressed a variety of consumer protection issues, including misleading earnings representations by a company's independent distributors, as well as the fairness and legal validity of a company's business model and distributor compensation plan. The consent orders, guidance and communication from the FTC have also created ambiguity and uncertainty regarding the proper interpretation of the laws, regulations and judicial precedent applicable to direct selling, and more specifically network marketing, in the United States.

Additionally, in the United States, we are also subject to regulatory oversight, including routine inquiries and enforcement actions, from various state attorneys general offices. Each state has specific acts referred to as Little FTC Acts. Each state act is similar to the federal laws. As a result, each state may perform its own inquiries about our organization and business practices, including allegations related to distributors or independent associates. To combat such industry-specific risk, we provide a copy of our published associate policies and procedures to each independent associate, publish these policies on our corporate website, and provide educational seminars and publications. In addition, we maintain a legal and business ethics department to cooperate with all regulatory agencies and investigate allegations of improper conduct by our independent associates.

In Canada, our network marketing system is regulated by both national and provincial laws. Under Canada's Federal Competition Act, we must make sure that any representations relating to compensation to our independent associates or made to prospective new independent associates constitute fair, reasonable, and timely disclosure and that such representations meet other legal requirements of the Federal Competition Act. All Canadian provinces and territories, other than Ontario, have legislation requiring that we register or become licensed as a direct seller within that province to maintain the standards of the direct selling industry and to protect consumers. Some other Canadian provinces require that both we and our independent associates be licensed as direct sellers.

In Mexico, as in many other markets, there are no specific regulations directly related to the direct selling or network marketing industry. However, all product sales and business offerings must comply with the Consumer Protection Law, which is enforced by the Consumer Protection Agency. Food supplements and medicines are subject to the Health Law and various Official Mexican Standards, which are enforced by the Health Ministry and The Federal Commission for Protection Against Sanitary Risk. Mexican Customs Law and its regulations govern the general importation of our products into Mexico. We are subject to the Mexican Corporate Law, which is enforced by the Mexican courts and to the Federal Labor Law enforced by the Labor Courts. In Mexico, we are also subject to the Foreign Investment Law and its regulations administered by the Ministry of Economy. We are required to register before the Mexican System for Business Information at the appropriate Business Chamber under the Organizations Law.

In Australia, our network marketing system is subject to Australia's federal and local regulations. Our global associate career and compensation plan is designed to comply with Australian law and the requirements of Australia's Trade Practices Act. The Australian Trade Practices Administration and various other governmental entities regulate our business and trade practices, as well as those of our independent associates. Australia's Therapeutic Goods Act, together with the Trade Practices Act, regulates any claims or representations relating to our products and our global associate career and compensation plan.

In New Zealand, our network marketing system and our operations are subject to regulations of the Commerce Commission and the Ministry of Health, New Zealand Medical Devices Safety Authority, the Unsolicited Goods Act of 1975, the Privacy Act of 1993, and the Fair Trading Act of 1993. These regulations enforce specific kinds of business or trade practices and regulate the general conduct of network marketing companies. The Commerce Commission also enforces the Consumer Guarantees Act, which establishes specific rights and remedies with respect to transactions involving the provisions of goods and services to consumers. Finally, the New Zealand Commerce Commission and the Ministry of Health both enforce the Door-to-Door Sales Act of 1967 and the NZ Medicines Act, which govern the conduct of our independent associates.

In Japan, our network marketing system, overall business operations, trade practices, global associate career and compensation plan, and our independent associates are governed by Japan's Door-to-Door Sales Law as enacted in 1976 by the Ministry of International Trade and Industry. Our global associate career and compensation plan is designed to meet Japan's governmental requirements. Our product claims are subject to the Pharmaceutical Affairs Law, which prohibits the making and publication of "drug effectiveness" claims regarding products that have not received approval from Japan's Ministry of Health, Welfare and Labor.

In Singapore, the network marketing industry is governed by the Multi-Level Marketing and Pyramid Selling (Prohibition) (Amendment) Act and the accompanying Pyramid Selling (Excluded Schemes and Arrangements) Order 2000 and Order 2001. General business practices and advertising are regulated under the Consumer Protection (Fair Trading) Act 2003, as amended, and its accompanying regulations. The products are classified as food and supplements of a food nature, which are governed by the Sale of Food Act and the Singapore Food Regulations. Cosmetics and products that rise to the level of medicinal and other health-related products are regulated under various regulations such as the Medicines Act, the Poisons Act, the Sale of Drugs Act, the Medicines (Advertisement and Sale) Act and the Misuse of Drug Regulations.

In the Republic of Korea, the primary body of law applicable to our operations is the Door-to-Door Sales Act, which governs the behavior of network marketing companies and affiliated distributors. The Door-to-Door Sales Act is enforced by the Fair Trade Commission. In the Republic of Korea, our products are categorized as health and functional foods and are regulated by the Health and Functional Food Act of 2004, with which the Company complies.

In Taiwan, our network marketing system, overall operations and trade practices are governed by the Fair Trade Law and the Consumer Protection Law. Such laws contain a wide range of provisions covering trade practices. Our products are governed by the Taiwan Department of Health and various legislation in Taiwan including the Health Food Control Act of 1999. This Act was enacted to enhance the management and supervision of matters relating to health, food, protecting the health of people and safeguarding the rights and interests of consumers.

In Hong Kong, our network marketing system, overall operations and trade practices are governed by a number of Ordinances including the Sale of Goods Ordinance, the Control of Exemption Clauses Ordinance, the Pyramid Schemes Prohibition Ordinance and the Personal Data (Privacy) Ordinance. Such Ordinances include a number of consumer protections (including data privacy) and regulate trading practices. Importation and registration of our products permitting their sale in Hong Kong are controlled by the Import and Export Ordinance and its subsidiary legislation, the Import and Export (Registration) Regulations.

In China, multi-level marketing is prohibited by the Regulation on the Prohibition of Pyramid Selling. While selling products via a direct sales channel is permitted, persons or entities conducting direct selling activities must have a direct selling license per the Regulation on the Administration of Direct Sales. In addition, under the Food Safety Law, most of our dietary supplements are not allowed to be sold in physical stores unless registered with the China Food Safety Administration. However, those products are allowed to be sold under a retail cross-border e-commerce model. Lastly, overall operations and trade practices are governed by the Consumer Protection Law and the Anti-Unfair Competition Law.

In the United Kingdom, our network marketing system is subject to national regulations of the United Kingdom. Our global associate career and compensation plan is designed to comply with the United Kingdom's national requirements, the requirements of the Fair Trading Act of 1973, the Data Protection Act of 1998, the Trading Schemes Regulations of 1997, and other similar regulations. The U.K. Code of Advertising and Sales Promotion regulates our business and trade practices and the activities of our independent associates, while the Trading Standards Office regulates any claims or representations relating to our operations. Our products are regulated by the Medicines and Healthcare Products Regulatory Agency.

In Denmark, the notion of door-to-door selling is prohibited. As a result, under Danish law, the trader is not allowed to contact the consumer at his home, place of work, or other non-public place in order to conclude a contract on certain subjects. However, the prohibition has an exemption when the consumer asks the trader for a contact in writing or upon written prior consent. In addition, the Danish Marketing Practices Act, the Guidelines from the Danish Consumer Ombudsman and the rules contained in the Danish Consumer Contracts Act govern our network marketing system. There is no requirement for pre-approval of our products in Denmark; however, our products are subject to a yearly inspection carried out by the Food authorities. Further, all our activities are subject to Self Inspection, the results of which are also controlled once a year by the Food authorities. The rules for marketing and sale of dietary supplements are covered by the Danish Executive Order on Food Supplements, as well as by the Danish Act on Foodstuffs and various EU-regulations. Denmark also subjects the marketing of a company's food supplements to a notification procedure (with a pre-market approval process for certain substances), before a product may be lawfully marketed in Denmark. Full product compliance with all Danish provisions is reviewed by the Food authorities once a year.

In Germany, there is no specific legal regulation covering network marketing company practices. However, under certain circumstances network marketing systems may have to follow the German Unfair Competition Act. Our independent associates' conduct is subject to the German statute that governs the conduct of a commercial agent. In addition, direct selling operations are governed by the Industrial Code, which requires direct sellers to hold itinerant trader's cards. The German Regulation on food supplements and the German Law on food and feed govern vitamin and mineral substances and herbs and other substances, respectively.

In Austria, the Austrian Trade Law of 1994 (Novelle 2002) prohibits the offer of direct sale to an individual consumer of food supplement and cosmetic products. The provision, however, has generally not been enforced in recent years and sales made via the Internet or mail order or made to a non-consumer distributor do not fall under this prohibition. The Austrian Trade Law is predominantly administered through the National Ministry of Economy and Labor. Our business operations within Austria are conducted from beyond the borders of Austria, which is the common practice in our industry. Our distributors qualify as "traders" for purposes of Austrian state and municipal laws. Traders are regulated by the local chambers of commerce and must obtain licenses from the respective chambers of commerce. Regulation of food supplements and cosmetics is generally harmonized throughout the EU and must conform to EU standards. Austrian-specific food regulations include the Food Safety and Consumer Protection Law (2006), supporting ordinances to this law, the Food Supplement Law, and the Austrian Food Codex, which is primarily administered by the National Ministry of Health, Office for Health and Food Security, and the Local Health Authority.

In Sweden, various provisions of the Consumer Sales Act (1990), the Marketing Practices Act (2008), the Distance and Doorstep Sales Act (2005), the Product Liability Act (1992), the Product Safety Act (2004), and the Companies Act (2005) all serve to govern our multi-level marketing and business activities. The Food Act (2006) provides regulations and guidelines for the sale of food and food supplements. We are subject to the authority of the Swedish Consumer Office, the Swedish Companies Registration Office, the Swedish Tax Office, Swedish Customs, Medical Products Agency, and the National Food Administration. As in all EU countries, various EU regulations and guidelines apply.

In the Netherlands, the Food and Consumer Product and the Unfair Trade Practices Act are the most relevant legislations relating to our business practices. The first is enforced by the Food and Consumer Product Safety Authority and the latter is enforced by the Consumer Authority. Furthermore, various EU regulations apply as well as the Dutch Door to Door Selling Act, and all provisions of the Dutch Civil Code with particular emphasis to those regulations dealing with general terms and conditions, and those regarding misleading advertising.

Norway exercises a border control of products and their composition upon importation. Import products must be registered in an Import Reporting Registry, and the regulations are enforced by the customs authorities. Our products must be compliant with Norwegian regulations in order to be admitted for admission through customs into Norway. In Norway, door-to-door selling is allowed, provided the Guidelines from the Norwegian Consumer Agency are followed. Likewise, telephone-selling is allowed provided the agency's guidelines are followed. Home-selling in Norway is also allowed. All of our sales in Norway are subject to a 14-day right to cancel by the consumers.

In the Czech Republic, there are no specific regulations or special legislation that limit the network marketing industry. Network marketing is considered to be a specific form of general sale and is generally subject to various provisions of the Business Code (Act. Nr. 513/1992 Coll.), Civil Code (Act. Nr. 40/1964 Coll.), Labor Code (Act. No. 262/2006 Coll.), Trade License Act (Act. Nr. 455/1991 Coll.), Consumer Protection Act (Act. Nr. 634/1992 Coll.) and related legislation. The status of independent contractor/sales distributor is primarily regulated by the Trade License Act (Act. Nr. 455/1991 Coll), which requires sales distributors to maintain a trade license. Additionally, the regulation of food supplements is harmonized throughout the EU and, therefore, the supplements must conform to the EU standards. Enforcement of Czech-specific regulations is undertaken by the Ministry of Health, National Institute of Public Health, State Institute of Drug Control and the Czech Agriculture and Food Inspection Authority.

In Estonia, there are no specific regulations governing the network marketing business, but the business is generally regulated under the Consumer Protection Act. Also, independent distributors are required to register as sole proprietors with the Tax and Customs Board before entry into associate agreements. Mannatech must also comply with various EU regulations. The Veterinary and Food Board also enforces local legislation including Estonia Food Act and Medicine Act.

In Finland, the Finnish Food Act, the Finnish Food Packaging and Consumer Protection Acts, Act on Unfair Business Practice Act, Decrees and other regulations, as well as applicable EU regulations, regulate Mannatech products, product information, and the way Mannatech promotes its products. Additionally, certain principles applicable to multi-level marketing under the Money Collection Act (255/2006) apply to Mannatech's activities. Lastly, persons engaged in the manufacture, commission of manufacture or import of food supplements must submit a written notification to the Finnish Food Safety Authority when marketing and selling in Finland. A notification is also required when the composition of preparation changes in terms of characteristics of substances or the preparation is withdrawn from the market.

In the Republic of Ireland, the primarily relevant legislation is the Consumer Protection Act of 2007, the Distance Selling Regulations Act of 2001, and the codes of practice of the Direct Selling Association of Ireland and the Advertising Standards Authority for Ireland. There is no equivalent in Irish law to the UK Trading Schemes Regulations, but the Direct Selling Association of Ireland codes, while not as prescriptive, contain many similar requirements. Lastly, the regulation of food and food supplements are generally harmonized throughout the EU and must conform to EU standards.

In Spain, our network marketing system, overall operations, and trade practices are governed by the Retail Trade Act and the Spanish Consumers Act. Such laws contain a wide range of provisions covering trade practices, including multi-level marketing, pyramid sales, warranties and product liability. While regulation of food supplements and cosmetics is generally harmonized throughout the EU and must conform to EU standards, the Spanish Agency for Medicines and Health Products oversees cosmetics and the Spanish Agency for Consumer Affairs, Food Safety and Nutrition oversees food supplements.

In South Africa, the Consumer Affairs Act 1988, the Competition Act 1998, and the Advertising Standards Authority Code of Advertising Practice (a voluntary code enforced by the media) govern business practices. The Foodstuffs, Cosmetics and Disinfectants Act 1972, and the Medicines and Related Substances Act 1965 currently apply.

Other Regulations. Our operations are also subject to a variety of other regulations, including:

- social security taxes;
- value-added taxes;
- goods and services taxes;
- sales taxes;
- consumption taxes;
- income taxes;
- customs duties;
- employee/independent contractor regulations;
- employment, service pay, retirement pay, and profit sharing requirements;
- import/export regulations;
- federal securities laws; and
- antitrust laws.

In many markets, we are limited by the types of rules we can impose on our independent associates, including rules in connection with cooling off periods and termination criteria. If we do not comply with these requirements, we may be required to pay social security, unemployment benefits, workers' compensation, or other tax or tax-type assessments on behalf of our independent associates and may incur severance obligations if we terminate one of our independent associates.

In some countries, including the United States, we are also governed by regulations concerning the activities of our independent associates. Regulators may find that we are ultimately responsible for the conduct of our independent associates and may request or require that we take additional steps to ensure that our independent associates comply with these regulations. The types of conduct governed by these types of regulations may include:

- claims made about our products;
- promises or claims of income or other promises or claims by our independent associates; and
- sales of products in markets where the products have not been approved or licensed.

In some markets, including the United States, improper product claims by independent associates could result in our products being scrutinized by regulatory authorities. This review could result in our products being re-classified as drugs or classified into another product category that requires stricter regulations or labeling changes.

We continuously research and monitor the laws governing the conduct of our independent associates, our operations, our global associate career and compensation plan, and our products and sales aids within each of the countries in which we sell our products. We provide education for our independent associates regarding acceptable business conduct in each market through our policies and procedures, seminars, and other training materials and programs. However, we cannot guarantee that our independent associates will always abide by our policies and procedures and/or act in a professional and consistent manner.

Competition

Other Nutritional Supplement Companies. The nutritional supplement industry is steadily gaining momentum and is intensely competitive. Our current direct competitors selling similar nutritional products include:

- AdvoCare International;
- GNC Holdings, Inc.;
- Herbalife Nutrition Ltd.;
- Nature's Sunshine Products, Inc.;
- NOW Foods;
- Nu Skin Enterprises, Inc.;
- Reliv International, Inc.;
- Solgar Vitamin and Herb Company, Inc.;
- Swanson Health Products;
- Usana Health Sciences, Inc.; and
- Vitamin Shoppe Industries, Inc.

Network Marketing. Nutritional supplements are offered for sale in a variety of ways. Network marketing has a limited number of individuals interested in participating in the industry, and we must compete for those types of individuals. We believe network marketing is the best sales approach to sell our products for the following reasons:

- our products can be introduced into the global marketplace at a much lower up-front cost than through conventional methods;
- our key ingredients and differential components found in our proprietary products can be better explained through network marketing;
- the network marketing approach can quickly and easily adapt to changing market conditions;
- consumers appreciate the convenience of ordering from home, through a sales person, by telephone, or on the Internet; and
- network marketing enables independent associates to earn financial rewards.

We compete with other direct selling and network marketing companies for new independent associates and for retention of continuing independent associates. Some of our competitors have longer operating histories, are better known, or have greater financial resources. These companies include:

- Amway Corporation;

- Forever Living Products, Inc.;

- Herbalife Nutrition Ltd.;

- Mary Kay, Inc.;

- Nature's Sunshine Products, Inc.;

- Nu Skin Enterprises, Inc.;

- Shaklee Worldwide; and

- Usana Health Sciences, Inc.

The availability of independent associates decreases when other network marketing companies successfully recruit and retain independent associates for their operations. We believe we can successfully compete for independent associates by emphasizing the following:

- our exclusive, proprietary blend of high-quality products;

- our 28 year track record in the business of selling nutritional products;

- our business model which does not require our independent associates to carry inventory or accounts receivable;

- our unique and financially rewarding global associate compensation plan;

- our innovative marketing and educational tools; and

- our easy and convenient delivery system.

Employees

At December 31, 2022 and 2021, we employed 228 and 247 people, respectively, as set forth below:

	2022	2021
Americas	133	146
Asia/Pacific	83	89
EMEA	12	12
Total	**228**	**247**

	2022	2021
Full-time employees	228	246
Part-time employees	—	1
Total	**228**	**247**

These numbers do not include our independent associates, who are independent contractors and are not employees.

Item 1A.   Risk Factors

In addition to the other risks described in this report, the risk factors outlined below should be considered in evaluating our business and future prospects. Several of the risks are part of conducting business in the industry and sales channel in which we operate and will likely remain ongoing. The fact that these risks are characteristic of the dietary supplement industry or the direct selling channel does not lessen their significance. The risks outlined below are not the only risks we may encounter. Additional risks not currently known to us or that may currently reasonably seem immaterial also may have an adverse effect on our business.

Risks Affecting Our Business and Industry

If we are unable to attract and retain independent associates, our business may suffer.

Our future success depends largely upon our ability to attract and retain a large active base of independent associates and preferred customers. We rely on our non-employee independent associates to market and sell our products to customers to generate growth and to attract new independent associates who are interested in building a business. Our ability to increase sales depends on our ability to increase the number of customers in each of our markets around the world. Our success will also depend on our ability to retain and motivate our existing independent associates and attract new independent associates. We cannot give any assurances that the number of our independent associates will continue at their current levels or increase in the future. Several factors affect our ability to attract and retain independent associates and preferred customers, including:

- on-going motivation of our independent associates;
- general economic conditions;
- significant changes in the amount of commissions paid;
- public perception and acceptance of the wellness industry;
- public perception and acceptance of network marketing;
- public perception and acceptance of our business and our products, including any negative publicity;
- the limited number of people interested in pursuing network marketing as a business;
- our ability to provide proprietary quality-driven products that the market demands; and
- competition in recruiting and retaining independent associates.

The loss of key high-level independent associate leaders could negatively impact our associate growth and our revenue.

As of December 31, 2022, we had approximately 145,000 active associates and preferred customer positions held by individuals who purchased our products and/or packs or paid associate fees within the last 12 months, of which 185 occupied the highest associate levels under our global compensation plan. These independent associate leaders are important in maintaining and growing our revenue. As a result, the loss of a high-level independent associate or a group of leading associates in the independent associates' networks of downlines, whether by their own choice or through disciplinary actions by us for violations of our policies and procedures, could negatively impact our associate growth and our revenue.

Changes to our associate compensation arrangements could be viewed negatively by some independent associates, could cause failure to achieve desired long-term results and have a negative impact on revenue.

Our associate compensation plan includes components that differ from market to market. We modify components of our compensation plan from time to time in an attempt to remain competitive and attractive to existing and potential independent associates, including such modifications:

- to address changing market dynamics;
- to provide incentives to independent associates that are intended to help grow our business;
- to conform to local regulations; and
- to address other business needs.

However, changes could be viewed negatively by some independent associates, could cause failure to achieve desired long-term results and have a negative impact on revenue.

An increase in the amount of commissions and incentives paid to independent associates could adversely affect our earnings.

The payment of commissions and incentives, including bonuses and prizes, is our most significant expense. Together, our commissions and incentives range from 35% to 43% of our consolidated net sales. We closely monitor the amount of commissions and incentives as a percentage of net sales and may periodically adjust our compensation plan to better manage these costs. There can be no assurance that changes to the compensation plan will be successful in achieving target levels of commissions and incentives as a percentage of net sales and preventing these costs from having a significant adverse effect on our earnings. Furthermore, such changes may make it difficult to attract and retain independent associates or cause us to lose some of our existing independent associates.

The loss of key management personnel could adversely affect our business, financial condition, results of operations or independent associate relations.

We depend on the continued services of our executive officers and senior management team as they work closely with independent associate leaders and are responsible for our day-to-day operations. Our success depends in part on our ability to retain our executive officers, to compensate our executive officers at attractive levels, and to continue to attract additional qualified individuals to our management team. Although we have entered into employment agreements with certain senior executive officers, and do not believe that any of them are planning to leave or retire in the near term, we cannot assure you that our senior executive officers or members of our senior management team will remain with us. The loss or limitation of the services of any of our executive officers or members of our senior management team, including our regional and country managers, or the inability to attract additional qualified management personnel could have a material adverse effect on our business, financial condition, results of operations, or independent associate relations.

If we are unable to protect the proprietary rights of our products, our business could suffer.

Our success and competitive position largely depend on our ability to protect the following proprietary rights:

- our Ambrotose® complex, a glyconutritional dietary supplement ingredient consisting of a blend of monosaccharides, or sugar molecules, used in the majority of our products;

- the MTech AO Blend® formulation, our proprietary antioxidant technology used in the Ambrotose AO® product; and

- a compound used in our reformulated Advanced Ambrotose® complex that allows for a more potent concentration of the full range of mannose-containing polysaccharides occurring naturally in aloe.

We have filed patent applications for the technology relating to our Ambrotose®, Ambrotose AO®, Ambrotose Life®, PhytoMatrix®, NutriVerus™, and GI-ProBalance® products in the United States and certain foreign countries. As of December 31, 2022, we had 11 patents for the technology relating to our Ambrotose® formulation, all of which were issued, granted, and validated in 10 foreign jurisdictions. In addition, we have entered into confidentiality agreements with our independent associates, suppliers, manufacturers, directors, officers, and consultants to help protect our proprietary rights. Nevertheless, we continue to face the risk that our pending patent applications for our products may not issue or that the patent protection granted is more limited than originally requested. As a precaution, we consult with outside legal counsel and consultants to help ensure that we protect our proprietary rights. However, our business, profitability, and growth prospects could be adversely affected if we fail to receive adequate protection of our proprietary rights.

Although several patents pertaining to Ambrotose® technology have expired, Mannatech continues to actively explore additional patent protection of its technology and pursue expanded patent protection strategies. Our Ambrotose® product formulation has proprietary elements and we have contractual arrangements with certain suppliers affording us exclusive access to certain ingredients in those formulations. If we fail to maintain exclusivity with those suppliers, our business could be adversely affected. We have a number of pending patent applications for additional protection of Ambrotose®-related technology. The pending patent applications are at various stages of processing, depending on the timeline of each market's patent offices.

Most of our patents for the Ambrotose AO®, GI-ProBalance®™, PhytoMatrix®, NutriVerus™, and PhytoBlend® formulations and our patents in the field of biomarker assays do not expire for another three or more years.

Our inability to develop and introduce new products that gain independent associate, preferred customer, and market acceptance could harm our business.

A critical component of our business is our ability to develop new products that create enthusiasm among our independent associates and preferred customers. If we are unable to introduce new products, our independent associate productivity could be harmed. In addition, if any new products fail to gain market acceptance, are restricted by regulatory requirements or have quality problems, this would harm our results of operations. Factors that could affect our ability to continue to introduce new products include, among others, government regulations, the inability to attract and retain qualified research and development staff, the termination of third-party research and collaborative arrangements, proprietary protections of competitors that may limit our ability to offer comparable products, and the difficulties in anticipating changes in consumer tastes and buying preferences.

Our failure to appropriately respond to changing consumer preferences and demand for new products or product enhancements could significantly harm our relationship with independent associates and preferred customers, our product sales, as well as our financial condition and operating results.

Our business is subject to changing consumer trends and preferences, including rapid and frequent changes in demand for products, new product introductions, and enhancements. Our failure to accurately predict these trends could negatively impact consumer opinion of our products, which in turn could harm our independent associate and preferred customer relationships and cause the loss of sales. The success of our new product offerings and enhancements depends upon a number of factors, including our ability to:

- accurately anticipate consumer needs;
- innovate and develop new products or product enhancements that meet these needs;
- successfully commercialize new products or product enhancements in a timely manner;
- price our products competitively;
- manufacture and deliver our products in sufficient volumes and in a timely manner; and
- differentiate our product offerings from those of our competitors.

If we do not introduce new products or make enhancements to meet the changing needs of our independent associates and preferred customers in a timely manner, some of our products could be rendered obsolete, which could negatively impact our revenues, financial condition, and operating results.

If our outside suppliers and manufacturers fail to supply products in sufficient quantities and in a timely fashion or fail to comply with our product safety and quality standards or applicable law, our business could suffer.

Outside manufacturers produce all of our products. Our profit margins and timely product delivery are dependent upon the ability of our outside suppliers and manufacturers to supply us with products in a timely and cost-efficient manner. Our ability to enter new markets and sustain satisfactory levels of sales in each market depends on the ability of our outside suppliers and manufacturers to provide required levels of ingredients and products and to comply with all applicable regulations. As a precaution, we have approved alternate suppliers and manufacturers for our products. However, the failure of our primary suppliers or manufacturers to supply ingredients or produce our products could adversely affect our business operations.

We believe we have dependable third-party manufacturers. Our business depends in large part on our ability to maintain consumer confidence in the safety and quality of our products. We have rigorous product safety and quality standards, which we expect our third-party contract manufacturers to meet. However, despite our commitment to product safety and quality, our contract manufacturers may not always meet these standards, particularly as we expand our manufacturing operations and product offerings. Further, our manufacturing operations are subject to numerous regulations, including food and drug, environmental, and labor regulations, which continue to expand and evolve and require substantial expenditures. If our contract manufacturers fail to comply with our product safety and quality standards or applicable law, or if our products are or become contaminated, damaged, adulterated, mislabeled, or misbranded, whether caused by us or someone in our supply chain or events outside of our or their control, we may be required to undertake costly remediation efforts, which may include product recalls, formulation changes, the destruction of inventory, and supply chain interruption, and may become subject to negative publicity, regulatory action or fines, and product liability claims, which could materially harm our reputation, business, financial condition, and operating results.

The loss of suppliers or shortages of raw materials could have an adverse effect on our business, financial condition, or results of operations.

We depend on outside suppliers for raw materials. Our contract manufacturers acquire all of the raw materials for manufacturing our products from third-party suppliers. In the event we were to lose any significant suppliers and have trouble in finding or transitioning to alternative suppliers, it could result in product shortages or product back orders, which could harm our business. There can be no assurance that suppliers will be able to provide our contract manufacturers the raw materials in the quantities and at the appropriate level of quality that we request or at a price that we are willing to pay. We are also subject to delays caused by any interruption in the production of these materials including weather, disease, crop conditions, climate change, energy costs, currency fluctuations, logistics service capacities, transportation interruptions, and natural disasters or other catastrophic events. For example, in March 2020, the WHO declared the outbreak of COVID-19 as a pandemic, which has spread throughout our international regions and throughout the United States. Beginning in 2020 and continuing through 2022, the Company experienced shortages of raw materials and ingredients for some of its products.

We have experienced challenges in getting these materials and ingredients to our contract manufacturers and finished products to our distribution centers resulting from reductions in global transportation capacity and other logistical issues within the supply chain. The extent to which COVID-19 impacts our future operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of multiple new variants of the virus that causes COVID-19, and the actions to contain COVID-19 or treat its impact, or the safety and efficacy of the various vaccines approved to treat COVID-19, among others. In particular, the continued spread of COVID-19 globally could adversely impact our operations, including among others, our manufacturing and supply chain, sales and marketing and clinical trial operations and could have an adverse impact on our business and our financial results.

If we are exposed to product liability claims, we may be liable for damages and expenses, which could affect our overall financial condition, results of operations and cash flows.

We could face financial liability from product liability claims if the use of our products results in significant loss or injury. We can make no assurances that we will not be exposed to any substantial future product liability claims. Such claims may include claims that our products contain contaminants, that we provide our independent associates and consumers with inadequate instructions regarding product use, or that we provide inadequate warnings concerning side effects or interactions of our products with other substances. We believe that we, our suppliers, and our manufacturers maintain adequate product liability insurance coverage. However, a substantial future product liability claim could exceed the amount of insurance coverage or could be excluded under the terms of an existing insurance policy, which could adversely affect our overall future financial condition.

Several years ago, a discovery of Bovine Spongiform Encephalopathy ("BSE"), which is commonly referred to as "Mad Cow Disease", has caused concern among the general public. As a result, some countries have banned the importation or sale of products that contain bovine materials sourced from locations where BSE has been identified. We have changed many of our capsules to a vegetable base. However, if a vegetable base is not available or practical for use, certifications are required to ensure the capsule material is BSE-free. The higher costs could affect our financial condition, results of operations, and our cash flows.

Concentration Risk

A significant portion of our revenue is derived from our Ambrotose Life®, TruHealth™, Advanced Ambrotose®, Manapol® Powder and Optimal Support Packets. A decline in sales value of such products could have a material adverse effect on our earnings, cash flows, and financial position. Revenue from these products were as follows for the years ended December 31, 2022 and 2021 *(in thousands, except percentages)*:

	2022		2021	
	Sales by product	% of total net sales	Sales by product	% of total net sales
Ambrotose Life®	$ 28,734	20.9 %	$ 28,776	18.0 %
TruHealth™	15,730	11.5 %	18,010	11.3 %
Advanced Ambrotose®	9,624	7.0 %	11,158	7.0 %
Manapol® Powder	7,909	5.8 %	13,141	8.2 %
Optimal Support Packets	6,916	5.0 %	7,593	4.7 %
Total	$ 68,913	50.2 %	$ 78,678	49.2 %

Our business is not currently exposed to customer concentration risk given that no independent associate has ever accounted for more than 10% of our consolidated net sales.

If we incur substantial liability from litigation, complaints, or enforcement actions or incur liabilities or penalties resulting from misconduct by our independent associates, our financial condition could suffer, and could have a negative impact on our profitability and growth prospects.

Routine enforcement actions and complaints are common in our industry. Although we believe we fully cooperate with regulatory agencies and use various means to address misconduct by our independent associates, including maintaining policies and procedures to govern the conduct of our independent associates and conducting training seminars, it is still difficult to detect and correct all instances of misconduct. Violations of our policies and procedures by our independent associates could lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or foreign regulatory authorities against us and/or our independent associates in each country. Because we have expanded into foreign countries, our policies and procedures for our independent associates differ depending on the different legal requirements of each country in which an independent associate does business. Any future litigation, complaints, and enforcement actions involving us and/or our independent associates could consume considerable amounts of financial and other corporate resources, which could have a negative impact on our business, profitability, and growth prospects.

The global nutrition and skin care industries are intensely competitive and the strengthening of any of our competitors could harm our business.

The global nutrition and skin care industries are intensely fragmented and competitive. We compete for independent associates with other network marketing companies outside the global nutrition and skin care industries. Many of our competitors have greater name recognition and financial resources, which may give them a competitive advantage. Our competitors may also be able to devote greater resources to marketing, promotional, and pricing campaigns that may influence our continuing and potential independent associates and preferred customers to buy products from competitors rather than from us. Such competition could adversely affect our business and current market share.

A downturn in the economy, including as a result of COVID-19, could affect consumer purchases of discretionary items such as the health and wellness products that we offer, which could have an adverse effect on our business, financial condition, profitability, and cash flows.

We appeal to a wide demographic consumer profile and offer a broad selection of health and wellness products. A downturn in the economy, including as a result of COVID-19, could adversely impact consumer purchases of discretionary items such as health and wellness products. The United States and global economies may slow dramatically as a result of a variety of problems, including turmoil in the credit and financial markets, concerns regarding the stability and viability of major financial institutions, the state of the housing markets, and volatility in worldwide stock markets. In the event of such economic downturn, the U.S. and global economies could become significantly challenged in a recessionary state for an indeterminate period of time. These economic conditions could cause many of our existing and potential associates to delay or reduce purchases of our products for some time, which in turn could harm our business by adversely affecting our revenues, results of operations, cash flows and financial condition. We cannot predict these economic conditions or the impact they would have on our consumers or business.

Adverse or negative publicity could cause our business to suffer.

Our business depends, in part, on the public's perception of our integrity and the safety and quality of our products. Any adverse publicity could negatively affect the public's perception about our industry, our products, or our reputation and could result in a significant decline in our operations and/or the number of our independent associates. Specifically, we are susceptible to adverse or negative publicity regarding:

- the nutritional supplements industry;
- skeptical consumers;
- competitors;
- the safety and quality of our products and/or our ingredients;
- regulatory investigations of our products or our competitors' products;
- the actions of our independent associates;
- the direct selling/network marketing industry; and
- scandals or regulatory investigations regarding the business practices or products or our competitors, specifically those competitors within the direct selling channel.

If our information technology system fails or if the implementation of new information technology systems is not executed efficiently and effectively, our business, financial position, and operating results could be adversely affected.

Like many companies, our business is heavily dependent upon our information technology infrastructure to effectively manage and operate many of our key business functions, including:

- order processing;

- supply chain management;

- customer service;

- product distribution;

- commission processing;

- cash receipts and payments; and

- financial reporting.

These systems and operations are vulnerable to damage and interruption from fires, earthquakes, telecommunications failures, and other events. They are also subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Although we maintain an extensive security system and business continuity program that was developed under the guidelines published by the National Institute of Standards of Technology, a long-term failure or impairment of any of our information technology systems could adversely affect our ability to conduct day-to-day business.

Occasionally information technology systems must be upgraded or replaced and if this system implementation is not executed efficiently and effectively, the implementation may cause interruptions in our primary management information systems, which may make our website or services unavailable thereby preventing us from processing transactions, which would adversely affect our financial position or operating results.

The regulatory climate for data privacy and protection continues to grow in scope and complexity both domestically and in the international markets in which we operate. Although there is no single federal law in the United States imposing a cross-sectoral data breach notification obligation, virtually every state has enacted breach notification requirements. Additionally, many of the international countries in which we operate have proposed or enacted laws or regulations on the appropriate use and disclosure of financial and personal data. The EU adopted the General Data Protection Regulation ("GDPR") on April 27, 2016. The GDPR went into effect on May 25, 2018. The GDPR applies to organizations based in the EU and organizations based outside of the EU that offer products or services to individuals in the EU or that otherwise monitor individuals in the EU. While U.S. state laws generally cover specific categories of sensitive personal data (e.g., social security numbers, bank account numbers, and credit card numbers), the GDPR notification requirements will apply to incidents involving any personal data, meaning any data related to an identified person. In Canada, the Personal Information Protection and Electronic Documents Act ("PIPEDA") went into effect on November 1, 2018. PIPEDA applies to foreign organizations with a real and substantial link to Canada that collect, use, or disclose the personal information of Canadians in the course of their commercial activities. Under PIPEDA, an organization must notify individuals of any breach of the security of safeguards involving their personal information if it is reasonable to believe that the breach creates a "real risk of significant harm." Concurrently, the organization must also report to the Privacy Commissioner of Canada. As noted above, many states have enacted data protection requirements. The California Consumer Privacy Act ("CCPA"), a state statute signed into law on June 28, 2018 and effective on January 1, 2020, provides enhanced data privacy protections to California residents. The CCPA applies to companies with annual gross revenues in excess of $25 million. The South Africa Protection of Personal Information Act ("POPI") went effective on July 1, 2021. POPI shares similarities with both the EU GDPR and the CCPA. Most recently, China passed the PIPL on August 20, 2021. The PIPL is designed to protect online users' data privacy, effective on November 1, 2021. Regarded as China's version of the GDPR, the PIPL lays out a comprehensive set of rules on how business operators should collect, use, process, share, and transfer personal information in China. Our failure or inability to comply with data protection regimes domestically and in foreign countries could result in fines, penalties, injunctions, or material litigation expenditures.

With increased frequency in recent years, cyber-attacks against companies have resulted in breaches of data security. Our business requires the storage and transmission of suppliers' data and our independent associates' and customers' personal, credit card, and other confidential information. Our information technology systems are susceptible to a growing and evolving threat of cybersecurity risk. Any substantial compromise of our data security, whether externally or internally, or misuse of associate, customer, or employee data, could cause considerable damage to our reputation, cause the public disclosure of confidential information, and result in lost sales, significant costs, and litigation, which would negatively affect our financial position and results of operations. Although we maintain policies and processes surrounding the protection of sensitive data, which we believe to be adequate, there can be no assurances that we will not be subject to such claims in the future.

We rely upon our existing cash balances and cash flow from operations to fund our business and meet our contractual obligations. In the event that we do not generate adequate cash flow from operations, we will need to raise money through a debt or equity financing, if available, or curtail operations.

The adequacy of our cash resources to continue to meet our future operational needs depends, in large part, on our ability to increase product sales and/or reduce operating costs and some of these costs are fixed contractual obligations. As of December 31, 2022 and 2021, cash and cash equivalents held in bank accounts in foreign countries totaled $11.3 million and $22.6 million, respectively.

We maintain supply agreements with our suppliers and manufacturers. Certain of our supply agreements contain exclusivity clauses for the supply of certain raw materials and products, some of which are conditioned upon compliance with minimum purchase requirements. One of our supply agreements, under which the supplier provides us with certain aloe vera-based raw materials, requires us to purchase raw materials in an aggregate amount of $7.9 million through 2024. Failure to satisfy minimum purchase requirements could result in the loss of exclusivity, which could adversely affect our business.

If we are unsuccessful in generating positive cash flow from operations, we could exhaust our available cash resources and be required to secure additional funding through a debt or equity financing, transfer cash in a manner that could be taxed, significantly scale back our operations, and/or discontinue many of our activities, which could negatively affect our business and prospects. Additional funding may not be available or may only be available on unfavorable terms.

Risks Related to Our International Operations

If our international markets are not successful, our business could suffer.

We currently sell our products in the international markets of Canada, Mexico, Austria, the Czech Republic, Denmark, Estonia, Finland, Germany, the Republic of Ireland, Namibia, Netherlands, Norway, South Africa, Spain, Sweden, the United Kingdom, Australia, Japan, New Zealand, the Republic of Korea, Singapore, Taiwan, Hong Kong and China. We operate in China on a non-direct selling business model instead of our traditional network marketing model. In China, multi-level marketing is prohibited by the Prohibition of Pyramid Selling and direct selling without a license is prohibited by the Regulation on the Administration of Direct Sales. Our international operations could experience changes in legal and regulatory requirements, as well as difficulties in adapting to new foreign cultures and business customs. If we do not adequately address such issues, our international markets may not meet growth expectations. Our international operations and future expansion plans are subject to political, economic, and social uncertainties, including:

- inflation;
- the renegotiation or modification of various agreements;
- increases in custom duties and tariffs;
- changes and limits in export controls;
- complex U.S. and foreign laws, treaties and regulations, including without limitation, tax laws, the U.S. Foreign Corrupt Practices Act, and similar anti-bribery and corruption acts and regulations in many of the markets in which we operate;
- trademark availability and registration issues;
- changes in exchange rates;
- changes in taxation;
- wars, civil unrest, acts of terrorism and other hostilities;
- political, economic, and social conditions;
- the effects of COVID-19;
- changes to trade practice laws or regulations governing direct selling and network marketing;
- increased government scrutiny surrounding direct selling and network marketing;
- changes in the perception of network marketing; and
- risk of our independent associates offering business opportunities in China.

In February 2022, following Russia's invasion of Ukraine, the U.S. and the EU imposed various economic sanctions against Russia. If Russia responds with retaliatory measures such as restrictions on the sale of oil or other energy resources from Russia to other countries in the region, that could result in an increase in our global shipping expenses, reduce our sales, or otherwise have an adverse effect on our European operations. Additionally, escalation by Russia beyond Ukraine and into other countries within the region, could also reduce our sales and have a negative effect on our European operations.

The risks outlined above could adversely affect our ability to sell products, obtain international customers, or to operate our international business profitably, which would have a negative impact on our overall business and results of operations. Furthermore, any negative changes in our distribution channels may force us to invest significant time and money related to our distribution and sales to maintain our position in certain international markets.

Currency exchange rate fluctuations could reduce our overall profits.

For the year ended December 31, 2022, we recognized 78.3% of net sales in markets outside of the United States and 69.7% in markets outside of the Americas. For the year ended December 31, 2021, we recognized 78.1% of net sales in markets outside of the United States and 70.7% in markets outside of the Americas. In preparing our consolidated financial statements, we are required to translate certain financial information from foreign currencies to the United States dollar using either the spot rate or the weighted-average exchange rate. If the United States dollar changes relative to applicable local currencies, there is a risk our reported sales, operating expenses, and net income could significantly fluctuate. For example, our 2022 net sales decreased 7.6% on a Constant dollar basis (see Item 7, *Non-GAAP Financial Measures*), and unfavorable foreign exchange caused a $10.5 million decrease in GAAP net sales as compared to 2021. In other words, 2022 sales would have been $10.5 million higher than the reported value, except for the impact of foreign exchange. There can be no assurance that foreign currency fluctuations will not have a material adverse effect on our business, assets, financial condition, liquidity, results of operations or cash flows. We are not able to predict the degree of exchange rate fluctuations, nor can we estimate the effect any future fluctuations may have upon our future operations. To date, we have not entered into any hedging contracts or participated in any hedging or derivative activities.

The spread of COVID-19 underscores certain risks we face, and the rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact to us of COVID-19.

On March 11, 2020 the World Health Organization declared COVID-19 a pandemic, and on March 13, 2020 the United States declared a national emergency with respect to COVID-19. The spread of COVID-19 underscores certain risks we face in our business that are described in this Annual Report on Form 10-K. Governmental and non-governmental organizations may not effectively combat the spread and severity of COVID-19, which could adversely impact our profitability. The adverse economic effects of COVID-19 may materially decrease demand for our products based on changes in consumer behavior or the restrictions in place by governments trying to curb the outbreak. For example, we rescheduled in-person corporate sponsored events in 2021 and in 2022, opting instead to hold virtual events. In many cases, our associates canceled in-person sales meetings and utilized online platforms to meet virtually. The majority of our events in 2022 were held virtually and those events that were in-person had much lower attendance as compared to similar meetings prior to the pandemic. While we do plan to hold corporate sponsored in-person events in 2023, we are prepared to transition those planned in-person events to virtual events. The continued uncertainty regarding the spread and duration of the COVID-19 pandemic, including the multiple new variants of the virus that causes COVID-19, could lead to adverse impacts on our sales in fiscal year 2023 and our overall liquidity.

Notwithstanding the relaxation of pandemic-related constraints in certain markets, considerable uncertainty remains surrounding the potential effects and the effectiveness of government initiatives to contain the spread of COVID-19 domestically and in our international markets, could continue to have material and adverse effects on our ability to operate effectively. Our ability and the ability of our independent associates to conduct business remains constrained in some of our key markets due to partial closure of certain businesses and the inability of our associates to market our products as a result of lockdowns and similar policies that may be implemented in an effort to mitigate the spread of COVID-19. Furthermore, the outbreak of COVID-19 continues to impact global economic activity, and has caused significant volatility and negative pressure in the financial markets. We experienced challenges in getting raw materials and ingredients to our contract manufacturers and finished products to our distribution centers resulting from reductions in global transportation capacity.

The fluidity of this situation precludes any prediction as to the ultimate adverse impact to us of COVID-19. We are continuing to monitor the spread of COVID-19 and related risks. The magnitude and duration of the pandemic and its impact on our business, results of operations, financial position, and cash flows is uncertain as this continues to evolve globally. However, as new variants of the virus continue to emerge, such impact could grow and our business, results of operations, financial position, and cash flows could be materially adversely affected.

Risks Related to Regulation

If government regulations regarding network marketing change or are interpreted or enforced in a manner adverse to our business, we may be subject to new enforcement actions and material limitations regarding our overall business model.

Network marketing is always subject to extensive governmental regulations, including foreign, federal, and state regulations. Any change in legislation and regulations could affect our business. Furthermore, significant penalties could be imposed on us for failure to comply with various statutes or regulations. Violations may result from:

- ambiguity in statutes;

- regulations and related court decisions;

- the discretion afforded to regulatory authorities and courts interpreting and enforcing laws;

- new regulations affecting our business; and

- changes to, or interpretations of, existing regulations affecting our business.

On January 4, 2018, the FTC issued "Business Guidance Concerning Multi-Level Marketing" a non-binding guidance in question-and-answer format clarifying the FTC's enforcement position regarding multi-level marketing. The guidance focuses on the characteristics of multi-level marketing and delineates the factors that the FTC staff is likely to consider in assessing whether or not a compensation structure is problematic. The FTC has broad enforcement authority and, while it issues guidance on how it interprets the applicable law, that guidance is not ultimately binding on the FTC. As a result, the FTC could decide to investigate or bring an enforcement action regarding practices that we interpret to be in line with applicable law and/ or FTC guidance. For example, the FTC has challenged the distributor compensation plans used by other multi-level-marketing companies over the last few years. The FTC obtained consent decrees with those companies requiring those companies to (i) discontinue using all, or certain components of, their compensation plans; and (ii) implement a compensation plan that received prior approval from the FTC. In 2019, the FTC continued to challenge compensation plans and structures within the direct selling channel. In October 2019, following ongoing discussions with the FTC pertaining to an enforcement action, one of our competitors changed its business model from multi-level-marketing to direct-to-consumer as part of a stipulated order for permanent injunction. While consent decrees and orders entered into by our competitors are not binding on the Company, it does provide an insight into the FTC's priorities regarding its interpretation and enforcement of regulations pertaining to the multi-level-marketing business model. While we prioritize ensuring that our business and compensation model are compliant, we cannot be certain that the FTC or similar regulatory body in another country will not modify or otherwise amend its guidance, laws, or regulations or interpret in a way that would render our current practices inconsistent with the same.

FTC determinations such as these have created ambiguity regarding the proper interpretation of the law and regulations applicable to direct selling companies, and in particular, companies that use a multi-level-marketing business model, in the United States. While a consent order between the FTC and a specific company does not represent judicial precedent and is not legally binding on other companies, FTC officials have indicated that companies within the direct selling channel should look to these consent orders for guidance. Additionally, while communications and guidance from the FTC to the direct selling channel in 2019 and 2018 reinforce the principles contained in these consent orders, these communications have also created ambiguity and uncertainty regarding the proper interpretation of the laws, regulations and judicial precedent applicable to direct selling in the United States. We continue to analyze the consent orders, guidance and other communications issued by the FTC. Although we strive to ensure that our overall business model and compensation plans are regulatory compliant in each of our markets, we cannot assure you that a regulator, if it were to review our business, would agree with our assessment and would not require us to change one or more aspects of our operations. Any action against us in the future by the FTC or another regulator could materially and adversely affect our operations.

On October 28, 2021, the Company received a letter from the FTC regarding "Notices of Penalty Offenses Concerning Money-Making Opportunities and Endorsement and Testimonials." The Company was among 1,100 other companies to receive the letter which put companies on notice that they should be aware of what constitutes false or misleading income, earning, or product claims. As the FTC made clear in the letter, receipt of the letter is not a determination of wrongdoing. From a procedural standpoint, the FTC would still have to file a formal action if they determine the Company is in violation of the parameters laid out in the letter and then undergo an administrative hearing process. The letter is the first step in a process for the FTC to impose "civil monetary penalties of up to $43,792 per violation." Nearly all Direct Selling Association ("DSA") member companies received the notice along with non-members of the DSA in the direct selling channel, gig companies, franchise companies, and other companies offering business opportunities.

In March 2022 the FTC issued an Advanced Notice of Public Rulemaking: Trade Regulation Rule on the Use of Earnings Claims that proposes to regulate how the Company and its associates advertise and represent the business. Additionally, in November 2022, the FTC issued an Advanced Notice of Public Rulemaking regarding changes to the Business Opportunity Rule, which requires business opportunity sellers to give prospective buyers specific information to help evaluate a business or work-from-home opportunity. As a direct selling company, we are currently exempt from the Business Opportunity Rule. A potential rule on the use of earnings claims by us or our independent associates or an expansion of the business opportunity rule to include direct selling companies could have a negative effect on our business by requiring burdensome administrative disclosure obligations that could prevent individuals from engaging in our business.

We cannot predict what effect additional governmental regulations, judicial decisions, or administrative orders, when and if promulgated, would have on our business. Failure by us, or our associates, to comply with these laws, regulations, or guidance, could have a material adverse effect on our business in a particular market or in general. Finally, the continuation of regulatory challenges, investigations and litigation against other direct selling companies could harm our business and the direct selling channel if the laws and regulations are interpreted in a way that results in additional restrictions on direct selling companies in general.

Independent associates could fail to comply with our associate policies and procedures or make improper product, compensation, marketing or advertising claims that violate laws or regulations, which could result in claims against us that could harm our financial condition and operating results.

We sell our products worldwide to a sales force of independent associates. The independent associates are independent contractors and, accordingly, we are not in a position to provide the same direction, motivation, and oversight as we would if associates were our own employees. As a result, there can be no assurance that our associates will participate in our marketing strategies or plans, accept our introduction of new products, or comply with our associate policies and procedures. All independent associates sign a written contract and agree to adhere to our policies and procedures, which prohibit associates from making false, misleading or other improper claims regarding products or income potential from the distribution of the products. However, independent associates may from time to time, without our knowledge and in violation of our policies, make non-compliant statements, create promotional materials, or otherwise provide information that does not accurately describe our products or marketing program. In addition to policies prohibiting improper product claims, we also have policies that prohibit our independent associates from selling our products or otherwise conducting business in markets outside of the countries in which we operate or in a manner inconsistent with how we operate in a specific country.

There is a possibility that some jurisdictions could seek to hold us responsible for independent associate activities that violate applicable laws or regulations, which could result in government or third-party actions or fines against us, which could harm our financial condition and operating results. For example, Meitai does not operate as a direct selling company in mainland China and does not hold a direct selling license in China. Additionally, direct selling regulations in China prevent persons who are not Chinese nationals from engaging in direct selling in China. While we have policies that prohibit our independent associates from conducting business in markets other than those in which we currently operate and we have provided information on how Meitai operates in China as a non-direct selling business under an e-commerce model, we cannot guarantee that our independent associates will not violate our policies or violate Chinese law or other applicable regulations, and therefore, might result in regulatory action and adverse publicity, which would harm our business in China or our business generally.

We may be held responsible for certain taxes or assessments relating to the activities of our independent associates, which could harm our financial condition and operating results.

Our independent associates are subject to taxation and, in some instances, legislation or governmental agencies impose an obligation on us to collect taxes, such as value added taxes, and to maintain appropriate tax records. In addition, we are subject to the risk in some jurisdictions of being responsible for social security and similar social taxes with respect to our distributors. In the event that local laws and regulations require us to treat our independent distributors as employees, or if our distributors are deemed by local regulatory authorities to be our employees, rather than independent contractors, we may be held responsible for social security and/or related social taxes in those jurisdictions, plus any related assessments and penalties, which could harm our financial condition and operating results.

Challenges by private parties to the form of our network marketing system could harm our business.

We may be subject to challenges by private parties, including our independent associates and preferred customers, to the form of our network marketing system or elements of our business. In the United States, the network marketing industry and regulatory authorities have relied on the implementation of distributor rules and policies designed to promote retail sales to protect consumers, prevent inappropriate activities, and distinguish between legitimate network marketing distribution plans and unlawful pyramid schemes. We have adopted rules and policies based on case law, rulings of the FTC, discussions with regulatory authorities in several states, and domestic and global industry standards. As a member of the U.S. DSA, we are required to adhere to a code of ethics that protects our associates and their customers, and ensures all DSA members remain accountable to regulators, consumers, independent distributors, and the public.

On January 4, 2019, the DSA established a third party self-regulatory program to be administered by the Council of Better Business Bureaus. The new entity, the Direct Selling Self-Regulatory Council ("DSSRC"), will engage in active monitoring of the entire direct selling marketplace, including websites and social media of direct selling companies and their respective independent distributors in the areas of income representations and product claims. The DSSRC will report potentially non-compliant companies to the appropriate government agencies and will manage consumer/company complaint resolution.

Legal and regulatory requirements concerning network marketing systems, however, involve a high level of subjectivity, are inherently fact-based, and are subject to judicial interpretation. Because of this, we can provide no assurance that we would not be harmed by the application or interpretation of statutes or regulations governing network marketing, particularly in any civil challenge by a current or former independent associate or preferred customer.

If our network marketing activities do not comply with government regulations, our business could suffer.

Many governmental agencies regulate our network marketing activities. A government agency's determination that our business or our independent associates have significantly violated a law or regulation could adversely affect our business. The laws and regulations for network marketing intend to prevent fraudulent or deceptive schemes. Our business faces constant regulatory scrutiny due to the interpretive and enforcement discretion given to regulators, periodic misconduct by our independent associates, adoption of new laws or regulations, and changes in the interpretation of new or existing laws or regulations.

In addition, in the past, and because of the industry in which we operate, we have experienced inquiries regarding specific independent associates.

The Company may, directly or indirectly, be affected by government laws and regulations related to climate change.

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect our business and operations. There is growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns, and the frequency and severity of extreme weather and natural disasters. In the event that climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain commodities that are necessary for our products, such as Aloe Vera and other plant-based raw materials used in our products. Adverse weather conditions and natural disasters can reduce crop size and crop quality, which in turn could reduce our supplies of raw materials, lower recoveries of usable raw materials, increase the prices of our raw materials, increase our cost of storing and transporting our raw materials, or disrupt production schedules.

If we violate governmental regulations or fail to obtain necessary regulatory approvals, our operations could be adversely affected.

Our operation is subject to extensive laws, governmental regulations, administrative determinations, court decisions, and similar constraints at the federal, state, and local levels in our domestic and foreign markets. These regulations primarily involve the following:

- the formulation, manufacturing, packaging, labeling, distribution, importation, sale, and storage of our products;
- the health and safety of dietary supplements, cosmetics and foods;
- trade practice laws and network marketing laws (e.g., licensing and registration requirements; regulations pertaining to commission payments);
- our product claims and advertising by our independent associates;
- our network marketing system;
- pricing restrictions regarding transactions with our foreign subsidiaries or other related parties and similar regulations that affect our level of foreign taxable income;
- the assessment of customs duties;

- further taxation of our independent associates, which may obligate us to collect additional taxes and maintain additional records; and

- export and import restrictions.

Any unexpected new regulations or changes in existing regulations could significantly restrict our ability to continue operations, which could adversely affect our business. For example, changes regarding health and safety and food and drug regulations for our nutritional products could require us to reformulate our products to comply with such regulations.

On May 4, 2022, the Company received notice from its customs broker that the FDA held, inspected, and took samples for testing from shipments imported from Costa Rica of its Ambrotose Life® and Ambrotose® Complex products. We cooperated with the FDA and supplied requested documentation from our third-party manufacturer. The products were eventually released with the exception of one lot of Ambrotose Life® powder which was denied entry. There was an inconsistency in the results obtained by the FDA as compared to the results obtained by both the manufacturer and two independent labs engaged by the Company to conduct testing. Additionally, we engaged a food-safety expert to analyze the testing results. The third-party testing results were all within established specifications and at levels customarily seen with raw botanical powders. In addition to the extensive testing and analysis completed by the Company, the food safety expert reviewed FDA's test results, the two third-party labs' test results, and the documentation and testing from our manufacturer. The expert's report was included as an exhibit to the Company's response to the FDA. The expert's report concluded that the Company's analytical data from samples of the same lot that the FDA tested, supported a conclusion favoring the Company's results. However, on February 9, 2023, we received notice that the FDA was refusing admission of the product. We scheduled return of that lot to the manufacturer.

On October 3, 2022, the Company received notice that the Ambrotose Life® powder product was being detained due to a labeling issue asserting that there are formatting issues on the supplement facts panel. The formatting issues, which have been corrected, centered on stating "O g" or "0%" instead of "< 1g" or less than "< 1%" for sugar and sodium, respectively. We were also asked to remove the statement, "Not a significant source of saturated fat, trans fat, cholesterol, protein, vitamin D, calcium, or iron."

In some foreign countries, nutritional products are considered foods, while other countries consider them drugs. Future health and safety or food and drug regulations could delay or prevent our introduction of new products or suspend or prohibit the sale of existing products in a given country or marketplace. In addition, if we expand into other foreign markets, our operations or products could also be affected by the general stability of such foreign governments and the regulatory environment relating to network marketing and our products. If our products are subject to high customs duties, our sales and competitive position could suffer as compared to locally produced goods. Furthermore, import restrictions in certain countries and jurisdictions could limit our ability to import products from the United States.

We operate a non-direct selling business in mainland China. In 2016, we formed our China subsidiary, Meitai. Unlike Mannatech's business operations in other markets, Meitai operates under a cross-border e-commerce model, where consumers in China can buy Mannatech products manufactured overseas via Meitai's website. Meitai is currently not a direct selling company in China nor can it operate under a multi-level marketing model in China. Products purchased on Meitai's website are for personal use and not for resale. Meitai offers a rewards program to incentivize existing customers to refer other customers to purchase products from Meitai's website. Customs regulations in China include purchase limits to ensure that purchased products are for personal consumption. Regulators in China may change how they interpret and enforce regulations regarding e-commerce sales and how goods are imported through the free trade zone for sale to consumers in China. As a result, there can be no assurance that the Chinese government's current or future interpretation and application of existing and new regulations will not negatively impact our business in China, result in regulatory investigations, or lead to fines or penalties against us.

On January 8, 2019, China's State Administration of Market Regulation, along with 12 other government ministries and agencies, jointly launched a nationwide "100-day campaign" to crack down on illegal practices involving health products, and in particular, those operating in the direct selling channel. The campaign was initiated amid growing controversies surrounding, Quanjian, a licensed direct selling company suspected of operating a pyramid scheme and engaging in marketing practices that exaggerated the effectiveness of its health products. Other direct selling firms operating in China were cautioned to stop making false or exaggerated health claims through public advertising and their distributors. As part of the 100-day campaign, China also suspended the registration, approval, and issuance of direct selling licenses. The 100-day campaign was completed on April 18, 2019. Subsequent to the campaign, Quanjian was fined approximately $14.0 million and its founder and chairman was sentenced to nine years in prison and assessed a fine of approximately $7.0 million. The suspension of issuing direct selling licenses continues.

Many direct selling companies operating in China are still experiencing negative effects to their business operations including limited sales meetings, media scrutiny, and unfavorable consumer sentiment towards direct selling companies. Chinese officials of various ministries and agencies stated that they will continue to monitor healthcare product and direct selling companies. The suspension on issuing direct selling licenses remains in effect and it is unclear whether there will be changes to the application processes if and when the suspension is lifted.

Increased regulatory scrutiny of nutritional supplements as well as new regulations that are being adopted in some of our markets with respect to nutritional supplements could result in more restrictive regulations and harm our results if our supplements or advertising activities are found to violate existing or new regulations or if we are not able to effect necessary changes to our products in a timely and efficient manner to respond to new regulations.

There has been an increasing movement in the United States and other markets to increase the regulation of dietary supplements, which could impose additional restrictions or requirements on us and increase the cost of doing business. On February 11, 2019, the FDA issued a statement from FDA Commissioner, Dr. Scott Gottlieb, regarding the agency's efforts to strengthen the regulation of dietary supplements. The FDA will be prioritizing and focusing resources on misbranded products bearing unproven claims to treat, cure, or mitigate disease. Commissioner Gottlieb established a Dietary Supplement Working Group tasked with reviewing the agency's organizational structure, process, procedures, and practices to identify opportunities to modernize the oversight of dietary supplements. Additionally, on December 21, 2015, the FDA created the ODSP. The creation of this new office elevates the FDA's program from its previous status as a division under the Office of Nutrition and Dietary Supplements. ODSP will continue to monitor the safety of dietary supplements. In markets outside of the United States, prior to commencing operations or marketing new products, we may be required to obtain approvals, registrations, licenses, or certifications from an agency comparable to the FDA for the specific market. Approvals or registration may require reformulation of our products or may be unavailable to us with respect to certain products or ingredients. We must also comply with product labeling regulations, which vary by jurisdiction.

In several of our markets, new regulations have been adopted, or are likely to be adopted, in the near-term that will impose new requirements, make changes in some classifications of supplements under the regulations, or limit the claims we can make. In addition, there has been increased regulatory scrutiny of nutritional supplements and marketing claims under existing and new regulations. In Europe, for example, we are unable to market supplements that contain ingredients that have not been previously marketed in Europe without going through an extensive registration and approval process. Europe is also expected to adopt additional regulations in the future to set new limits on acceptable levels of nutrients. South Africa has also implemented new "complementary medicine" legislation, which requires a significant dossier in order to register current and new products. Mannatech is working toward complying with the new legislation and is in contact with the Direct Selling Association in South Africa. In August 2016, the FDA published its revised draft guidance on Dietary Supplements: New Dietary Ingredient Notifications and Related Issues. If a company sells a dietary supplement containing an ingredient that FDA considers either not a dietary ingredient or a new dietary ingredient ("NDI") that needs an NDI notification, the agency may threaten or initiate enforcement against the Company. For example, it might send a warning letter that can trigger consumer lawsuits, demand a product recall, or even work with the Department of Justice to bring a criminal action. Our operations could be harmed if new guidance or regulations require us to reformulate products or effect new registrations, if regulatory authorities make determinations that any of our products do not comply with applicable regulatory requirements, if the cost of complying with regulatory requirements increases materially, or if we are not able to effect necessary changes to our products in a timely and efficient manner to respond to new regulations. In addition, our operations could be harmed if governmental laws or regulations are enacted that restrict the ability of companies to market or distribute nutritional supplements or impose additional burdens or requirements on nutritional supplement companies.

Taxation and transfer pricing affect our operations and we could be subjected to additional taxes, duties, interest, and penalties in material amounts, which could harm our business.

As a multinational corporation, in many countries, including the United States, we are subject to transfer pricing and other tax regulations designed to ensure that our intercompany transactions are consummated at prices that reflect the economic reality of the relationship between our entities and have not been manipulated to produce a desired tax result, that appropriate levels of income are reported as earned by the local entities, and that we are taxed appropriately on such transactions. Regulators closely monitor our corporate structure, intercompany transactions, and how we effectuate intercompany fund transfers. If regulators challenge our corporate structure, transfer pricing methodologies or intercompany transfers, our operations may be harmed and our effective tax rate may increase. Scrutiny has increased with the advent of the Organization for Economic Co-operation and Development Base Erosion and Profit Shifting project.

We are subject to income taxes in the U.S. and numerous international jurisdictions. Our income tax provision and cash tax liability in the future could be adversely affected by changes in earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws and the discovery of new information in the course of our tax return preparation process. We are also subject to ongoing tax audits. These audits can involve complex issues, which may require an extended period of time to resolve and can be highly judgmental. Tax authorities may disagree with certain tax reporting positions taken by us and, as a result, assess additional taxes against us. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax provision. The amounts ultimately paid upon resolution of these or subsequent tax audits could be materially different from the amount previously included in our income tax provision, and, therefore, could have a material impact on our profitability.

Risks Related to Owning Our Common Stock

Our stock price is volatile and may fluctuate significantly.

The price of our common stock is subject to sudden and material increases and decreases. Decreases could adversely affect investments in our common stock. The price of our common stock and the price at which we could sell securities in the future could significantly fluctuate in response to:

- broad market fluctuations and general economic conditions;

- fluctuations in our financial results;

- future securities offerings;

- changes in the market's perception of our products or our business, including false or negative publicity;

- governmental regulatory actions;

- the outcome of any lawsuits;

- financial and business announcements made by us or our competitors;

- the demand and daily trading volume of our shares;

- the general condition of the industry; and

- the sale of large amounts of stock by insiders.

In addition, the stock market has experienced extreme price and volume fluctuations in recent years that have significantly affected the quoted prices of the securities of many companies. The changes sometimes appear to occur without regard to specific operating performance. The price of our common stock in the open market could fluctuate based on factors that have little or nothing to do with us or that are outside of our control. For example, general economic conditions, such as the COVID-19 pandemic, recession or interest rate or currency rate fluctuations in the United States or abroad, could negatively affect the market price of our common stock in the future.

Certain shareholders, directors, and officers own a significant amount of our stock, which could allow them to influence corporate transactions and other matters.

As of December 31, 2022, our directors and executive officers collectively with their families and affiliates, beneficially owned approximately 47.22% of our total outstanding common stock. As a result, if two or more of these shareholders choose to act together based on their current share ownership, they may be able to control a significant percentage of the total outstanding shares of our common stock, which could affect the outcome of a shareholder vote on the election of directors, the adoption of stock option plans, the adoption or amendment of provisions in our articles of incorporation and bylaws, or the approval of mergers and other significant corporate transactions.

We have implemented anti-takeover provisions that may help discourage a change of control.

Certain provisions in our articles of incorporation, bylaws, and the Texas Business Organizations Code help discourage unsolicited proposals to acquire our Company, even if the proposal may benefit our shareholders. Our articles of incorporation authorize the issuance of preferred stock without shareholder approval. Our Board of Directors has the power to determine the price and terms of any preferred stock. The ability of our Board of Directors to issue one or more series of preferred stock without shareholders' approval could deter or delay unsolicited changes of control by discouraging open market purchases of our common stock or a non-negotiated tender or exchange offer for our common stock. Discouraging open market purchases may be disadvantageous to our shareholders who may otherwise desire to participate in a transaction in which they would receive a premium for their shares.

In addition, other provisions may also discourage a change of control by means of a tender offer, open market purchase, proxy contest or otherwise. Our charter documents provide for three classes of directors on our Board of Directors with members of each class serving staggered three year terms. Our bylaws provide that directors are elected by a plurality vote and that directors can only be removed for cause upon the affirmative vote of the holders of a majority of the issued and outstanding shares entitled to be cast for the election of such directors. Furthermore, our bylaws establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings. In addition, the Texas Business Organization Code restricts, subject to exceptions, business combinations with any "affiliated shareholder." Any or all of these provisions could delay, deter or help prevent a takeover of our Company and could limit the price investors are willing to pay for our common stock.

Our failure to comply with The Nasdaq Global Select Market continued listing standards may adversely affect the price and liquidity of our shares of common stock as well as our ability to raise capital in the future.

Our common stock is currently listed on The Nasdaq Global Select Market. Continued listing of a security on Nasdaq is conditioned upon compliance with various continued listing standards. There can be no assurance that we will continue to satisfy the requirements for maintaining listing on Nasdaq. If we are unsuccessful in maintaining compliance with the continued listing requirements of Nasdaq, then our common stock could be delisted. If our common stock is delisted and we cannot obtain listing on another major market or exchange, our common stock's liquidity would suffer, and we would likely experience reduced investor interest. Such factors may result in a decrease in our common stock's trading price. Delisting may also restrict us from issuing additional securities or securing financing.

As of the date of issuance of this report, we were in compliance with the continued listing requirements. However, we cannot assure you that we will be successful in continuing to meet all requisite continued listing criteria.

We are not required to pay dividends, and our Board of Directors may decide not to declare dividends in the future.

The declaration of dividends on our common stock is solely within the discretion of our Board of Directors, subject to limitations under Texas law stipulating that dividends may not be paid if payment therefore would cause the corporation to be insolvent or if the amount of the dividend would exceed the surplus of the corporation. Our Board of Directors may decide not to declare dividends or we could be prevented from declaring a dividend because of legal or contractual restrictions. The failure to pay dividends could reduce our stock price.

The reduced disclosure requirements applicable to us as a "smaller reporting company" may make our common stock less attractive to investors.

We are a "smaller reporting company" as defined in Rule 12b-2 of the Exchange Act. As a smaller reporting company we prepare and file SEC forms similar to other SEC reporting companies; however, the information disclosed may differ and be less comprehensive. If some investors find our common stock less attractive as a result of less comprehensive information we may disclose pursuant to the exemptions available to us as a smaller reporting company, there may be a less active trading market for our common stock and our stock price may be more volatile than that of an otherwise comparable company that does not avail itself of the same or similar exemptions.

Circumstances and conditions may change. Accordingly, additional risks and uncertainties not currently known, or that we currently deem not material, may also adversely affect our business operations.

Item 1B.   Unresolved Staff Comments

None.

Item 2.   Properties

We lease property at several locations for our headquarters and distribution facilities, including:

Location	Area	Expiration date
Flower Mound, Texas (corporate headquarters)	52,992 sq. feet	June 2028
St. Leonards, Australia (Australian headquarters)	3,940 sq. feet	N/A [1]
Shibuya-ku, Tokyo, Japan (Japanese headquarters)	5,338 sq. feet	September 2022
Minago-Ku Tokyo, Japan (Shinagawa Grand Central Tower)	3,497 sq. feet	April 2025
Yeongnam Tower, Sincheon-dong, (Daegu Center)	3,557 sq. feet	June 2024
Gangnam-gu, Seoul, Korea (Republic of Korea headquarters)	10,596 sq. feet	June 2025
Gangnam-gu Seoul, Korea (Seoul training center)	18,441 sq. feet	June 2025
Haewoondae-gu, Busan, Korea (Pusan training center)	6,800 sq. feet	March 2027
Incheon, South Korea (Incheon training center)	7,754 sq. feet	April 2023
Taipei, Taiwan (Taiwan headquarters)	260 sq. feet	January 2023
Tsuen Wan, New Territories, Hong Kong (office)	5,306 sq. feet	N/A [1]
Hengqin, Zhuhai, China (office)	930 sq. feet	September 2023
Tianhe, Guangzhou, China (office)	110 sq. feet	July 2024
Richmond, BC (Canada training center)	1,963 sq. feet	September 2025
Markham, ON (office)	1,714 sq. feet	September 2024
Bedfordview, South Africa (office)	4,123 sq. feet	N/A [1]
Guadalajara, Mexico (customer service center)	4,187 sq. feet	March 2024
Mexico City, 1st flr Mexico (customer service center)	1,324 sq. feet	August 2023
Mexico City, 3rd flr Mexico	1,324 sq. feet	August 2023
Guadalajara, Mexico (office & balcony)	1,259 sq. feet	May 2024
Colima, Mexico (office)	732 sq. feet	December 2023
Amsterdam, Netherlands (shared office space)	50 sq.feet	August 2023

[1] Renewable monthly.

To maximize our operating strategy and minimize costs, we contract with third-party distribution and fulfillment facilities in our three regions: (i) the Americas, (ii) EMEA and (iii) Asia/Pacific. By entering into these third-party distribution facility agreements, our offices maintain flexible operating capacity, minimize shipping costs, and are able to process an order within 24-hours after order placement and receipt of payment.

Item 3.   **Legal Proceedings**

See Note 12 to our Consolidated Financial Statement, *Litigation*, which is incorporated herein by reference.

Item 4.   **Mine Safety Disclosures**

Not Applicable.

Item 5. **Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities**

Market for Our Common Stock. On February 12, 1999, we completed our initial public offering. Our common stock is currently trading on Nasdaq under the symbol "MTEX."

Holders. As of February 28, 2023, there were 1,089 shareholders of record.

Recent Sales of Unregistered Securities. None.

Uses of Proceeds from Registered Securities. None.

Issuer Purchases of Equity Securities.

The following information is provided pursuant to Item 703 of Regulation S-K:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced programs[a]	Dollar value of shares that may yet be purchased[b] (in thousands)
October 1, 2022 - October 31, 2022	16,463	$ 22.59	16,463	$ 5,847
November 1, 2022 - November 30, 2022	1,822	$ 21.45	1,822	$ 5,808
December 1, 2022 - December 31, 2022	—	$ —	—	$ 5,808
Total	18,285		18,285	

[a]We have an ongoing authorization, originally approved by our Board on August 28, 2006 to repurchase up to $20.0 million of shares of our common stock, which was subsequently reactivated by our Board in August of 2016 and December of 2017, to repurchase up to $0.5 million (of the original $20.0 million authorization), respectively, in shares of our common stock in the open market. In August of 2018 and November of 2018, our Board reactivated an additional $0.5 million (of the original $20.0 million authorization), respectively, in shares of our common stock to be repurchased in the open market. In December 2019, our Board approved a share repurchase program to acquire up to $1.0 million (of the original $20.0 million authorization) of our common stock through March 1, 2020. In August 2020, our Board approved a share repurchase program to acquire up to $1.0 million (of the original $20.0 million authorization) of our common stock through August 16, 2021. In September 2021, our Board approved a share repurchase program to acquire up to $1.0 million (of the original $20.0 million authorization) of our common stock through September 21, 2022. In September 2022, our Board approved a share repurchase program to acquire up to $1.5 million (of the original $20.0 million authorization) of our common stock through September 18, 2023. Any repurchases pursuant to an authorized share repurchase program would be made from time to time in the open market, through block trades or in privately negotiated transactions. The timing, volume and nature of any share repurchases would be at the discretion of management and dependent on market conditions, applicable securities laws and other factors, and could be suspended or discontinued at any time. All or part of any such repurchases could be implemented under a Rule 10b5-1 trading plan.

[b]Remaining value of the original $20.0 million approved by our Board on August 28, 2006.

Item 6. **[Reserved]**

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following discussion is intended to assist in the understanding of our consolidated financial position and our results of operations for each of the two years ended December 31, 2022 and 2021. This discussion should be read in conjunction with "Item 15. – Consolidated Financial Statements" beginning on page F-1 of this report and with other financial information included elsewhere in this report. Unless stated otherwise, all financial information presented below, throughout this report, and in the consolidated financial statements and related notes includes Mannatech and all of our subsidiaries on a consolidated basis. Refer to the *Non-GAAP Financial Measure* section herein for a description of how Constant dollar ("Constant dollar") growth rate (a Non-GAAP financial metric) is determined.

COMPANY OVERVIEW

Mannatech is a global wellness solution provider, which was incorporated and began operations in November 1993. We develop and sell innovative, high quality, proprietary nutritional supplements, topical and skin care and anti-aging products, and weight-management products that target optimal health and wellness. We currently sell our products in three regions: (i) the Americas (the United States, Canada and Mexico); (ii) Europe/the Middle East/Africa ("EMEA") (Austria, the Czech Republic, Denmark, Estonia, Finland, Germany, the Republic of Ireland, Namibia, the Netherlands, Norway, South Africa, Spain, Sweden and the United Kingdom); and (iii) Asia/Pacific (Australia, Japan, New Zealand, the Republic of Korea, Singapore, Taiwan, Hong Kong, and China). We also ship our products to customers in the following countries: Belgium, France, Greece, Italy, Luxembourg, and Poland.

We conduct our business as a single reporting segment and primarily sell our products through a network of approximately 145,000 active associates and preferred customer positions held by individuals that purchased our products and/ or packs or paid associate fees during the last 12 months, who we refer to as *current associates and preferred customers*. New pack sales and the receipt of new associate fees in connection with new positions in our network are leading indicators for the long-term success of our business. New associate or preferred customer positions are created in our network when our associate fees are paid or packs and products are purchased for the first time under a new account. We operate as a seller of nutritional supplements, topical and skin care and anti-aging products, and weight-management products through our network marketing distribution channels operating in 24 countries and direct e-commerce retail in China. We review and analyze net sales by geographical location and by packs and products on a consolidated basis. Each of our subsidiaries sells similar products and exhibits similar economic characteristics, such as selling prices and gross margins.

Because we sell our products through network marketing distribution channels, the opportunities and challenges that affect us most are: recruitment of new and retention of current associates and preferred customers that occupy sales or purchasing positions in our network; entry into new markets and growth of existing markets; niche market development; new product introduction; and investment in our infrastructure. Our subsidiary in China, Meitai, is currently operating as a traditional retailer under a cross-border e-commerce model. Meitai cannot legally conduct a direct selling business in China unless it acquires a direct selling license in China.

Current Economic Conditions and Recent Developments

Overall net sales decreased $22.6 million, or 14.1%, for 2022, as compared to 2021. Our 2022 net sales declined $12.1 million, or 7.6%, on a Constant dollar basis (see Non-GAAP Financial Measures, below), and unfavorable foreign exchange caused a $10.5 million decrease in GAAP net sales as compared to 2021.

RESULTS OF OPERATIONS

Year Ended December 31, 2022 compared to Year Ended December 31, 2021

The tables below summarize our consolidated operating results in dollars and as a percentage of net sales for the years ended December 31, 2022 and 2021 *(in thousands, except percentages)*.

	2022		2021		Change	
	Total Dollars	% of net sales	Total Dollars	% of net sales	Dollar	Percentage
Net sales	$ 137,208	100.0 %	$ 159,762	100.0 %	$ (22,554)	(14.1)%
Cost of sales	33,060	24.1 %	34,149	21.4 %	(1,089)	(3.2)%
Gross profit	104,148	75.9 %	125,613	78.6 %	(21,465)	(17.1)%
Operating expenses:						
Commissions and incentives	55,483	40.4 %	63,784	39.9 %	(8,301)	(13.0)%
Selling and administrative expenses	27,470	20.0 %	29,427	18.4 %	(1,957)	(6.7)%
Depreciation and amortization	1,627	1.2 %	1,719	1.0 %	(92)	(5.4)%
Other operating costs	19,973	14.6 %	21,634	13.5 %	(1,661)	(7.7)%
Total operating expenses	104,553	76.2 %	116,564	73.0 %	(12,011)	(10.3)%
(Loss) income from operations	(405)	(0.3)%	9,049	5.7 %	(9,454)	(104.5)%
Interest income	88	0.1 %	66	— %	22	33.3 %
Other (expense) income, net	(162)	(0.1)%	(223)	(0.1)%	61	27.4 %
(Loss) income before income taxes	(479)	(0.3)%	8,892	5.6 %	(9,371)	105.4 %
Income tax (provision) benefit	(4,011)	(2.9)%	950	0.6 %	(4,961)	(522.2)%
Net (loss) income	$ (4,490)	(3.3)%	$ 9,842	6.2 %	$ (14,332)	145.6 %

Non-GAAP Financial Measures

To supplement our financial results presented in accordance with generally accepted accounting principles in the United States ("GAAP"), we disclose operating results that have been adjusted to exclude the impact of changes due to the translation of foreign currencies into U.S. dollars, including changes in: Net Sales, Gross Profit, and Income (loss) from Operations. We refer to these adjusted financial measures as Constant dollar items, which are Non-GAAP financial measures. We believe these measures provide investors an additional perspective on trends. To exclude the impact of changes due to the translation of foreign currencies into U.S. dollars, we calculate current year results and prior year results at a constant exchange rate, which is the prior year's rate. Currency impact is determined as the difference between actual growth rates and constant currency growth rates.

	2022		2021	Constant Dollar Change	
	GAAP Measure: Total $	Non-GAAP Measure: Constant $	GAAP Measure: Total $	Dollar	Percent
Net sales	$ 137.2	$ 147.7	$ 159.8	$ (12.1)	(7.6)%
Product	$ 130.2	$ 140.0	$ 151.0	$ (11.0)	(7.3)%
Pack and associate fees	$ 6.2	$ 6.9	$ 8.0	$ (1.1)	(13.8)%
Other	$ 0.8	$ 0.8	$ 0.8	$ —	— %
Gross profit	$ 104.1	$ 112.4	$ 125.6	$ (13.2)	(10.5)%
(Loss) income from operations	$ (0.4)	$ 1.9	$ 9.0	$ (7.1)	(78.9)%

Net Sales in Dollars and as a Percentage of Consolidated Net Sales

Consolidated net sales by region for the years ended December 31, 2022 and 2021 were as follows *(in millions, except percentages)*:

	2022		2021	
Americas	$	41.6	30.3 %	$	46.8	29.3 %
Asia/Pacific		83.8	61.1 %		97.7	61.1 %
EMEA		11.8	8.6 %		15.3	9.6 %
Total	$	**137.2**	**100.0 %**	$	**159.8**	**100.0 %**

Consolidated domestic and foreign net sales for the years ended December 31, 2022 and 2021 were as follows *(in millions, except percentages)*:

	2022		2021	
Domestic	$	29.8	21.7 %	$	35.0	21.9 %
Foreign		107.4	78.3 %		124.8	78.1 %
Total	$	**137.2**	**100.0 %**	$	**159.8**	**100.0 %**

Net Sales

Overall net sales decreased by $22.6 million, or 14.1%, for 2022, as compared to 2021. For the year ended December 31, 2022, our operations outside of the Americas accounted for approximately 69.7% of our consolidated net sales, whereas in the same period in 2021, our operations outside of the Americas accounted for approximately 70.7% of our consolidated net sales.

Sales for the Americas decreased by $5.2 million, or 11.1%, to $41.6 million for 2022 as compared to $46.8 million for the same period in 2021 as we worked through an unprecedented supply challenge that put a headwind on recruiting and contributed to a 10.0% decline in the number of active independent associates and preferred customers, which was partially offset by 1.3% increase in revenue per active independent associate and preferred customer.

During 2022, Asia/Pacific sales decreased by $13.9 million, or 14.2%, to $83.8 million as compared to $97.7 million for 2021. Foreign currency exchange had the effect of decreasing revenue by $9.3 million for the year ended December 31, 2022, as compared to the same period in 2021 and partially explains the 10.4% decrease in revenue per active independent associate and preferred customer. The currency impact is primarily due to the weakening of the Korean Won, Japanese Yen and Australian Dollar. The numbers of active independent associates and preferred customers decreased 6.9%.

During 2022, EMEA sales decreased by $3.5 million, or 22.9%, to $11.8 million as compared to $15.3 million for 2021. This decrease was primarily due to a 25.9% decrease in the number of active independent associates and preferred customers, which was partially offset by a 0.6% increase in revenue per active independent associate and preferred customer. Foreign currency exchange had the effect of decreasing revenue by $1.2 million for the year ended December 31, 2022 as compared to the same period in 2021. The currency impact is primarily due to the weakening of the South African Rand, British Pound and Euro.

Our sales mix for the years ended December 31, was as follows (in millions, except percentages):

	2022	2021	Change	
			Dollar	**Percentage**
Consolidated product sales	$ 130.2	$ 151.0	$ (20.8)	(13.8)%
Consolidated pack sales and associate fees	6.2	8.0	(1.8)	(22.5)%
Consolidated other	0.8	0.8	—	— %
Total consolidated net sales	$ **137.2**	$ **159.8**	$ **(22.6)**	**(14.1)%**

Product Sales

Our product sales are made to our independent associates and preferred customers at published wholesale prices. Product sales for the year ended December 31, 2022 decreased by $20.8 million, or 13.8%, to $130.2 million, as compared to $151.0 million for the same period in 2021. The decrease in product sales was primarily due to a decrease in the average order value. The average order value in 2022 was $175, as compared to $190 for the same period in 2021. The number of orders processed during the year ended December 31, 2022 decreased by 5.6% as compared to the same period in 2021.

Pack Sales and Associate Fees

The Company collects associate fees in lieu of selling packs in certain markets. Associate fees are paid annually by new and continuing associates to the Company, which entitle them to earn commissions, benefits and incentives for that year. The Company collected associate fees in lieu of pack sales within the United States, Canada, South Africa, Japan, Australia, New Zealand, Singapore, Hong Kong, Taiwan, Austria, the Czech Republic, Denmark, Estonia, Finland, Germany, the Republic of Ireland, the Netherlands, Norway, Spain, Sweden and the United Kingdom.

In the Republic of Korea and Mexico, packs may still be purchased by our associates who wish to build a Mannatech business. These packs contain products that are discounted from both the published retail and associate prices. There are several pack options available to our associates. Pack sales may be completed during the final stages of the registration process, entitling the Associates to earn commissions, benefits, and incentives for that year. These packs can provide new associates with valuable training and promotional materials, as well as products for resale to retail customers, demonstration purposes, and personal consumption. Business-building associates in these markets can also purchase an upgrade pack, which provides the associate with additional promotional materials. We also do not collect associate fees or sell packs in our non-direct selling business in mainland China.

The dollar amount of pack sales and associate fees associated with new and continuing independent associate positions held by individuals in our network was as follows, for the years ended December 31 (*in millions, except percentages*):

	2022	2021	Change Dollar	Change Percentage
New	$ 0.4	$ 0.5	$ (0.1)	(20.0)%
Continuing	5.8	7.5	(1.7)	(22.7)%
Total	**$ 6.2**	**$ 8.0**	**$ (1.8)**	**(22.5)%**

Total pack sales and associate fees for the year ended December 31, 2022 decreased by $1.8 million, or 22.5%, to $6.2 million, as compared to $8.0 million for the same period in 2021. The number of packs sold and associate fees collected decreased by 3.3%.

During 2022 and continuing into 2023, we took the following actions in an effort to increase the number of independent associates and preferred customers:

- registered our most popular products with the appropriate regulatory agencies in all countries of operations where possible;

- rolled out new products;

- launched an aggressive marketing and educational campaign;

- continued to strengthen compliance initiatives;

- concentrated on publishing results of research studies and clinical trials related to our products;

- initiated additional incentives;

- explored new advertising and educational tools to broaden name recognition; and

- implemented changes to our global associate career and compensation plan.

The approximate number of active new and continuing active associates and preferred customers who purchased our packs or products or paid associate fees during the twelve months ended December 31 was as follows:

	2022		2021	
New	75,000	51.7 %	84,000	51.5 %
Continuing	70,000	48.3 %	79,000	48.5 %
Total	**145,000**	**100.0 %**	**163,000**	**100.0 %**

Other Sales

Other sales consisted of: (i) sales of promotional materials; (ii) monthly fees collected for the Success Tracker™ and Mannatech+ customized electronic business-building and educational materials, databases and applications; (iii) training and event registration fees; and (iv) a reserve for estimated sales refunds and returns. Promotional materials, training, database applications and business management tools to support our independent associates, which in turn helps stimulate product sales.

For the years ended December 31, 2022 and 2021, other sales remained constant at $0.8 million.

Gross Profit

For the year ended December 31, 2022, gross profit decreased by $21.5 million, or 17.1%, to $104.1 million, as compared to $125.6 million for the same period in 2021. Gross profit as a percentage of net sales decreased to 75.9% for 2022, as compared to 78.6% for 2021 due to the impacts of foreign exchange (mostly Korea Won and Japanese Yen), and rising costs in our supply chain.

Commission and Incentives

As sales declined, commission expenses decreased for the year ended December 31, 2022, by 14.8%, or $9.1 million to $52.5 million, as compared to $61.6 million for the same period in 2021. Commissions as a percentage of net sales were 38.2% for the year ending December 31, 2022 and 38.5% for the same period in the prior year.

Incentive costs increased for the year ended December 31, 2022 by 36.4%, or $0.8 million, to $3.0 million as compared to $2.2 million for the same period in 2021. The costs of incentives, as a percentage of net sales increased to 2.2% for the year ended December 31, 2022, as compared to 1.4% for the same period in 2021. This increase was related to travel incentives in the Americas and Asia/Pacific.

Selling and Administrative Expenses

Selling and administrative expenses include a combination of both fixed and variable expenses. These expenses consist of compensation and benefits for employees, temporary and contract labor and marketing-related expenses.

For the year ended December 31, 2022, overall selling and administrative expenses decreased by $1.9 million, or 6.7%, to $27.5 million, as compared to $29.4 million for the same period in 2021. The decrease in selling and administrative expenses consisted of a $1.1 million decrease in payroll costs, a $0.5 million decrease in marketing costs and a $0.3 million decrease in distribution costs.

Other Operating Costs

Other operating costs include accounting/legal/consulting fees, travel and entertainment expenses, credit card processing fees, off-site storage fees, utilities, bad debt, and other miscellaneous operating expenses.

For the year ended December 31, 2022, other operating costs decreased by $1.6 million, or 7.7%, to $20.0 million, as compared to $21.6 million for the same period in 2021. For the year ended December 31, 2022, other operating costs, as a percentage of net sales, were 14.6%, as compared to 13.5% for the same period in 2021. The decrease was due to a $0.7 million decrease in credit card fees, the resolution of the Korea Customs Audit (see Note 11, Commitments and Contingencies) for a $0.4 million lower cost than we expected, and a $0.3 million decrease in bad debt expense, and lower professional fees.

Depreciation and Amortization Expense

For the years ended December 31, 2022 and 2021, depreciation and amortization expense was $1.6 million and $1.7 million, respectively.

Other (Expense) Income, net

Primarily due to foreign exchange losses, other expense was $0.2 million and $0.2 million for the years ending December 31, 2022 and 2021, respectively.

Provision for Income Taxes

Provision for income taxes include current and deferred income taxes for both our domestic and foreign operations. Our statutory income tax rates by jurisdiction are as follows, for the years ended December 31:

Country	2022	2021
Australia	30.0 %	30.0 %
Bermuda	— %	— %
Canada	26.5 %	26.5 %
China[1]	25.0 %	5.0 %
Colombia[2]	35.0 %	31.0 %
Cyprus	12.5 %	12.5 %
Denmark	22.0 %	22.0 %
Gibraltar[3]	12.5 %	11.3 %
Hong Kong	16.5 %	16.5 %
Japan	34.6 %	34.6 %
Mexico	30.0 %	30.0 %
Netherlands[4]	25.8 %	— %
Norway	22.0 %	22.0 %
Republic of Korea	22.0 %	22.0 %
Russia[5]	20.0 %	20.0 %
Singapore	17.0 %	17.0 %
South Africa	28.0 %	28.0 %
Sweden	20.6 %	20.6 %
Switzerland[6]	9.2 %	9.2 %
Taiwan	20.0 %	20.0 %
Ukraine[7]	18.0 %	18.0 %
United Kingdom	19.0 %	19.0 %
United States[8]	23.2 %	23.2 %

[1]For 2021, the Company qualified for a reduced 5% tax rate in China as a Small Low Profit Enterprise, however in 2022, the Company no longer qualified for the reduced rate and is now taxed at the full 25% rate due to increased earnings.

[2]On November 1, 2019, the Company suspended operations in Colombia, but maintained the legal entity, Mannatech Colombia SAS. During Q2 2022, the Company liquidated the entity.

[3]The Company paid taxes at 10% for Gibraltar earnings until August 1, 2021, and 12.5% from August 1, 2021 onward.

[4]On September 13, 2022, the Company established a legal entity in the Netherlands called Mannatech Netherlands BV.

[5]On August 1, 2016, the Company established a legal entity in Russia called Mannatech RUS Ltd., but currently does not operate in Russia.

[6]On July 1, 2019, the Company suspended operations in Switzerland, but maintains the legal entity.

[7]On March 21, 2014, the Company suspended operations in the Ukraine, but maintains the legal entity, Mannatech Ukraine LLC.

[8]Includes blended state effective rate of 2.2% for 2022 and 2021 in addition to the U.S federal statutory rate of 21%.

Foreign Tax

Income from our international operations is subject to taxation in the countries in which we operate. Although we may receive foreign income tax credits that would reduce the total amount of income taxes owed in the United States, we may not be able to fully utilize our foreign income tax credits in the United States.

U.S. Tax

For each of the years ended December 31, 2022 and 2021, the Company's effective tax rate was (837.4)% and (10.7)%, respectively. In 2022, the Company's effective tax rate differed from the statutory rate due to additional taxes assessed as a result of the settlement of the income tax audit in Korea, the Company recording a valuation allowance on U.S. deferred tax assets largely driven by changes in expected earnings mix between jurisdictions and the relative impact of these items on decreased earnings. In 2021, the Company's effective rate differed from the statutory rate due to the effect of changes in valuation allowances recorded in certain jurisdictions, taking the IRC Section 250 deduction and applying tax credits.

At December 31, 2022 and 2021, the Company's valuation allowance was $9.8 million and $7.9 million, respectively. The provisions of Accounting Standards Codification Topic 740, *Income Taxes* ("ASC Topic 740") require a company to record a valuation allowance when the "more likely than not" criterion for realizing a deferred tax asset cannot be met. A company is to use judgment in reviewing both positive and negative evidence of realizing a deferred tax asset. Furthermore, the weight given to the potential effect of such evidence is commensurate with the extent the evidence can be objectively verified.

The valuation allowance against the Company's deferred tax assets consisted of the following at December 31 *(in thousands)*:

Country	2022	2021
China	$ 0.4	$ 0.5
Colombia	—	0.5
Cyprus	0.2	0.2
Mexico	1.8	1.9
Norway	0.1	0.1
South Africa	0.2	0.2
Switzerland	0.3	0.5
Taiwan	0.6	0.6
United States	6.2	3.4
Total	**$ 9.8**	**$ 7.9**

SEASONALITY

We believe the impact of seasonality on our consolidated results of operations is minimal. We have experienced and believe we will continue to experience variations on our quarterly results of operations in response to, among other things:

- the timing of the introduction of new products and incentives;
- our ability to attract and retain associates and preferred customers;
- the timing of our incentives and contests;
- the general overall economic outlook;
- government regulations;
- global pandemic;
- the outcome of certain lawsuits;
- the perception and acceptance of network marketing; and
- the consumer perception of our products and overall operations.

As a result of these and other factors, our quarterly results may vary significantly in the future. Period-to-period comparisons should not be relied upon as an indication of future performance since we can give no assurances that revenue trends in new markets, as well as in existing markets, will follow our historical patterns. The market price of our common stock may also be adversely affected by the above factors.

LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents

As of December 31, 2022, our cash and cash equivalents and restricted cash decreased by 40.7%, or $10.4 million, to $15.2 million from $25.6 million as of December 31, 2021. The Company is required to restrict cash for (i) direct selling insurance premiums and credit card sales in the Republic of Korea; (ii) reserve on credit card sales in the United States and Canada; and (iii) Australia building lease collateral. The current portion of restricted cash at each of December 31, 2022 and 2021 was $0.9 million. Fluctuations in currency rates produced a decrease of $2.4 million in cash and cash equivalents in 2022 as compared to a decrease of $2.7 million in 2021.

Our principal use of cash is to pay for operating expenses, including commissions and incentives, capital assets, inventory purchases, and periodic cash dividends. We fund our business objectives, operations, and expansion of our operations through net cash flows from operations rather than incurring long-term debt.

Working Capital

Working capital represents total current assets less total current liabilities. At December 31, 2022, our working capital decreased by $7.6 million, or 59.8%, to $5.1 million

from $12.7 million at December 31, 2021. The decrease in working capital is primarily due to a decrease in our current assets.

Net Cash Flows

Our net consolidated cash flows consisted of the following, for the years ended December 31 *(in millions)*:

Provided by / (used in):	2022		2021	
Operating activities	$	(2.6)	$	10.8
Investing activities	$	(1.1)	$	(0.7)
Financing activities	$	(4.3)	$	(9.3)

Operating Activities

Cash provided by operating activities decreased by $13.4 million for the year ended December 31, 2022, as compared to the same period in 2021. For the year ended December 31, 2022, this decrease was due to an operating loss and cash invested in inventory.

Investing Activities

During the year ended December 31, 2022 and 2021, we invested $1.1 million and $0.7 million in computer hardware and software, respectively.

Financing Activities

For the year ended December 31, 2022, our financing activities used cash of $4.3 million compared to cash used of $9.3 million for the same period of 2021. For the year ended December 31, 2022, we used approximately $0.8 million in the repayment of finance lease obligations and other long term liabilities, $1.5 million in the payment of dividends to shareholders, and $2.0 million in the repurchase of common stock. For the year ended December 31, 2021, we used approximately $0.4 million in the repayment of finance lease obligations and other long term liabilities, $4.3 million in the payment of dividends to shareholders, and $5.1 million for the repurchase of common stock, which was partially offset by $0.5 million cash provided by the exercise of stock options.

General Liquidity and Cash Flows

Short Term Liquidity

We believe our existing liquidity and cash flows from operations are adequate to fund our normal expected future business operations for the next 12 months. As our primary source of liquidity is our cash flows from operations, this will be dependent on our ability to maintain and/or continue to improve revenue as compared to our operational expenses. However, if our existing capital resources or cash flows become insufficient to meet current business plans, projections, and existing capital requirements, we may be required to raise additional funds, which may not be available on favorable terms, if at all. As of December 31, 2022 and 2021, cash and cash equivalents held in bank accounts in foreign countries totaled $11.3 million and $22.6 million, respectively.

We are engaged in ongoing audits in various tax jurisdictions and other disputes in the normal course of business. It is impossible at this time to predict whether we will incur any liability, or to estimate the ranges of damages, if any, in connection with these matters. Adverse outcomes on these uncertainties may lead to substantial liability or enforcement actions that could adversely affect our cash position. The Canada Revenue Agency is auditing the Company's GST filings from January 2019 through April 2021. Management believes the likelihood of an additional GST liability or penalty from the audit is remote and therefore has not accrued a liability related to this audit at December 31, 2021. For more information see Note 1, *Organization and Summary of Significant Accounting Policies,* Note 7, *Income Taxes*, Note 11, *Commitments and Contingencies, and* Note 12, *Litigation* to our Consolidated Financial Statements.

We have contractual purchase commitments with certain raw material suppliers to purchase minimum quantities and to ensure exclusivity of our raw materials and the proprietary nature of our products. At December 31, 2022, we have one supply agreement that requires the Company to purchase an aggregate of $7.9 million through 2024, with no purchase commitments thereafter. We also maintain other supply agreements and manufacturing agreements to protect our products, regulate product costs, and help ensure quality control standards. These agreements do not require us to purchase any minimum quantities. We have no present commitments or agreements with respect to acquisitions or purchases of any manufacturing facilities; however, management from time to time explores the possibility of the benefits of purchasing a raw material manufacturing facility to help control costs of our raw materials and help ensure quality control standards.

We have operating lease liabilities for the property and equipment we use in our business operations. These operating lease liabilities represent our minimum future payment obligations on operating leases, including imputed interest. At December 31, 2022, our operating lease liabilities were $5.8 million, of which $1.6 million was recorded in Accrued expenses and $4.2 million was recorded in Other long-term liabilities. We also have finance lease liabilities of $0.2 million and lease restoration liabilities of $0.3 million.

We have a pension obligation of $0.3 million related to our employee benefit plan at our Japan subsidiary.

In recent years, as we have responded to COVID-19, we have taken steps to protect the health, safety and well-being of our customers, associates, employees, and communities by closing some offices and equipping various staff members to work remotely. The Company depends on an independent salesforce of distributors to market and sell its products to consumers. Developments such as social distancing and shelter-in-place directives has impacted their ability to engage with potential and existing customers. The adverse economic effects of COVID-19 include government restriction and changes in consumer demand for the Company's products. The Company has rescheduled corporate sponsored events, and in some cases, our associates have canceled sales meetings.

Prolonged workforce disruptions, continued disruption in our supply chain, and potential decreases in consumer demands could negatively impact our sales as well as the Company's overall liquidity in the next twelve months, however, such impact is currently unknown.

Long Term Liquidity

We believe our cash flows from operations should be adequate to fund our normal expected future business operations and possible international expansion costs for the long term. As our primary source of liquidity is from our cash flows from operations, this will be dependent on our ability to maintain and/or improve revenue as compared to operational expenses.

However, if our existing capital resources or cash flows become insufficient to meet anticipated business plans and existing capital requirements, we may be required to raise additional funds, which may not be available on favorable terms, if at all.

Our future access to the capital markets may be adversely impacted if we fail to maintain compliance with the Nasdaq Marketplace Rules for the continued listing of our stock. We continuously monitor our compliance with the Nasdaq continued listing rules.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any special-purpose entity arrangements, nor do we have any off-balance sheet arrangements.

MARKET RISKS

Please see "Quantitative and Qualitative Disclosure about Market Risk" under Item 7A of this Form 10-K for additional information about our Market Risks.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with GAAP. The application of GAAP requires us to make estimates and assumptions that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of Mannatech at the date of our financial statements. We use estimates throughout our financial statements, which are influenced by management's judgment and uncertainties. Our estimates are based on historical trends, industry standards, and various other assumptions that we believe are applicable and reasonable under the circumstances at the time the consolidated financial statements are prepared. Our Audit Committee reviews our critical accounting policies and estimates. We continually evaluate and review our policies related to the portrayal of our consolidated financial position and consolidated results of operations that require the application of significant judgment by our management. We also analyze the need for certain estimates, including the need for such items as allowance for doubtful accounts, inventory reserves, long-lived fixed assets and capitalization of internal-use software development costs, reserve for uncertain income tax positions and tax valuation allowances, revenue recognition, sales returns, and deferred revenues, accounting for stock-based compensation, and contingencies and litigation. Historically, actual results have not materially deviated from our estimates. However, we caution readers that actual results could differ from our estimates and assumptions applied in the preparation of our consolidated financial statements. If circumstances change relating to the various assumptions or conditions used in our estimates, we could experience an adverse effect on our financial position, results of operations, and cash flows. We have identified the following applicable critical accounting policies and estimates as of December 31, 2022:

Inventory Reserves

Inventory consists of raw materials, finished goods, and promotional materials that are stated at the lower of cost (using standard costs that approximate average costs) or net realizable value. We record the amounts charged by the vendors as the costs of inventory. Typically, the net realizable value of our inventory is higher than the aggregate cost. Determination of net realizable value can be complex and, therefore, requires a high degree of judgment. In order for management to make the appropriate determination of net realizable value, the following items are considered: inventory turnover statistics, current selling prices, seasonality factors, consumer demand, regulatory changes, competitive pricing, and performance of similar products. If we determine the carrying value of inventory is in excess of estimated net realizable value, we write down the value of inventory to the estimated net realizable value.

We also review inventory for obsolescence in a similar manner and any inventory identified as obsolete is reserved or written off. Our determination of obsolescence is based on assumptions about the demand for our products, product expiration dates, estimated future sales, and general future plans. We monitor actual sales compared to original projections, and if actual sales are less favorable than those originally projected by us, we record an additional inventory reserve or write-down. Historically, our estimates have been close to our actual reported amounts. However, if our estimates regarding inventory obsolescence are inaccurate or consumer demand for our products changes in an unforeseen manner, we may be exposed to additional material losses or gains in excess of our established estimated inventory reserves. At each of December 31, 2022 and 2021, our inventory reserves were $0.4 million.

Uncertain Income Tax Positions and Tax Valuation Allowances

As required by ASC Topic 740, we use judgments and make estimates and assumptions related to evaluating the probability of uncertain income tax positions. We base our estimates and assumptions on the potential liability related to an assessment of whether the income tax position will "*more likely than not*" be sustained in an income tax audit. We are also subject to periodic audits from multiple domestic and foreign tax authorities related to income tax and other forms of taxation. These audits examine our tax positions, timing of income and deductions, and allocation procedures across multiple jurisdictions. Depending on the nature of the tax issue, we could be subject to audit over several years. Therefore, our estimated reserve balances and liability related to uncertain income tax positions may exist for multiple years before the applicable statute of limitations expires or before an issue is resolved by the taxing authority. Additionally, we may be requested to extend the statute of limitations for tax years under audit. It is reasonably possible the tax jurisdiction may request that the statute of limitations be extended, which may cause the classification between current and long-term to change. We believe our tax liabilities related to uncertain tax positions are based upon reasonable judgment and estimates; however, if actual results materially differ, our effective income tax rate and cash flows could be affected in the period of discovery or resolution. There are ongoing income tax audits in various international jurisdictions that we believe are not material to our financial statements. As of December 31, 2022, there was nothing recorded in other long-term liabilities on our consolidated balance sheet related to uncertain income tax positions.

We also review the estimates and assumptions used in evaluating the probability of realizing the future benefits of our deferred tax assets and record a valuation allowance when we believe that a portion or all of the deferred tax assets may not be realized. If we are unable to realize the expected future benefits of our deferred tax assets, we are required to provide a valuation allowance. We use our past history and experience, overall profitability, future management plans, and current economic information to evaluate the amount of valuation allowance to record. As of December 31, 2022, we maintained a valuation allowance for deferred tax assets arising from our operations of $9.8 million because they did not meet the "more likely than not" criteria as defined by the recognition and measurement provisions of FASB ASC Topic 740, Income Taxes. In addition, as of December 31, 2022, we had net deferred tax assets, after valuation allowance and deferred tax liabilities, totaling $1.5 million, which may not be realized if our assumptions and estimates change, which would affect our effective income tax rate and cash flows in the period of discovery or resolution.

Transfer Pricing

In many countries, including the U.S., we are subject to transfer pricing and other tax regulations designed to ensure that appropriate levels of income are reported as earned by our U.S. and foreign entities and are taxed accordingly. In the normal course of business, we are audited by federal, state and foreign tax authorities, and subject to inquiries from those tax authorities regarding the amount of taxes due. These inquiries may relate to the timing and amount of deductions and the allocation of income among various tax jurisdictions. We believe that our tax positions comply with applicable tax law and intend to defend our positions, if necessary. Our effective tax rate in each financial statement period could be impacted if we prevailed in matters for which reserves have been established, or were required to pay amounts more than established reserves.

Revenue Recognition

Our revenue is derived from sales of individual products and associate fees or, in certain geographic markets, starter packs. Substantially all of our product and pack sales are to associates and preferred customers at published wholesale prices. We record revenue net of any sales taxes and record a reserve for expected sales returns based on historical experience. We recognize revenue from shipped packs and products upon receipt by the customer. We estimate order delivery dates using weighted averages of historical delivery data periodically provided by our freight carriers.

Orders placed by associates or preferred customers constitute our contracts. Product sales placed in the form of an automatic order contain two performance obligations: (a) the sale of the product and (b) the loyalty program. For these contracts, the Company accounts for each of these obligations separately as they are each distinct. The transaction price is allocated between the product sale and the loyalty program on a relative standalone selling price basis. Sales placed through a one-time order contain only the first performance obligation noted above - the sale of the product.

The Company provides associates with access to a complimentary three-month package for the Success Tracker™ and Mannatech+ online business tools with the first payment of an associate fee. The first payment of an associate fee contains three performance obligations: (a) the associate fee, whereby the Company provides an associate with the right to earn commissions, bonuses and incentives for a year, (b) three months of complimentary access to utilize the Success Tracker™ online tool and (c) three months of complimentary access to utilize the Mannatech+ online business tool. The transaction price is allocated between the three performance obligations on a relative standalone selling price basis. Associates do not have complimentary access to online business tools after the first contractual period.

With regard to both of the aforementioned contracts, the Company determines the standalone selling prices by using observable inputs which includes the Company's standard published price lists.

Product Return Policy

We stand behind our products and believe we offer a reasonable and industry-standard product return policy to all of our customers. We do not resell returned products. Refunds are not processed until proper approval is obtained. Refunds are processed and returned in the same form of payment that was originally used in the sale. Each country in which we operate has specific product return guidelines. However, we allow our associates and preferred customers to exchange products as long as the products are unopened and in good condition. Our return policies for our retail customers and our associates and preferred customers are as follows:

- *Retail Customer Product Return Policy.* This policy allows a retail customer to return any of our products to the original associate who sold the product and receive a full cash refund from the associate for the first 180 days following the product's purchase if located in the United States and Canada, and for the first 90 days following the product's purchase in other countries where we sell our products. The associate may return or exchange the product based on the associate product return policy. In China, where we sell our products under a cross-border e-commerce model, we have a 14-day return policy.

- *Associate and Preferred Customer Product Return Policy.* This policy allows the associate or preferred customer to return an order within one year of the purchase date upon terminating his/her account. If an associate or preferred customer returns a product unopened and in good condition, he/she may receive a full refund minus a 10% restocking fee. We may also allow the associate or preferred customer to receive a full satisfaction guarantee refund if they have tried the product and are not satisfied for any reason, excluding promotional materials. This satisfaction guarantee refund applies in the United States and Canada, only for the first 180 days following the product's purchase, and applies in other countries where we sell our products for the first 90 days following the product's purchase; however, any commissions earned by an associate will be deducted from the refund. If we discover abuse of the refund policy, we may terminate the associate's or preferred customer's account.

The Company utilizes the expected value method, as set forth by ASC Topic 606, to estimate the sales returns and allowance liability by taking the weighted average of the sales return rates over a rolling six-month period. The Company allocates the total amount recorded within the sales return and allowance liability as a reduction of the overall transaction price for the Company's product sales. The Company deems the sales refund and allowance liability to be a variable consideration. The method for estimating the sales returns and allowance liability has remained consistent as a result of adopting ASC Topic 606.

Accounting for Stock-Based Compensation

We grant stock options to our employees, board members, and consultants. At the date of grant, we determine the fair value of a stock option award and recognize compensation expense over the requisite service period, or the vesting period of such stock option award, which is two or three years. The fair value of the stock option award is calculated using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires us to apply judgment and use highly subjective assumptions, including expected stock option life, expected volatility, expected average risk-free interest rates, and expected forfeiture rates. For the year ended December 31, 2022, our assumptions and estimates used to determine the fair value of stock options granted in 2022 were as follows:

2022 Grants	May	June
Estimated fair value per share of options granted:	$ 9.93	$ 6.72
Assumptions:		
Dividend yield	2.6 %	3.9 %
Risk-free interest rate	2.9 %	3.4 %
Expected market price volatility	63.6 %	64.9 %
Average expected life of stock options (in years)	4.5	4.5

Historically, our estimates and underlying assumptions have not materially deviated from our actual reported results and rates. However, we base assumptions we use on our best estimates, which involves inherent uncertainties based on market conditions that are outside of our control. If actual results are not consistent with the assumptions we use, the stock-based compensation expense reported in our consolidated financial statements may not be representative of the actual economic cost of stock-based compensation. For example, if actual employee forfeitures significantly differ from our estimated forfeitures, we may be required to adjust our consolidated financial statements in future periods. As of December 31, 2022, using our current assumptions and estimates, we anticipate recognizing less than $0.1 million in gross compensation expense through 2023 related to unvested stock options outstanding.

If we grant additional stock options in the future, we would be required to recognize additional compensation expense over the vesting period of such stock options in our consolidated statement of operations. As of December 31, 2022, we had 126,276 shares available for grant in the future.

Contingencies and Litigation

Each quarter, we evaluate the need to establish a reserve for any legal claims or assessments. We base our evaluation on our best estimates of the potential liability in such matters. The legal reserve would include an estimated amount for any damages and the probability of losing any threatened legal claims or assessments. No legal reserve was deemed necessary at December 31, 2022. The legal reserve is developed in consultation with our general and outside counsel and is based upon a combination of litigation and settlement strategies. Although we believe that our legal reserves and accruals are based on reasonable judgments and estimates, actual results could differ, which may expose us to material gains or losses in future periods. If actual results differ, if circumstances change, or if we experience an unanticipated adverse outcome of any legal action, including any claim or assessment, we would be required to recognize the estimated amount that could reduce net income, earnings per share, and cash flows.

We resolved the Busan Customs Office audit of Korea customs values for a $0.4 million lower cost than we accrued last year. As we process commissions monthly, Mannatech Korea receives from Mannatech Inc. payments for members' commissions and these intercompany payments are settled by way of netting set-off with other transactions. We are seeking an official ruling from the Ministry of Economy and Finance involving the netting of receivables / payables in foreign currency between a Korean resident and a non-resident and whether this should be reported to the Bank of Korea or a designated foreign exchange bank under compliance with the Foreign Exchange Transactions Act ("FETA") of Korea. If it is confirmed in the ruling that the above transactions are subject to the advance reporting requirement under the FETA, there is a possibility of a penalty for the violation.

Item 7A.   **Quantitative and Qualitative Disclosures About Market Risk**

We do not engage in trading market risk sensitive instruments and do not purchase investments as hedges or for purposes "other than trading" that are likely to expose us to certain types of market risk, including interest rate, commodity price, or equity price risk. Although we have investments, we believe there has been no material change in our exposure to interest rate risk. We have not issued any debt instruments, entered into any forward or futures contracts, purchased any options, or entered into any swap agreements.

We are exposed, however, to other market risks, including changes in currency exchange rates as measured against the United States dollar. Because the change in value of the United States dollar measured against foreign currency may affect our consolidated financial results, changes in foreign currency exchange rates could positively or negatively affect our results as expressed in United States dollars. For example, when the United States dollar strengthens against foreign currencies in which our products are sold or weakens against foreign currencies in which we may incur costs, our consolidated net sales or related costs and expenses could be adversely affected. We translate our revenues and expenses in foreign markets using an average rate. We believe inflation has not had a material impact on our consolidated operations or profitability.

We maintain policies, procedures, and internal processes in an effort to help monitor any significant market risks and we do not use any financial instruments to manage our exposure to such risks. We assess the anticipated foreign currency working capital requirements of our foreign operations and maintain a portion of our cash and cash equivalents denominated in foreign currencies sufficient to satisfy most of these anticipated requirements.

We caution that we cannot predict with any certainty our future exposure to such currency exchange rate fluctuations or the impact, if any, such fluctuations may have on our future business, product pricing, operating expenses, and on our consolidated financial position, results of operations, or cash flows. However, to combat such market risk, we closely monitor our exposure to currency fluctuations. The regions and countries in which we currently have exposure to foreign currency exchange rate risk include (i) North America/South America (Canada, Colombia and Mexico); (ii) EMEA (Austria, the Czech Republic, Denmark, Estonia, Finland, Germany, the Republic of Ireland, the Netherlands, Norway, South Africa, Spain, Sweden, Switzerland and the United Kingdom); and (iii) Asia/Pacific (Australia, Japan, New Zealand, the Republic of Korea, Singapore, Taiwan, Hong Kong and China). The current (spot) rate, average currency exchange rates, and the low and high of such currency exchange rates as compared to the United States dollar, for each of these countries as of and for the year ended December 31, 2022 were as follows:

| Country (foreign currency name) | Year ended December 31, 2022 | | | As of December 31, 2022 |
	Low	High	Average	Spot
Australia (Australian Dollar)	0.62084	0.75967	0.69513	0.67923
Canada (Canadian Dollar)	0.72052	0.80212	0.76917	0.73837
China (Renminbi)	0.13690	0.15849	0.14896	0.14445
Colombia (Peso)	0.00020	0.00027	0.00024	0.00021
Czech Republic (Koruna)	0.03902	0.04713	0.04292	0.04421
Denmark (Kroner)	0.12936	0.15398	0.14169	0.14360
Hong Kong (Hong Kong Dollar)	0.12739	0.12871	0.12771	0.12822
Japan (Yen)	0.00667	0.00880	0.00766	0.00758
Mexico (Peso)	0.04685	0.05203	0.04976	0.05131
New Zealand (New Zealand Dollar)	0.55670	0.69733	0.63632	0.63393
Norway (Krone)	0.09197	0.11627	0.10453	0.10148
Republic of Korea (Won)	0.00069	0.00084	0.00078	0.00079
Singapore (Singapore Dollar)	0.69382	0.74547	0.72574	0.74547
South Africa (Rand)	0.05449	0.06904	0.06141	0.05892
Sweden (Krona)	0.08813	0.11198	0.09930	0.09583
Switzerland (Franc)	0.99076	1.09692	1.04842	1.08295
Taiwan (New Taiwan Dollar)	0.03096	0.03632	0.03365	0.03258
United Kingdom (British Pound)	1.06884	1.37226	1.23759	1.20616
Various countries [1] (Euro)	0.96198	1.14574	1.05403	1.06772

(1) Austria, Germany, the Netherlands, Estonia, Finland, the Republic of Ireland and Spain

Item 8.   **Financial Statements and Supplementary Data**

Our Consolidated Financial Statements and Supplementary Data required by this Item 8 are set forth in Item 15 of this report.

Item 9.   **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

Item 9A.   **Controls and Procedures**

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer (principal executive officer) and our Chief Financial Officer (principal financial officer), have concluded, based on their evaluation as of December 31, 2022, that our disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d – 15(e) under the Exchange Act) are effective to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and include controls and procedures designed to ensure that information required to be disclosed by us in such reports is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, there were no changes in our internal control over our financial reporting that we believe materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a – 13(f) or Rule 15d-15(f) under the Exchange Act) for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes: maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our consolidated financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our consolidated financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2022.

Item 9B.   **Other Information**

None.

Item 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

None.


PART III


Documents Incorporated by Reference

The information required by Items 10, 11, 12, 13 and 14 of Part III of Form 10-K is incorporated by reference to the definitive proxy statement for our annual meeting to be filed with the SEC within 120 days after December 31, 2022.


PART IV


Item 15.   Exhibits and Financial Statement Schedule

(a) Documents filed as a part of the report:

1. Consolidated Financial Statements

The following financial statements and Report of Independent Registered Public Accounting Firm are filed as a part of this report on the pages indicated:

Index to Consolidated Financial Statements	F-1
Report of Independent Registered Public Accounting Firm: BDO USA, LLP; Dallas, Texas; PCAOB ID#243	F-2
Consolidated Balance Sheets as of December 31, 2022 and 2021	F-4
Consolidated Statements of Operations for the years ended December 31, 2022 and 2021	F-5
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2022 and 2021	F-5
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2022 and 2021	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2022 and 2021	F-7
Notes to Consolidated Financial Statements	F-9

2. Financial Statement Schedule

The financial statement schedule required by this item is included as an Exhibit to this Annual Report on Form 10-K.

3. Exhibit List

See Index to Exhibits following Item 16 of this Annual Report on Form 10-K.

Item 16.   **Form 10-K Summary**

Not Applicable.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit (s)	Filing Date
3.1	Amended and Restated Articles of Incorporation of Mannatech, dated May 19, 1998.	S-1	333-63133	3.1	October 28, 1998
3.2	Amendment to the Amended and Restated Articles of Incorporation of Mannatech, dated January 13, 2012.	8-K	000-24657	3.1	January 17, 2012
3.3	Fifth Amended and Restated Bylaws of Mannatech, effective August 25, 2014.	8-K	000-24657	3.1	August 27, 2014
4.1	Specimen Certificate representing Mannatech's common stock, par value $0.0001 per share.	S-1	333-63133	4.1	October 28, 1998
4.2	Description of Securities	10-K	000-24657	4.2	March 26, 2020
10.1†	Mannatech, Incorporated 2017 Stock Incentive Plan	S-8	333-233418	4.1	August 22, 2019
10.2†	First Amendment to Mannatech, Incorporated 2017 Stock Incentive Plan	10-Q	000-24657	10.1	August 7, 2019
10.3†	Form of Performance Stock Unit Award Agreement	10-Q	000-24657	10.2	August 8, 2017
10.4†	Form of Stock Option Award Agreement	10-Q	000-24657	10.3	August 8, 2017
10.5†	Form of Restricted Stock Unit Award Agreement	10-Q	000-24657	10.4	August 8, 2017
10.6†	Form of Stock Appreciation Rights Award Agreement	10-Q	000-24657	10.5	August 8, 2017
10.7†	Form of Restricted Stock Award Agreement	10-Q	000-24657	10.6	August 8, 2017
10.8†	Form of Performance Stock Award Agreement	10-Q	000-24657	10.7	August 8, 2017
10.9†	Amended and Restated 1998 Incentive Stock Option Plan, dated August 7, 2004.	10-K	000-24657	10.1	March 15, 2004
10.10†	Amended and Restated 2000 Option Plan, dated August 7, 2004.	10-K	000-24657	10.1	March 15, 2004
10.11	Form of Indemnification Agreement between Mannatech and each member of the Board of Directors of Mannatech Korea, Ltd., dated March 3, 2004.	10-Q	000-24657	10.2	August 9, 2004
10.12	Form of Indemnification Agreement between Mannatech and each of the following directors: J. Stanley Fredrick, Patricia Wier, Alan D. Kennedy, Gerald E. Gilbert, Marlin Ray Robbins, Larry A. Jobe, and Robert A. Toth.	10-Q	000-24657	10.4	November 4, 2010
10.13	Commercial Lease Agreement between Mannatech and SCG Lakeside Commerce Center, L.P., dated October 18, 2017.	10-K	000-24657	10.12	March 26, 2018
10.14	Employment Agreement between Alfredo Bala and Mannatech, effective October 1, 2007, dated September 18, 2007.	8-K	000-24657	10.1	September 24, 2007
10.15	Executive Service Agreement between Mannatech Korea, Ltd. and Yong Jae (Patrick) Park, dated October 1, 2009.	10-Q	000-24657	10.1	May 12, 2015
10.16	Supply Agreement between Natural Aloe de Costa Rica, S.A. and Mannatech, dated as of November 22, 2016 (portions of this exhibit were omitted pursuant to a confidential treatment request submitted pursuant to Rule 24b-2 of the Exchange Act)	10-K	00-24657	10.61	March 14, 2017
14.1	Code of Ethics.	10-K	000-24657	14.1	March 16, 2007
21*	List of Subsidiaries.	*	*	*	*
23.1*	Consent of BDO USA, LLP.	*	*	*	*
24*	Power of Attorney, which is included on the signature page of this annual report on Form 10-K.	*	*	*	*

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit (s)	Filing Date
31.1*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer of Mannatech.	*	*	*	*
31.2*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer of Mannatech.	*	*	*	*
32.1*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer of Mannatech.	*	*	*	*
32.2*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer of Mannatech.	*	*	*	*
99.1*	Financial Statement Schedule Regarding Valuation and Qualifying Accounts.	*	*	*	*
101.INS*	XBRL Instance Document	*	*	*	*
101.SCH*	XBRL Taxonomy Extension Schema Document	*	*	*	*
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document	*	*	*	*
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document	*	*	*	*
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document	*	*	*	*
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document	*	*	*	*

* Filed herewith.

† Management contract, compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANNATECH, INCORPORATED

Dated: March 17, 2023   By: */s/ Alfredo Bala*

                                           Alfredo Bala
                                           Chief Executive Officer
                                           (principal executive officer)

Dated: March 17, 2023   By: */s/ David A. Johnson*

                                           David A. Johnson
                                           Chief Financial Officer
                                           (principal financial officer)

POWER OF ATTORNEY

The undersigned directors and officers of Mannatech, Incorporated hereby constitute and appoint Larry A. Jobe and David A. Johnson, and each of them, with the power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in fact and agents with full power to execute in our name and behalf in the capacities indicated below any and all amendments to this report and to file the same, with all exhibits and other documents relating thereto and hereby ratify and confirm all that such attorneys-in-fact, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated:

Signature	Title	Date
/s/ Alfredo Bala Alfredo Bala	Chief Executive Officer (principal executive officer)	March 17, 2023
/s/ David A. Johnson David A. Johnson	Chief Financial Officer (principal financial officer)	March 17, 2023
/s/ J. Stanley Fredrick J. Stanley Fredrick	Chairman of the Board	March 17, 2023
/s/ Robert A. Toth Robert A. Toth	Director	March 17, 2023
/s/ Kevin Andrew Robbins Kevin Andrew Robbins	Director	March 17, 2023
/s/ Larry A. Jobe Larry A. Jobe	Director	March 17, 2023
/s/ Tyler Rameson Tyler Rameson	Director	March 17, 2023
/s/ John Seifrick John Seifrick	Director	March 17, 2023

[This page intentionally left blank]

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Mannatech, Incorporated
Flower Mound, Texas

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Mannatech, Incorporated (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive (loss) income, shareholders' equity, and cash flows for the years then ended, and the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended**,** in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Transfer Pricing

As indicated in Note 15 to the consolidated financial statements, the Company sells products in twenty-five countries around the world, and a substantial majority of the Company's consolidated net sales in 2022, were generated outside of the United States. As indicated in Note 7 to the consolidated financial statements, the Company's loss before income taxes of $0.5 million for the year ended December 31, 2022 comprised of a loss before income taxes of $7.8 million in the United States and income before income taxes of $7.3 million outside of the United States. This is primarily a function of the Company's transfer pricing policies, which govern the allocation of taxable income among the Company's various tax jurisdictions.

We identified the Company's determination of appropriate transfer pricing policies as a critical audit matter. As the tax regulations that exist over transfer pricing are subjective and vary by jurisdiction, auditing management's transfer pricing studies and transfer pricing policies was especially challenging and required significant auditor judgement, including the involvement of tax professionals with specialized knowledge and skill.

The primary procedures we performed to address this critical audit matter included:

- Utilizing personnel with specialized knowledge and skill in transfer pricing regulations to assist in evaluating (i) the reasonableness of the Company's transfer pricing policies, based on comparisons to comparable companies and precedents set by the various taxing authorities that govern the jurisdictions in which the Company operates, and (ii) jurisdictional profit margins to ensure that the Company's intercompany transactions and other income allocation methodologies are appropriate and comply with the Company's transfer pricing policies.

/s/ BDO USA, LLP

We have served as the Company's auditor since 2007.
Dallas, Texas
March 17, 2023

MANNATECH, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share information)

	December 31, 2022	December 31, 2021
ASSETS		
Cash and cash equivalents	$ 13,777	$ 24,185
Restricted cash	944	944
Accounts receivable, net of allowance of $973 and $987 in 2022 and 2021, respectively	218	90
Income tax receivable	423	342
Inventories, net	14,726	12,020
Prepaid expenses and other current assets	2,389	2,888
Deferred commissions	2,476	2,369
Total current assets	**34,953**	**42,838**
Property and equipment, net	3,759	4,239
Long-term restricted cash	476	503
Other assets	8,439	9,220
Deferred tax assets, net	1,501	2,825
Total assets	**$ 49,128**	**$ 59,625**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current portion of finance leases	$ 61	$ 68
Accounts payable	4,361	3,969
Accrued expenses	7,510	9,224
Commissions and incentives payable	9,256	9,611
Taxes payable	3,281	2,154
Current notes payable	263	205
Deferred revenue	5,106	4,867
Total current liabilities	**29,838**	**30,098**
Finance leases, excluding current portion	88	66
Other long-term liabilities	5,026	5,049
Total liabilities	**34,952**	**35,213**
Commitments and contingencies (Note 11)		
Shareholders' equity:		
Preferred stock, $0.01 par value, 1,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.0001 par value, 99,000,000 shares authorized, 2,742,857 shares issued and 1,858,800 shares outstanding as of December 31, 2022 and 2,742,857 shares issued and 1,940,687 shares outstanding as of December 31, 2021	—	—
Additional paid-in capital	33,377	33,277
Retained earnings	1,686	7,708
Accumulated other comprehensive (loss) income	(208)	2,342
Treasury stock, at average cost, 884,057 shares as of December 31, 2022 and 802,170 shares as of December 31, 2021	(20,679)	(18,915)
Total shareholders' equity	**14,176**	**24,412**
Total liabilities and shareholders' equity	**$ 49,128**	**$ 59,625**

See accompanying notes to consolidated financial statements.

MANNATECH, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share information)

	For the years ended December 31,	
	2022	**2021**
Net sales	$ 137,208	$ 159,762
Cost of sales	33,060	34,149
Gross profit	104,148	125,613
Operating expenses:		
Commissions and incentives	55,483	63,784
Selling and administrative expenses	27,470	29,427
Depreciation and amortization	1,627	1,719
Other operating costs	19,973	21,634
Total operating expenses	104,553	116,564
(Loss) income from operations	**(405)**	**9,049**
Interest income	88	66
Other (expense), net	(162)	(223)
(Loss) income before income taxes	**(479)**	**8,892**
Income tax (provision) benefit	(4,011)	950
Net (loss) income	$ **(4,490)**	$ **9,842**
(Loss) income per common share:		
Basic	$ (2.35)	$ 4.95
Diluted	$ (2.35)	$ 4.71
Weighted-average common shares outstanding:		
Basic	1,913	1,990
Diluted	1,913	2,088

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	2022	**2021**
Net (loss) income	$ (4,490)	$ 9,842
Other comprehensive loss, net of tax:		
Foreign currency translations loss	(2,546)	(2,832)
Pension obligations, net of tax provision of $10 and $13 in 2022 and 2021, respectively	19	24
Other comprehensive Loss	$ (2,527)	$ (2,808)
Comprehensive (loss) income	$ (7,017)	$ 7,034

See accompanying notes to consolidated financial statements.

MANNATECH, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Common stock	Additional paid in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive income (loss)	Treasury stock	Total shareholders' equity
Balance at December 31, 2020	$ —	$ 33,795	$ 2,213	$ 5,150	$ (15,186)	$ 25,972
Net Income	—	—	9,842	—	—	9,842
Payment of cash dividends	—	—	(4,347)	—	—	(4,347)
Charge related to stock-based compensation	—	50	—	—	—	50
Issuance of unrestricted shares	—	(44)	—	—	254	210
Stock option exercises	—	(419)	—	—	964	545
Stock option exercises (cashless)	—	(105)	—	—	105	—
Repurchase of common stock	—	—	—	—	(5,052)	(5,052)
Foreign currency translation	—	—	—	(2,832)	—	(2,832)
Pension obligations, net of tax of $13	—	—	—	24	—	24
Balance at December 31, 2021	$ —	$ 33,277	$ 7,708	$ 2,342	$ (18,915)	$ 24,412
Net Loss	—	—	(4,490)	—	—	(4,490)
Payment of cash dividends	—	—	(1,532)	—	—	(1,532)
Charge related to stock-based compensation	—	78	—	—	—	78
Issuance of unrestricted shares	—	97	—	—	143	240
Stock option exercises (cashless)	—	(75)	—	—	75	—
Repurchase of common stock	—	—	—	—	(1,982)	(1,982)
Liquidation of subsidiary	—	—	—	(23)	—	(23)
Foreign currency translation	—	—	—	(2,546)	—	(2,546)
Pension obligations, net of tax of $10	—	—	—	19	—	19
Balance at December 31, 2022	$ —	$ 33,377	$ 1,686	$ (208)	$ (20,679)	$ 14,176

See accompanying notes to consolidated financial statements.

MANNATECH, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the years ended December 31,	
	2022	**2021**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss) income	$ (4,490)	$ 9,842
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Depreciation and amortization	1,627	1,719
Non-cash operating lease expense	1,868	2,201
Provision for inventory losses	543	638
(Recovery of) Provision for doubtful accounts	(26)	246
Loss on disposal of assets	3	36
(Gain) on disposal of subsidiary	(23)	—
Stock-based compensation expense	337	260
Deferred income taxes	1,226	(1,728)
Changes in operating assets and liabilities:		
Accounts receivable	(102)	(150)
Income tax receivable	(81)	666
Inventories	(3,249)	169
Prepaid expenses and other current assets	1,296	144
Deferred commissions	(107)	(26)
Other Assets	768	486
Accounts payable	392	(828)
Accrued expenses and other long-term liabilities	(3,592)	(1,663)
Taxes payable	1,127	754
Commissions and incentives payable	(355)	(1,387)
Deferred revenue	239	(605)
Net cash (used in) provided by operating activities	**(2,599)**	**10,774**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of property and equipment	(1,063)	(650)
Net cash used in investing activities	**(1,063)**	**(650)**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from stock options exercised	—	545
Repurchase of common stock	(1,982)	(5,052)
Payment of cash dividends	(1,532)	(4,347)
Repayment of finance lease obligations and other financing obligations	(817)	(435)
Net cash used in financing activities	**(4,331)**	**(9,289)**
Effect of currency exchange rate changes on cash and cash equivalents and restricted cash	(2,442)	(2,700)
Net decrease in cash and cash equivalents and restricted cash	**(10,435)**	**(1,865)**
Cash and cash equivalents and restricted cash at the beginning of the year	25,632	27,497
Cash and cash equivalents and restricted cash at the end of the year	$ 15,197	$ 25,632

See accompanying notes to consolidated financial statements.

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	For the years ended December 31,			
	2022		**2021**	
Income taxes paid, net	$	715	$	137
Interest paid on finance leases and other financing obligations	$	32	$	31
Assets acquired through other financing arrangements	$	798	$	—
Right of use assets acquired in exchange for new operating lease liabilities	$	1,855	$	70
Finance lease right of use assets acquired in exchange for new finance lease liabilities	$	93	$	—
Treasury shares exchanged for stock options exercised	$	75	$	105

See accompanying notes to consolidated financial statements.

MANNATECH, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Mannatech, Incorporated (together with its subsidiaries, the "Company"), located in Flower Mound, Texas, was incorporated in the state of Texas on November 4, 1993, and is listed on The Nasdaq Global Select Market under the symbol "MTEX". The Company develops, markets, and sells high-quality, proprietary nutritional supplements, topical and skin care and anti-aging products, and weight-management products. We currently sell our products into three regions: (i) the Americas (the United States, Canada and Mexico); (ii) EMEA (Austria, the Czech Republic, Denmark, Estonia, Finland, Germany, the Republic of Ireland, Namibia, the Netherlands, Norway, South Africa, Spain, Sweden and the United Kingdom); and (iii) Asia/ Pacific (Australia, Japan, New Zealand, the Republic of Korea, Singapore, Taiwan, Hong Kong, and China).

Active business building associates ("independent associates" or "associates" or "distributors") and preferred customers purchase the Company's products at published wholesale prices. The Company cannot distinguish products sold for personal use from other sales, when sold to associates, because it is not involved with the products after delivery, other than usual and customary product warranties and returns. Only associates are eligible to earn commissions and incentives. We also ship our products to customers in the following countries: Belgium, France, Greece, Italy, Luxembourg, and Poland. The Company operates a non-direct selling business in mainland China. Our subsidiary in China, Meitai Daily Necessity & Health Products Co., Ltd. ("Meitai"), is operating as a traditional retailer under a cross-border e-commerce model in China. Meitai cannot legally conduct a direct selling business in China unless it acquires a direct selling license in China.

As a response to COVID-19, we closed some offices and worked remotely. The Company depends on an independent sales force of distributors to market and sell its products to consumers. Developments such as social distancing and shelter-in-place directives impacted, and may continue to impact, their ability to engage with potential and existing customers. The adverse economic effects of COVID-19 have had an impact on demand for the Company's products due to government restrictions and changes in consumer behavior. Moreover, the Company has rescheduled corporate sponsored events, and in some cases, our associates have cancelled sales meetings.

For some products the Company experienced shortages of raw materials, packaging supplies and ingredients and we successfully worked through challenges in getting these materials and ingredients to our contract manufacturers and finished products to our distribution centers. Despite the impact on the global supply chain, the Company has overcome obstacles in shipping to our customers.

While the conditions described above are expected to be temporary, prolonged workforce disruptions, continued disruption in our supply chain and potential changes in consumer demands could negatively impact our sales as well as the Company's overall liquidity. We are managing with a focus on our financial condition, liquidity, operations, suppliers, industry, and workforce.

Principles of Consolidation

The consolidated financial statements and footnotes include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the Company's consolidated financial statements in accordance with generally accepted accounting principles requires the use of estimates that affect the reported value of assets, liabilities, revenues and expenses. These estimates are based on historical experience and various other factors. The Company continually evaluates the information used to make these estimates as the business and economic environment changes. Historically, actual results have not varied materially from the Company's estimates and the Company does not currently anticipate a significant change in its assumptions related to these estimates. However, actual results may differ from these estimates under different assumptions or conditions.

The use of estimates is pervasive throughout the consolidated financial statements, but the accounting policies and estimates considered the most significant are described in this note to the consolidated financial statements, *Organization and Summary of Significant Accounting Policies*.

Foreign Currency Translation

The United States dollar is the functional currency for the majority of the Company's foreign subsidiaries. As a result, nonmonetary assets and liabilities are translated at their approximate historical rates, monetary assets and liabilities are translated at exchange rates in effect at the end of the year, and revenues and expenses are translated at weighted-average exchange rates for the year. The local currency is the functional currency of our subsidiaries in Japan, Republic of Korea, Taiwan, Norway, Denmark, Sweden, Mexico and China. These subsidiaries' assets and liabilities are translated into United States dollars at exchange rates existing at the balance sheet dates, revenues and expenses are translated at weighted-average exchange rates, and shareholders' equity and intercompany balances are translated at historical exchange rates. The foreign currency translation adjustment is recorded as a component of shareholders' equity and is included in accumulated other comprehensive income.

Foreign currency transaction losses totaled approximately $0.7 million and $0.2 million for the years ended December 31, 2022 and 2021, respectively, and are included in other (expense) income, net in the Company's consolidated statements of operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company includes in its cash and cash equivalents credit card receivables due from its credit card processor, as the cash proceeds from credit card receivables are received within 24 to 72 hours. As of December 31, 2022 and 2021, credit card receivables were $1.9 million and $1.2 million, respectively, and cash and cash equivalents held in bank accounts in foreign countries totaled $11.3 million and $22.6 million, respectively. The Company invests cash in liquid instruments, such as money market funds and interest-bearing deposits. The Company also holds cash in high quality financial institutions and does not believe it has an excessive exposure to credit concentration risk.

At December 31, 2022, a portion of our cash and cash equivalent balances were concentrated within the Republic of South Korea, with total net assets within this foreign location totaling $21.3 million. In addition, for the year ended December 31, 2022, a concentrated portion of our operating cash flows were earned from operations within the Republic of South Korea. An adverse change in economic conditions within the Republic of South Korea could negatively affect the Company's results of operations.

Restricted Cash

The Company is required to restrict cash for: (i) direct selling insurance premiums and credit card sales in the Republic of Korea; (ii) reserve on credit card sales in the United States and Canada; and (iii) Australia building lease collateral. At each of December 31, 2022 and 2021, our total restricted cash was $1.4 million. The Company classifies the restricted cash held in Korea and Australia as long-term since it relates to assets and services contracted for longer than one year.

The following table provides a reconciliation of cash and cash equivalents, and restricted cash reported within the Company's consolidated balance sheets to the total amount presented in the consolidated statement of cash flows (*in thousands*):

	December 31, 2022	December 31, 2021
Cash and cash equivalents at beginning of period	$ 24,185	$ 22,207
Current restricted cash at beginning of period	944	944
Long-term restricted cash at beginning of period	503	4,346
Cash and cash equivalents and restricted cash at beginning of period	$ 25,632	$ 27,497
Cash and cash equivalents at end of period	$ 13,777	$ 24,185
Current restricted cash at end of period	944	944
Long-term restricted cash at end of period	476	503
Cash and cash equivalents and restricted cash at end of period	$ 15,197	$ 25,632

Accounts Receivable

Accounts receivable are carried at their estimated collectible amounts. As of December 31, 2022 and 2021, receivables consisted primarily of amounts due from preferred customers and associates. The Company periodically evaluates its receivables for collectability based on historical experience, recent account activities, and the length of time receivables are past due and writes-off receivables when they become uncollectible. At each of December 31, 2022 and 2021, the Company held an allowance for doubtful accounts of $1.0 million.

Inventories

Inventories consist of raw materials, finished goods, and promotional materials that are stated at the lower of cost (using standard costs that approximate average costs) or net realizable value. The Company periodically reviews inventories for obsolescence and any inventories identified as obsolete are reserved or written off.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets were $2.4 million and $2.9 million at December 31, 2022 and 2021, respectively. Included in the December 31, 2022 and 2021 balances were $1.2 million and $1.1 million in other prepaid assets. Also included in the balances at December 31, 2022 and 2021 were $0.9 million and $0.5 million for prepaid deposits, respectively. Also included in the balances at December 31, 2022 and 2021 were $0.3 million and $1.3 million in prepaid inventory, respectively.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization computed using the straight-line method over the estimated useful life of each asset. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements. Expenditures for maintenance and repairs are charged to expense as incurred. The cost of property and equipment sold or otherwise retired and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in other operating costs in the accompanying consolidated statements of operations. The estimated useful lives of fixed assets are as follows:

	Estimated useful life
Office furniture and equipment	5 to 7 years
Computer hardware and software	3 to 5 years
Automobiles	3 to 5 years
Leasehold improvements	2 to 10 years

Property and equipment are reviewed for impairment whenever an event or change in circumstances indicates that the carrying amount of an asset or group of assets may not be recoverable. The impairment review includes a comparison of future projected cash flows generated by the asset or group of assets with its associated net carrying value. If the net carrying value of the asset or group of assets exceeds expected cash flows (undiscounted and without interest charges), an impairment loss is recognized to the extent the carrying amount of the asset exceeds its fair value.

Other Assets

At December 31, 2022 and 2021, other assets were $8.4 million and $9.2 million, respectively. The December 31, 2022 and 2021 balances include operating lease right of use assets of $4.6 million and $4.7 million, respectively. See Note 5, *Leases* for more information. Included in the December 31, 2022 and 2021 balances were deposits for building leases in various locations of $1.3 million and $1.9 million, respectively. Also included in the December 31, 2022 and 2021 balances were $2.3 million and $2.4 million, respectively, representing a deposit with Mutual Aid Cooperative and Consumer in the Republic of Korea, an organization established by the Republic of Korea's Fair Trade Commission's approval to compensate and protect consumers who participate in network marketing activities from damages. Other assets at each of December 31, 2022 and 2021 also include $0.2 million of indefinite lived intangible assets relating to the Manapol® powder trademark.

Notes Payable

Notes payable were $0.3 million and $0.2 million as of December 31, 2022 and December 31, 2021, respectively, as a result of funding from a capital financing agreement related to our investment in leasehold improvements, computer hardware and software and other financing arrangements. Payments are made monthly according to the terms of the agreements which have a weighted average effective interest rate of 8.3% and are collateralized by leasehold improvements and computer hardware and software. At December 31, 2022 and December 31, 2021, the current portion was $0.3 million and $0.2 million, respectively.

Other Long-Term Liabilities

Other long-term liabilities were $5.0 million at each of December 31, 2022 and 2021. At December 31, 2022 and 2021, we recorded long-term lease liabilities related to operating leases of $4.2 million and $4.3 million, respectively. See Note 5, *Leases* for more information. As of December 31, 2022 and 2021, government mandated severance accruals in certain international offices amounted to $0.6 million and $0.5 million, respectively. The Company also recorded a long-term liability for an estimated defined benefit obligation related to a non-U.S. defined benefit plan for its Japan operations of $0.2 million at each of December 31, 2022 and 2021 (see Note 9, *Employee Benefit Plans*).

Revenue Recognition

The Company's revenue is derived from sales of individual products and associate fees or, in certain geographic markets, starter packs. Substantially all of the Company's product sales are made at published wholesale prices to associates and preferred customers. The Company records revenue net of any sales taxes and records a reserve for expected sales returns based on its historical experience. The Company recognizes revenue from shipped products when delivered to the customer, thus the performance obligation is satisfied. Corporate-sponsored event revenue is recognized when the event is held.

Orders placed by associates or preferred customers constitute our contracts. Product sales placed in the form of an automatic order contain two performance obligations: (a) the sale of the product and (b) the loyalty program. For these contracts, the Company accounts for each of these obligations separately as they are each distinct. The transaction price is allocated between the product sale and the loyalty program on a relative standalone selling price basis. Sales placed through a one-time order contain only the first performance obligation noted above - the sale of the product. Payments are made immediately through credit card upon purchase of the products.

The Company provides associates with access to a complimentary three-month package for the Success Tracker™ and Mannatech+ online business tools with the first payment of an associate fee. The first payment of an associate fee contains three performance obligations: (a) the associate fee, whereby the Company provides an associate with the right to earn commissions, bonuses and incentives for a year, (b) three months of complimentary access to utilize the Success Tracker™ online tool and (c) three months of complimentary access to utilize the Mannatech+ online business tool. The transaction price is allocated between the three performance obligations on a relative standalone selling price basis. Associates do not have complimentary access to online business tools after the first contractual period.

With regard to both of the aforementioned contracts, the Company determines the standalone selling prices by using observable inputs which includes the Company's standard published price lists.

Our sales mix for the years ended December 31, was as follows *(in millions, except percentages)*:

	2022	Percentage	2021	Percentage
Consolidated product sales	$ 130.2	94.9 %	$ 151.0	94.4 %
Consolidated pack sales and associate fees	6.2	4.5 %	8.0	5.1 %
Consolidated other	0.8	0.6 %	0.8	0.5 %
Total consolidated net sales	**$ 137.2**	**100.0 %**	**$ 159.8**	**100.0 %**

Revenues by reporting segment are presented in Note 15, *Segment Information* of our consolidated financial statements. We believe that the disaggregation of our revenues as reflected above, coupled with further discussion below, and the reporting segment in Note 15, *Segment Information* depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by economic factors.

Deferred Commissions

The Company defers commissions on (i) the sales of products shipped but not received by customers by the end of the respective period and (ii) the loyalty program. Deferred commissions are incremental costs and are amortized to expense consistent with how the related revenue is recognized. Deferred commissions were $2.5 million and $2.4 million at December 31, 2022 and 2021, respectively. The full $2.4 million balance at December 31, 2021 was amortized to commissions expense for the twelve months ended December 31, 2022.

Deferred Revenue

The Company defers certain components of its revenue. Deferred revenue consisted of: (i) sales of products shipped but not received by the customers by the end of the respective period; (ii) revenue from the loyalty program; (iii) prepaid registration fees from customers planning to attend a future corporate-sponsored event; and (iv) prepaid annual associate fees. At December 31, 2022 and 2021, the Company's deferred revenue was $5.1 million and $4.9 million, respectively. The full $4.9 million balance at December 31, 2021 was recognized as revenue for the twelve months ended December 31, 2022.

The Company's customer loyalty program conveys a material right to the customer as it provides the promise to redeem loyalty points for the purchase of products, which is based on earning points through placing consecutive qualified automatic orders. The Company factors in breakage rates, which is the percentage of the loyalty points that are expected to be forfeited or expire, for purposes of revenue recognition. Breakage rates are estimated based on historical data and can be reasonably and objectively determined. The deferred revenue associated with the loyalty program at December 31, 2022 and December 31, 2021 was $4.2 million and $4.3 million, as follows:

Loyalty program	*(in thousands)*
Loyalty deferred revenue as of January 1, 2021	$ 4,487
Loyalty points forfeited or expired	(3,987)
Loyalty points used	(9,809)
Loyalty points vested	11,676
Loyalty points unvested	1,925
Loyalty deferred revenue as of December 31, 2021	$ 4,292
Loyalty deferred revenue as of January 1, 2022	$ 4,292
Loyalty points forfeited or expired	(3,387)
Loyalty points used	(10,543)
Loyalty points vested	12,773
Loyalty points unvested	1,032
Loyalty deferred revenue as of December 31, 2022	$ 4,167

Sales Refund and Allowances

The Company utilizes the expected value method to estimate the sales returns and allowance liability by taking the weighted average of the sales return rates over a rolling six-month period. The Company allocates the total amount recorded within the sales return and allowance liability as a reduction of the overall transaction price for the Company's product sales. The Company deems the sales refund and allowance liability to be a variable consideration.

Historically, our sales returns have not materially changed through the years, as the majority of our customers who return their merchandise do so within the first 90 days after the original sale. Sales returns have historically averaged 1.5% or less of our gross sales. At December 31, 2022 and December 31, 2021, our sales return reserve, which is a component of Accrued expenses, consisted of the following *(in thousands)*:

Sales reserve as of January 1, 2021	$ 71
Provision related to sales made in current period	778
Adjustment related to sales made in prior periods	(11)
Actual returns or credits related to current period	(728)
Actual returns or credits related to prior periods	(55)
Sales reserve as of December 31, 2021	$ 55
Sales reserve as of January 1, 2022	$ 55
Provision related to sales made in current period	783
Adjustment related to sales made in prior periods	(4)
Actual returns or credits related to current period	(730)
Actual returns or credits related to prior periods	(45)
Sales reserve as of December 31, 2022	$ 59

Shipping and Handling Costs

The Company records inbound freight as a component of inventory and cost of sales. The Company records freight and shipping fees collected from its customers as fulfillment costs. Freight and shipping fees are not deemed to be separate performance obligations as these activities occur before the customer receives the product.

Commission and Incentive Expenses

Associates earn commissions and incentives based on their direct and indirect commissionable net sales over each month of the fiscal year. The Company accrues commissions and incentives when earned by associates and pays commissions on product and pack sales on a monthly basis.

Advertising Expenses

The Company expenses advertising and promotions in selling and administrative expenses when incurred. Advertising and promotional expenses were $3.2 million and $3.5 million for the years ended December 31, 2022 and 2021, respectively. Educational and promotional items are sold to associates to assist in their sales efforts and are included in inventories and charged to cost of sales when sold.

Research and Development Expenses

The Company expenses research and development expenses as incurred. Research and development expenses related to new product development, enhancement of existing products, clinical studies and trials, Food and Drug Administration compliance studies, general supplies, internal salaries, third-party contractors, and consulting fees were approximately $1.0 million and $1.2 million for the years ended December 31, 2022 and 2021, respectively. Salaries and contract labor are included in selling and administrative expenses and all other research and development costs are included in other operating costs.

Stock-Based Compensation

The Company currently has one active stock-based compensation plan, the Mannatech, Incorporated 2017 Stock Incentive Plan, which was adopted by the Company's Board of Directors (the "Board") on April 17, 2017 and was approved by its shareholders on June 8, 2017. See Note 10, *Stock Based Compensation.*

Software Development Costs

The Company capitalizes qualifying internal payroll and external contracting and consulting costs related to the development of internal use software that are incurred during the application development stage, which includes design of the software configuration and interfaces, coding, installation, and testing. Costs incurred during the preliminary project along with post-implementation stages of internal use software are expensed as incurred. During the years ended December 31, 2022 and 2021, the Company capitalized $0.4 million and $0.3 million of qualifying internal payroll costs, respectively. The Company amortizes such costs over the estimated useful life of the software, which is three to five years once the software is placed in service.

Other Operating Costs

Other operating costs include travel, accounting/legal/consulting fees, credit card processing fees, banking fees, off-site storage fees, utilities, and other miscellaneous operating expenses.

Income Taxes

The Company determines the provision for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. The Company evaluates the probability of realizing the future benefits of its deferred tax assets and provides a valuation allowance for the portion of any deferred tax assets where the likelihood of realizing an income tax benefit in the future does not meet the more likely than not criterion for recognition. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being recognized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company recognizes both interest and penalties related to uncertain tax positions as part of the income tax provision.

Comprehensive Income and Accumulated Other Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources and includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company's comprehensive income consists of the Company's net income, foreign currency translation adjustments from its Japan, Republic of Korea, Taiwan, Denmark, Norway, Sweden, Colombia, Mexico and China operations, remeasurement of intercompany balances of a long-term-investment nature from its Taiwan, Mexico and Cyprus operations, and changes in the pension obligation for its Japanese employees.

Concentration Risk

A significant portion of our revenue is derived from our Ambrotose Life®, TruHealth™, Advanced Ambrotose®, Manapol® Powder and Optimal Support Packets. A decline in sales value of such products could have a material adverse effect on our earnings, cash flows, and financial position. Revenue from these products were as follows for the years ended December 31, 2022 and 2021 (*in thousands, except percentages*):

	2022		2021	
	Sales by product	% of total net sales	Sales by product	% of total net sales
Ambrotose Life®	$ 28,734	20.9 %	$ 28,776	18.0 %
TruHealth™	15,730	11.5 %	18,010	11.3 %
Advanced Ambrotose®	9,624	7.0 %	11,158	7.0 %
Manapol® Powder	7,909	5.8 %	13,141	8.2 %
Optimal Support Packets	6,916	5.0 %	7,593	4.7 %
Total	$ 68,913	50.2 %	$ 78,678	49.2 %

Our business is not currently exposed to customer concentration risk given that no independent associate has ever accounted for more than 10% of our consolidated net sales.

The Company maintains supply agreements with its suppliers and manufacturers. Some of the supply agreements contain exclusivity clauses and/or minimum annual purchase requirements. Failure to satisfy minimum purchase requirements could result in the loss of exclusivity. During the year ended December 31, 2022, the Company purchased finished goods from four suppliers that accounted for 60.1% of the year's cost of sales. During the year ended December 31, 2021, the Company purchased finished goods from four suppliers that accounted for 36.4% of the year's cost of sales. The Company maintains other supply and manufacturing agreements to minimize exposure to supplier risk.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, investments, receivables, and restricted cash. The Company utilizes financial institutions that the Company considers to be of high credit quality and periodically evaluates the credit rating of such institutions and the allocation of their investments to minimize exposure to credit concentration risk.

Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported balances or results of operations. An adjustment has been made to the Consolidated Balance Sheet for fiscal year ended December 31, 2021, to reclassify Construction in Progress to Property and Equipment, net.

Fair Value of Financial Instruments

The fair value of the Company's financial instruments, including cash and cash equivalents, restricted cash, time deposits, money market investments, receivables, payables, and accrued expenses, approximate their carrying values due to their relatively short maturities. See Note 2 to our Consolidated Financial Statements, *Fair Value*, for more information.

Accounting Pronouncements Issued But Not Yet Effective

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"). This standard adds to U.S. GAAP an impairment model known as the current expected credit loss ("CECL model") that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses, which is intended to result in the more timely recognition of losses. Under the CECL model, entities will estimate credit losses over the entire contractual term of the instrument (considering estimated prepayments, but not expected extensions or modifications) from the date of initial recognition of the financial instrument. Measurement of expected credit losses are to be based on relevant forecasts that affect collectability. The scope of financial assets within the CECL methodology is broad and includes trade receivables from certain revenue transactions and certain off-balance sheet credit exposures. Different components of the guidance require modified retrospective or prospective adoption. ASU 2019-10 deferred the effective date of ASU 2016-13 for smaller reporting companies. This standard will be effective for us as of January 1, 2023. While our review is ongoing, we believe ASU 2016-13 will only have applicability to our receivables from revenue transactions. Under ASC Topic 606, revenue is recognized when, among other criteria, it is probable that the entity will collect the consideration to which it is entitled for goods or services transferred to a customer. At the point that trade receivables are recorded, they become subject to the CECL model and estimates of expected credit losses on trade receivables over their contractual life will be required to be recorded at inception based on historical information, current conditions, and reasonable and supportable forecasts. The Company has reviewed the pronouncement and not found any indication nor do we expect to find that the new guidance will have an impact on our consolidated financial statements or existing internal controls.

Other recently issued accounting pronouncements did not or are not believed by management to have a material impact on the Company's present or future financial statements.

NOTE 2: FAIR VALUE

The Company utilizes fair value measurements to record fair value adjustments to certain financial assets and to determine fair value disclosures.

Fair Value Measurements (Topic 820) of the FASB establishes a fair value hierarchy that requires the use of observable market data, when available, and prioritizes the inputs to valuation techniques used to measure fair value in the following categories:

- Level 1—Quoted unadjusted prices for identical instruments in active markets.

- Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which all observable inputs and significant value drivers are observable in active markets.

- Level 3—Model derived valuations in which one or more significant inputs or significant value drivers are unobservable, including assumptions developed by the Company.

The primary objective of the Company's investment activities is to preserve principal while maximizing yields without significantly increasing risk. The investment instruments held by the Company are interest bearing deposits for which quoted market prices are readily available. The Company considers these highly liquid investments to be cash equivalents. These investments are classified within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in active markets.

The tables below present the recorded amount of financial assets measured at fair value, which approximately equates to the carrying value due to the relatively short maturities of these respective assets, *(in thousands)* on a recurring basis as of December 31, 2022 and 2021. The Company did not have any material financial liabilities that were required to be measured at fair value on a recurring basis at December 31, 2022 and 2021.

2022	Level 1	Level 2	Level 3	Total
Assets				
Interest bearing deposits – various banks	$ 3,855	$ —	$ —	$ 3,855
Total assets	**$ 3,855**	**$ —**	**$ —**	**$ 3,855**
Amounts included in:				
Cash and cash equivalents	$ 3,014	$ —	$ —	$ 3,014
Restricted cash	680	—	—	680
Long-term restricted cash	161	—	—	161
Total	**$ 3,855**	**$ —**	**$ —**	**$ 3,855**

2021	Level 1	Level 2	Level 3	Total
Assets				
Interest bearing deposits – various banks	$ 7,838	$ —	$ —	$ 7,838
Total assets	**$ 7,838**	**$ —**	**$ —**	**$ 7,838**
Amounts included in:				
Cash and cash equivalents	$ 6,986	$ —	$ —	$ 6,986
Restricted cash	680	—	—	680
Long-term restricted cash	172	—	—	172
Total	**$ 7,838**	**$ —**	**$ —**	**$ 7,838**

NOTE 3: INVENTORIES

Inventories consist of raw materials, finished goods, and promotional materials. The Company provides an allowance for any slow-moving or obsolete inventories. Inventories as of December 31, 2022 and 2021, consisted of the following *(in thousands)*:

	2022	2021
Raw materials	$ 3,302	$ 3,271
Finished goods	11,841	9,196
Inventory reserves for obsolescence	(417)	(447)
Total	**$ 14,726**	**$ 12,020**

NOTE 4: PROPERTY AND EQUIPMENT

As of December 31, 2022 and 2021, construction in progress was $0.4 million and $1.4 million, respectively, which is primarily comprised of back-office software projects with service dates that are currently indeterminable. As of December 31, 2022 and 2021, property and equipment consisted of the following *(in thousands)*:

	2022	2021
Office furniture and equipment	$ 2,351	$ 2,648
Computer hardware	3,515	3,755
Computer software	45,623	44,303
Automobiles	110	81
Leasehold improvements	4,079	4,292
ROU Assets- finance leases	182	177
	55,860	55,256
Less accumulated depreciation and amortization	(52,479)	(52,374)
Property and equipment, net	**3,381**	**2,882**
Construction in progress	378	1,357
Total	**$ 3,759**	**$ 4,239**

NOTE 5: LEASES

The Company leases office space and equipment from third-party lessors and accounts for leases in accordance with ASC Topic 842. Right of use assets represent the Company's right to use an underlying asset over the lease term and lease liabilities represent the Company's obligation to make future lease payments arising from the lease.

Operating lease liabilities and finance lease liabilities with terms greater than 12 months are recorded at the present value of the lease payments at the commencement date. The related right of use assets are recorded on the same date at the amount of the initial liability, adjusted for incentives received, prepayments made to the lessor, and any initial direct costs incurred, as applicable. The Company uses the discount rate implicit in the lease when it is readily determinable. When it is not readily available, future lease payments are discounted using the incremental borrowing rate available to the Company. The incremental borrowing rate is the rate available to the Company for a fully collateralized, fully amortizing loan with the same term as the lease. Lease components, such as office space, are accounted for separately from the non-lease components, such as maintenance fees. Certain of the Company's leases may also include rent escalation clauses or options to extend or terminate the lease. These options are included in the present value recorded for the leases when it is reasonably certain that the Company will exercise that option. None of the Company's current leases contain guarantees of residual value. Leases with an initial term of 12 months or less are considered short term and are not recorded on the balance sheet. The Company recognizes a lease expense for short term leases on a straight-line basis over the lease term.

Generally, the Company's operating leases relate to office space used in Mannatech's operations, including its headquarters in Flower Mound, Texas and office space in international locations in which the Company does business. As of December 31, 2022, all of the Company's finance leases pertain to certain equipment used in the business.

As of December 31, 2022 and 2021, our leased assets and liabilities consisted of the following (in thousands):

Leases	Classification	December 31, 2022	December 31, 2021
Right of Use Assets			
Operating leases	Other assets	$ 4,649	$ 4,625
Finance leases	Property and equipment, net	182	180
Total leased assets		4,831	4,805
Lease Liabilities			
Current Portion			
Operating leases	Accrued expenses	1,600	1,493
Finance leases	Current portion of finance leases	61	68
Long-Term Portion			
Operating leases	Other long-term liabilities	4,153	4,318
Finance leases	Finance leases, excluding current portion	88	66
Total leased liabilities		$ 5,902	$ 5,945

Operating lease costs are recognized on a straight-line basis over the lease term. Finance lease costs are composed of the amortization of the right of use asset and the amounts recorded as interest. For the years ended December 31, 2022 and 2021, we incurred the following lease costs related to our operating and finance leases (in thousands):

Lease Cost	Classification	2022	2021
Operating leases			
Operating lease costs	Other operating costs	$ 2,137	$ 2,201
Short term lease costs	Other operating costs	279	339
Finance leases			
Amortization of leased assets	Depreciation and amortization	89	108
Interest on lease liabilities	Interest expense	9	28
Total lease cost		$ 2,514	$ 2,676

For the twelve months ended December 31, 2022 and 2021, cash paid for amounts included in the measurement of lease liabilities included (in thousands):

	2022	2021
Operating cash flows from operating leases	$ 2,017	$ 2,164
Financing cash flows from finance leases	$ 76	$ 87

As of December 31, 2022 and 2021 the Company's lease terms and discount rates were:

	2022	2021
Operating leases		
Weighted-average remaining lease term (years)	4.07	5.04
Weighted-average discount rate	4.35 %	4.5 %
Finance leases		
Weighted-average remaining lease term (years)	3.25	2.14
Weighted-average discount rate	7.43 %	6.57 %

As of December 31, 2022 future minimum lease payments were as follows (in thousands):

	December 31, 2022	
Maturity of lease liabilities	Operating Leases	Finance Leases
2022	$ 1,829	$ 69
2023	1,772	43
2024	1,106	22
2025	704	21
2026	650	9
Thereafter	268	—
Total future minimum lease payments	$ 6,329	$ 164
Imputed interest	(576)	(15)
Present value of minimum lease payments	$ 5,753	$ 149

NOTE 6: ACCRUED EXPENSES

As of December 31, 2022 and 2021, accrued expenses consisted of the following *(in thousands)*:

	2022	2021
Accrued asset purchases	$ 66	$ 96
Accrued compensation	1,737	2,566
Accrued royalties	41	—
Accrued sales and other taxes	290	314
Other accrued operating expenses	473	1,528
Customer deposits and sales returns	641	774
Accrued travel expenses related to corporate events	834	879
Accrued shipping and handling costs	528	356
Accrued legal and accounting fees	1,300	1,218
Current portion of operating lease liabilities	1,600	1,493
	$ 7,510	$ 9,224

NOTE 7: INCOME TAXES

The components of the Company's (loss) income before income taxes are attributable to the following jurisdictions for the years ended December 31 *(in thousands)*:

	2022	2021
United States	$ (7,822)	$ 6,947
Foreign	7,343	1,945
(Loss) income before income taxes	$ (479)	$ 8,892

The components of the Company's income tax provision (benefit) for the years ended December 31 *(in thousands)*:

Current provision (benefit):	2022	2021
Federal	$ 241	$ (17)
State	(37)	(161)
Foreign	2,581	956
	2,785	778
Deferred provision (benefit):		
Federal	1,200	(1,183)
State	81	(131)
Foreign	(55)	(414)
	1,226	(1,728)
	$ 4,011	$ (950)

For the years ended December 31, 2022 and 2021, the Company's effective tax rate was (837.4)% and (10.7)%, respectively. The Company's effective tax rate for the year ended December 31, 2022 differed from the statutory rate due to additional taxes assessed as a result of the settlement of the income tax audit in Korea, the Company recording a valuation allowance on U.S. deferred tax assets largely driven by changes in expected earnings mix between jurisdictions, and the relative impact of these items on decreased earnings. The Company's effective tax rate for the year ended December 31, 2021 differed from the statutory rate due to the release of valuation allowance on U.S. deferred tax assets due to the expectation of current and future utilization.

A reconciliation of the Company's effective income tax rate and the United States federal statutory income tax rate is summarized as follows, for the years ended December 31:

	2022	2021
Federal statutory income taxes	21.0 %	21.0 %
State income taxes, net of federal benefit	20.7	0.8
Difference in foreign and United States tax on foreign operations	(24.8)	0.7
Assessments from taxing authorities	(278.5)	—
Effect of changes in valuation allowance	(383.7)	(45.0)
Foreign Derived Intangible Income (FDII) deduction	—	(8.1)
Credits generated	15.2	(0.5)
Effect of changes in tax rates	19.4	0.2
Foreign charitable contributions	(12.5)	0.7
Return to provision adjustments	(43.4)	1.3
Withholding taxes	(50.3)	2.5
Changes to uncertain tax positions	—	(1.8)
Expiration of tax attribute	(135.5)	17.4
Other	15.0	0.1
	(837.4)%	(10.7)%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities consisted of the following at December 31 *(in thousands)*:

Deferred tax assets:	2022	2021
Deferred Revenue	$ 629	$ 409
Inventory	260	235
Accrued expenses	1,240	1,352
Net operating loss [1]	4,956	5,310
Equity Compensation	240	242
Foreign tax credit carryover	3,333	3,436
Lease liability	673	763
Capitalized research & development	218	—
Other	968	664
Total deferred tax assets	**$ 12,517**	**$ 12,411**
Valuation allowance	(9,772)	(7,934)
Total deferred tax assets, net of valuation allowance	**$ 2,745**	**$ 4,477**
Deferred tax liabilities:		
Prepaid expenses	41	111
Deferred commissions	418	450
Internally-developed software	—	104
Lease assets	624	717
Fixed assets	161	270
Total deferred tax liabilities	**$ 1,244**	**$ 1,652**
Total net deferred tax asset	**$ 1,501**	**$ 2,825**

[1]The Company's net operating loss will expire as follows (dollar amounts in thousands):

Jurisdiction	Gross NOL	Tax Effected NOL	Expiration Years
Australia	$ 120	$ 36	Indefinite
Bermuda	73	—	N/A
Cyprus	1,373	172	2023-2027
Denmark	1	—	Indefinite
Gibraltar	253	32	Indefinite
Mexico	6,136	1,840	2023-2028
Netherlands	5	1	Indefinite
Norway	267	59	Indefinite
Russia	8	2	Indefinite
Singapore	148	25	Indefinite
South Africa	631	170	Indefinite
Sweden	424	87	Indefinite
Switzerland	4,510	415	2023-2029
Taiwan	3,081	616	2023-2032
Ukraine	7	1	Indefinite
United Kingdom	275	69	Indefinite
United States - Federal	2,835	596	Indefinite
United States - State	14,248	835	2023-Indefinite

We have U.S. foreign tax credit carryforwards of $3.3 million as of December 31, 2022, which will begin to expire in 2024. The Company maintains a valuation allowance of $3.3 million against its foreign tax credit carryforwards.

At December 31, 2022 and 2021, the Company's valuation allowance was $9.8 million and $7.9 million, respectively. The provisions of ASC Topic 740 require a company to record a valuation allowance when the "more likely than not" criterion for realizing a deferred tax asset cannot be met. A company is to use judgment in reviewing both positive and negative evidence of realizing a deferred tax asset. Furthermore, the weight given to the potential effect of such evidence is commensurate with the extent the evidence can be objectively verified. The valuation allowance against the Company's deferred tax assets consisted of the following at December 31 (*in millions):*

Country	2022		2021
China	$	0.4	$	0.5
Colombia		—		0.5
Cyprus		0.2		0.2
Mexico		1.8		1.9
Norway		0.1		0.1
South Africa		0.2		0.2
Switzerland		0.3		0.5
Taiwan		0.6		0.6
United States		6.2		3.4
Total	**$**	**9.8**	**$**	**7.9**

As of December 31, 2022 and 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and/or penalties related to uncertain tax positions in current income tax expense. As of December 31, 2022 and 2021, the Company had no accrued interest and penalties in the consolidated balance sheet or the consolidated statement of operations.

The Company is subject to examination by taxing authorities in the United States and various state and foreign jurisdictions. As of December 31, 2022, the tax years that remained subject to examination by a major tax jurisdiction for the Company's most significant subsidiaries were as follows:

Jurisdiction	Open Years
Australia	2018-2021
Japan	2017-2021
Republic of Korea	2018-2022
Switzerland	2018-2021
United States	2019-2021

NOTE 8: TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

The Company made cash donations of $0.6 million to the M5M Foundation for each of the years ended December 31, 2022 and December 31, 2021. The M5M Foundation is a 501(c)(3) charitable organization that works to combat the epidemic of childhood malnutrition on a global scale. Several of the Company's directors and officers and their family members serve on the board of the M5M Foundation, including:

- Al Bala, the Company's CEO and President;
- Chris Simons, the Company's Regional Vice President EMEA; and
- Landen Fredrick, the Company's Chief Sales and Marketing Officer and President, North America and son of J. Stanley Fredrick, the Company's Chairman of the Board and a major shareholder.

We paid employment compensation of approximately $477,000 and $375,000 in 2022 and 2021, respectively, for salary, bonus, auto allowance, and other compensation to Landen Fredrick. In addition, Landen Fredrick participated in the employee health care benefit plans available to all employees of the Company. Effective November 12, 2019, Landen Fredrick was promoted from Chief Global Sales Officer and President, North America to Chief Sales & Marketing Officer. Mr. Fredrick had served as Chief Global Sales Officer and President, North America since January 1, 2018. Prior to that, Mr. Fredrick had served as Senior Vice President, Global Operations since August of 2016, as Senior Vice President, Supply Chain and IT since August of 2015, Vice President, Global Operations since May of 2013, Vice President, North American Sales and Operations since January of 2011, Vice President, North American Sales since February of 2010 and as Senior Director of Tools and Training since his hire in May of 2006. Landen Fredrick also serves as Chairman of the Board of the M5M Foundation.

Mr. Kevin Robbins is a member of the Company's Board of Directors, serving on the Science and Marketing Committee, and is also an independent associate, holding a position in the Company's associate global downline network marketing system. He has also consulted on the associate commission plan in the past, but did not do so during the years ended December 31, 2022 and 2021. In addition, several of Mr. Robbins' family members are independent associates. The Company pays commissions and incentives to its independent associates and, during 2022 and 2021, the Company paid aggregate commissions and incentives to Mr. Robbins and his family of approximately $1.7 million and $1.8 million, respectively. The aggregate amount of commissions and incentives paid to Mr. Robbins was approximately $0.2 million in each of 2022 and 2021. The aggregate amount of commission and incentives paid in 2022 and 2021 to Mr. Robbins' father, Ray Robbins, who holds positions in the Company's associate global downline network marketing system was approximately $1.5 million and $1.6 million, respectively. All commissions and incentives paid to Mr. Robbins and his family members are in accordance with the Company's global associate career and compensation plan.

Johanna Bala, the wife of Al Bala, the Company's Chief Executive Officer and President, is an independent associate who earns commissions and incentives. The aggregate amount of commission and incentives paid to Johanna Bala was approximately $0.1 million in each of 2022 and 2021. The Company paid less than $0.1 million of commissions and incentives to other members of Al Bala's family in both years. All commissions and incentives paid to Al Bala's family members are in accordance with the Company's global associate career and compensation plan.

NOTE 9: EMPLOYEE BENEFIT PLANS

Employee Retirement Plan

Effective May 9, 1997, the Company adopted a Defined Contribution 401(k) and Profit Sharing Plan (the "401(k) Plan") for its United States and Canada employees. The 401(k) Plan covers all regular full-time and part-time employees who have completed three months of service and attained the age of twenty-one. United States employees can contribute up to 100 percent of their annual compensation but are limited to the maximum annual dollar amount allowable under the Internal Revenue Code. The 401(k) Plan permits matching and discretionary employer contributions. The Company's matching contributions for its United States and Canada employees vest ratably over a five-year period. During each of the years ended December 31, 2022 and 2021, the Company contributed approximately $0.3 million to the 401(k) Plan for matching contributions.

The Company also sponsors a non-U.S. defined benefit plan covering its employees in its Japan subsidiary (the "Benefit Plan"). Benefits under the Benefit Plan are based on a point system for position grade and years of service. The Company utilizes actuarial methods. Inherent in the application of these actuarial methods are key assumptions, including, but not limited to, discount rates and expected long-term rates of return on plan assets. Changes in the related Benefit Plan costs may occur in the future due to changes in the underlying assumptions, changes in the number and composition of plan participants, and changes in the level of benefits provided. The Company uses a measurement date of December 31 to evaluate and record any post-retirement benefits related to the Benefit Plan.

Projected Benefit Obligation and Fair Value of Plan Assets

The Benefit Plan's projected benefit obligation and valuation of plan assets were as follows for the years ended December 31 *(in thousands)*:

Projected benefit obligation:		2022		2021
Balance, beginning of year	$	213	$	370
Service cost		40		49
Interest cost		—		1
Liability (gain) loss		(6)		(4)
Benefits paid to participants		—		(171)
Foreign currency		(27)		(32)
Balance, end of year	**$**	**220**	**$**	**213**

Plan assets:		2022		2021
Fair value, beginning of year	$	—	$	—
Company contributions		—		171
Benefits paid to participants		—		(171)
Fair value, end of year	**$**	**—**	**$**	**—**

Funded status of the Benefit Plan as of December 31 *(in thousands)*:		2022		2021
Benefit obligation	$	(220)	$	(213)
Fair value of plan assets		—		—
Excess of benefit obligation over fair value of plan assets	**$**	**(220)**	**$**	**(213)**

Amounts recognized in the accompanying Consolidated Balance Sheets consist of, as of December 31 *(in thousands)*:		2022		2021
Accrued benefit liability	$	(220)	$	(213)
Transition obligation and unrealized gain		(89)		(137)
Net amount recognized in the consolidated balance sheets	$	(309)	$	(350)

Other changes recognized in comprehensive income *(in thousands)*:	Years Ended December 31,			
	2022		**2021**	
Net periodic cost	$	3	$	7
Current year actuarial gain		(6)		(4)
Amortization of transition obligation		(3)		(4)
Total recognized in other comprehensive loss		(9)		(8)
Total recognized in comprehensive (loss) income	$	(6)	$	(1)

Amounts not yet reflected in net periodic benefit cost and included in accumulated other comprehensive gain *(in thousands)*:	Years Ended December 31,			
	2022		**2021**	
Transition obligation	$	45	$	49
Prior service cost		38		84
Net actuarial gain		6		4
Total recognized in accumulated other comprehensive gain	$	89	$	137

Amounts included in Accumulated Other Comprehensive Income (Loss) *(in thousands)*:	As of December 31,			
	2022		**2021**	
Net actuarial gain	$	657	$	628
Deferred tax provision		(257)		(247)
Net cumulative amount included in accumulated other comprehensive income (loss)	$	400	$	381

Estimated amounts of amortized transition obligation *(in thousands)*:	**2022**		**2021**	
Transition obligation	$	(3)	$	(4)

Aggregate Benefit Plan information and accumulated benefit obligation in excess of plan assets (in thousands):	As of December 31,			
	2022		**2021**	
Projected benefit obligation	$	220	$	213
Accumulated benefit obligation		220		213
Fair value of plan assets		—		—

The weighted-average assumptions to determine the benefit obligation and net cost are as follows:

	2022	**2021**
Discount rate	0.50 %	0.20 %
Rate of increase in compensation levels	—	—

Components of Expense

Service Cost for the Benefit Plan is included within selling and administrative expenses and all other items noted in the table below (Interest Cost, Amortization of Transition Obligation, Loss and Prior Service Cost) are included within other (expense), net. Pension costs, which are included within Consolidated Statement of Operations are detailed below for the years ended December 31 *(in thousands)*:

	2022	2021
Service cost	$ 40	$ 49
Interest cost	—	1
Amortization of transition obligation	3	4
Loss	(4)	(4)
Prior service cost	(36)	(43)
Total pension expense	**$ 3**	**$ 7**

Estimated Benefits and Contributions

The Company expects to contribute approximately $18,000 to the Benefit Plan in 2023. As of December 31, 2022, benefits expected to be paid by the Benefit Plan for the next ten years is approximately as follows *(in thousands)*:

2023	$	18
2024		19
2025		35
2026		38
2027		30
Next five years		187
Total expected benefits to be paid	**$**	**327**

NOTE 10: STOCK BASED COMPENSATION

Summary of Stock Plan

The Company currently has one active stock-based compensation plan, the 2017 Plan, which was adopted by the Company's Board of Directors on April 17, 2017 and was approved by its shareholders on June 8, 2017, and subsequently amended by the Board in February 2019, which was approved by the Company's shareholders on June 11, 2019. The 2017 Plan supersedes the Mannatech, Incorporated 2008 Stock Incentive Plan, as amended, which was set to expire on February 20, 2018. The Board has reserved a maximum of 370,000 shares of our common stock that may be issued under the 2017 Plan (subject to adjustments for stock splits, stock dividends or other changes in corporate capitalization). As of December 31, 2022, the Company had a total of 126,276 shares available for grant under the 2017 Plan, which expires on April 16, 2027.

The 2017 Plan provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance stock and performance stock units to our employees, board members, and consultants. However, only employees of the Company and its corporate subsidiaries are eligible to receive incentive stock options. The exercise price per share for all stock options will be no less than the market value of a share of common stock on the date of grant. Any incentive stock option granted to an employee owning more than 10% of our common stock will have an exercise price of no less than 110% of our common stock's market value on the grant date.

The majority of stock options vest over two or three years, and generally are granted with a term of ten years, or five years in the case of an incentive option granted to an employee who owns more than 10% of our common stock.

A summary of changes in stock options outstanding during the year ended December 31, 2022, is as follows:

	2022			
	Number of Options (in thousands)	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value (in thousands)
Outstanding at beginning of year	244	$ 17.10		
Granted	11	22.00		
Exercised	(11)	16.93		
Expired	—	—		
Forfeit	—	—		
Outstanding at end of year	244	$ 17.35	4.33	$ 418
Options exercisable at year end	234	$ 17.14	4.13	$ 418

During 2022, the Company issued 11,334 treasury shares upon the exercise of options and granted 11,807 new options to management and members of the Board. Options exercised during the years ending December 31, 2022 and 2021 had a total intrinsic value, calculated as the difference between the exercise date stock price and the exercise price of $0.1 million and $1.2 million, respectively. Non-vested shares at December 31, 2022 and 2021 were approximately 10,003 and 8,336, respectively.

Valuation and Expense Information Under FASB ASC Topic 718 Compensation – Stock Compensation

The Company is required to measure and recognize compensation expense related to any outstanding and unvested stock options previously granted, and thereafter recognize, in its consolidated financial statements, compensation expense related to any new stock options granted after implementation using fair-value based on an option-pricing model.

The Company uses the Black-Scholes option-pricing model to calculate the fair value of all of its stock options and its assumptions are based on historical information. The following assumptions were used to calculate the fair value of stock options granted each year:

	2022	2021
Dividend yield:	2.6 - 3.9 %	2.4 %
Risk-free interest rate:	2.9 - 3.4 %	0.7 %
Expected market price volatility:	63.6 - 64.9 %	56.7 %
Average expected life of stock options:	4.5 years	4.5 years

The computation of the expected volatility assumption used in the Black-Scholes calculations for new grants is based on historical volatility of the Company's stock. The expected life assumptions are based on the Company's historical employee exercise and forfeiture behavior.

The weighted-average grant-date fair value of stock options granted during the years ended December 31, 2022 and 2021 was $7.21 and $6.77 per share, respectively. The total fair value of awards vested during the years ended December 31, 2022 and 2021 was less than $0.1 million and $0.1 million, respectively.

The Company recorded the following amounts related to the expense of the fair values of options during the years ended December 31, 2022 and 2021 *(in thousands)*:

	2022	2021
Selling, general and administrative expenses and income from operations before income taxes	$ 78	$ 50
Benefit for income taxes	(18)	(12)
Effect on net income	$ 60	$ 38

At each of the years ended December 31, 2022 and 2021, the Company had $0.2 million of compensation expense related to the issuance of unrestricted shares.

As of December 31, 2022, the Company had less than $0.1 million of total unrecognized compensation expense related to stock options currently outstanding, to be recognized in future years, ending December 31, as follows *(in thousands):*

	Total gross unrecognized compensation expense	Total tax benefit associated with unrecognized compensation expense	Total net unrecognized compensation expense
2023	$ 33	$ 8	$ 25
2024	10	2	8
	$ 43	$ 10	$ 33

NOTE 11: COMMITMENTS AND CONTINGENCIES

Purchase Commitments

The Company maintains supply agreements with its suppliers and manufacturers. In 2016, the Company entered into a four-year supply agreement with a vendor to purchase an aloe vera powder in whole leaf aloe form and an aloe vera gel extract. The agreement has been amended and renews annually. As of December 31, 2022, the Company is required to purchase an aggregate of $7.9 million through 2024. Failure to satisfy minimum purchase requirements could result in the loss of exclusivity.

Royalty and Consulting Agreements

The Company utilizes royalty agreements with individuals and entities to provide compensation for items relating to developed products, websites and emails provided to our associates. The Company paid royalties of less than $0.1 million for each of the years ended December 31, 2022 and 2021.

Employment Agreements

The Company has non-cancelable employment agreements with certain executives. If the employment relationships with these executives were terminated, as of December 31, 2022, the Company would continue to be indebted to the executives for $0.6 million, payable through 2023.

Korean Customs Audit

We resolved the Busan Customs Office audit of the Korean customs values for $0.1 million, which was $0.4 million lower than that had been accrued in the prior year. As we process commissions monthly, Mannatech Korea receives from Mannatech Inc. payments for members' commissions and these intercompany payments are settled by way of netting set-off with other transactions. We are seeking an official ruling from the Ministry of Economy and Finance involving the netting of receivables / payables in foreign currency between a Korean resident and a non-resident and whether this should be reported to the Bank of Korea or a designated foreign exchange bank under compliance with the Foreign Exchange Transactions Act ("FETA") of Korea. If it is confirmed in the ruling that the above transactions are subject to the advance reporting requirement under the FETA, there is a possibility of a penalty for the violation.

NOTE 12: LITIGATION

Litigation in General

The Company has incurred several claims in the normal course of business. The Company believes such claims can be resolved without any material adverse effect on its consolidated financial position, results of operations, or cash flows.

The Company maintains certain liability insurance; however, certain costs of defending lawsuits are not covered by or only partially covered by its insurance policies, including claims that are below insurance deductibles. Additionally, insurance carriers could refuse to cover certain claims, in whole or in part. The Company accrues costs to defend itself from litigation as they are incurred.

The outcome of litigation is uncertain, and despite management's views of the merits of any litigation, or the reasonableness of the Company's estimates and reserves, the Company's financial statements could nonetheless be materially affected by an adverse judgment. The Company reserves for contingencies arising from current legal matters where an outcome was deemed to be probable, and the loss amount could be reasonably estimated. No legal reserve was deemed necessary at December 31, 2022.

NOTE 13: SHAREHOLDERS' EQUITY

Preferred Stock

On May 19, 1998, the Company amended its Amended and Restated Articles of Incorporation to reduce the number of authorized shares of common stock from 100.0 million to 99.0 million and the Company authorized 1.0 million shares of preferred stock with a par value of $0.01 per share. No shares of preferred stock have ever been issued or outstanding.

Treasury Stock

On June 30, 2004, the Company's Board of Directors authorized the Company to repurchase, in the open market, the lesser of (i) 131,756 shares of its common stock and (ii) $1.3 million of its shares, (the "June 2004 Plan"). On August 28, 2006, a second program permitting the Company to purchase, in the open market, up to $20 million of its outstanding shares was approved by our Board of Directors (the "August 2006 Plan"). On July 14, 2011, the Company's Board of Directors authorized the Company to reactivate the June 2004 Plan. On August 31, 2016, the Company's Board of Directors reactivated the August 2006 Plan. In August of 2016, and December of 2017, the Company's Board of Directors authorized the Company to repurchase up to $0.5 million, respectively, of the Company's outstanding common shares in open market transactions. In August of 2018 and November of 2018, the Company's Board of Directors reactivated an additional $0.5 million (of the original $20.0 million authorization), respectively, in shares of the Company's common stock to be repurchased in the open market. In December of 2019, the Company's Board of Directors approved a share repurchase program to acquire up to $1.0 million (of the original $20.0 million authorization) of the Company's common stock through March 1, 2020. In August 2020, the Company's Board of Directors approved a share repurchase program to acquire up to $1.0 million (of the original $20.0 million authorization) of the Company's common stock through August 16, 2021. In September 2021, the Company's Board approved a share repurchase program to acquire up to $1.0 million (of the original $20.0 million authorization) of our common stock through September 21, 2022. In September 2022, our Board approved a share repurchase program to acquire up to $1.5 million (of the original $20.0 million authorization) of our common stock through September 18, 2023. As of December 31, 2022, there was $12.6 million remaining for repurchase under the August 2006 Plan, and the total value of shares repurchased in the open market under the August 2006 Plan was $1.5 million. The Company does not have any stock repurchase plans or programs other than the June 2004 Plan and the August 2006 Plan.

During the year ended December 31, 2022, the Company repurchased 99,293 shares of its common stock, at an average price of $21.87. During the year ended December 31, 2021, the Company repurchased 200,115 shares of its common stock, which included 171,433 shares of its common stock repurchased pursuant to the 2021 tender offer, at an average price of $26.76.

Equity-Based Compensation

During 2022, 11,334 treasury shares were issued for stock option exercises and a total of 6,072 treasury shares were issued to the members of the Board as compensation for their work on the Board.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income displayed in the Consolidated Statements of Shareholders' Equity represents the results of certain shareholders' equity changes not reflected in the consolidated statements of operations, such as foreign currency translation and certain pension and postretirement benefit obligations.

The after-tax components of accumulated other comprehensive income, are as follows *(in thousands)*:

	Foreign Currency Translation	Pension Postretirement Benefit Obligation	Accumulated Other Comprehensive Income (Loss), Net
Balance as of December 31, 2020	$ 4,793	$ 357	$ 5,150
Current-period change before reclassifications	(2,832)	—	(2,832)
Amounts reclassified from accumulated other comprehensive income (loss)	—	37	37
Income tax provision	—	(13)	(13)
Balance as of December 31, 2021	$ 1,961	$ 381	$ 2,342
Current-period change before reclassifications	(2,546)	—	(2,546)
Disposition of foreign entity	(23)	—	(23)
Amounts reclassified from accumulated other comprehensive income (loss)	—	29	29
Income tax provision	—	(10)	(10)
Balance as of December 31, 2022	$ (608)	$ 400	$ (208)

Dividends

During the year ended December 31, 2022, the Company declared and paid dividends amounting to an aggregate of $1.5 million. During the year ended December 31, 2021, the Company declared and paid dividends amounting to an aggregate of $4.3 million. Payment of future dividends is at the discretion of our Board of Directors.

NOTE 14: EARNINGS PER SHARE

The Company calculates basic Earnings per Share ("EPS") by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted EPS also reflects the potential dilution that could occur if common stock were issued for awards outstanding under the Mannatech, Incorporated 2017 Stock Incentive Plan.

For the year ended December 31, 2022, shares of the Company's common stock subject to options were excluded from the diluted EPS calculation as their effect would have been antidilutive. The Company reported a net loss for the year ended December 31, 2022.

In determining the potential dilution effect of outstanding stock options during 2021, the Company used the average common stock close price of $27.36 per share. For the year ended December 31, 2021, there were 1.99 million weighted-average common shares outstanding used for the basic EPS calculation. For the year ended December 31, 2021, approximately 0.10 million shares subject to options were included in the calculation resulting in 2.09 million dilutive shares used to calculate diluted EPS. For the year ended December 31, 2021, approximately 0.1 million of the Company's common stock subject to options were excluded from the diluted EPS calculation as the effect would have been antidilutive.

NOTE 15: SEGMENT INFORMATION

The Company's sole reporting segment is one where we sell proprietary nutritional supplements, skin care and anti-aging products, and weight-management and fitness products through network marketing distribution channels operating in twenty-four countries. Each of the business units receives associate fees or sells similar packs (in the case of Mexico and South Korea, where packs have not been replaced with associate fees, see Note 1, *Organization and Summary of Significant Accounting Policies*) and products and possesses similar economic characteristics, such as selling prices and gross margins. In each country, the Company markets its products and pays commissions and incentives in similar market environments. The Company's management reviews its financial information by country and focuses its internal reporting and analysis of revenues by pack sales and associate fees and product sales. The Company sells its products through its independent associates who occupy positions in our network and distribute products through similar distribution channels in each country. The Company also operates a non-direct selling business in mainland China. Our subsidiary in China, Meitai, is operating as a traditional retailer under a cross-border e-commerce model. Meitai cannot legally conduct a direct selling business in China unless it acquires a direct selling license in China.

The Company operates facilities in eleven countries and sells product in twenty-five countries around the world. These facilities are located in the United States, Canada, Australia, the United Kingdom, Japan, the Republic of Korea (South Korea), Taiwan, South Africa, Mexico, Hong Kong and China. Each facility services different geographic areas. We currently sell our products in three regions: (i) the Americas (the United States, Canada and Mexico); (ii) EMEA (Austria, the Czech Republic, Denmark, Estonia, Finland, Germany, the Republic of Ireland, Namibia, the Netherlands, Norway, South Africa, Spain, Sweden and the United Kingdom); and (iii) Asia/Pacific (Australia, Japan, New Zealand, the Republic of Korea, Singapore, Taiwan, Hong Kong and China).

Consolidated net sales shipped to customers in these regions, along with pack and product information for the years ended December 31, are as follows *(in millions, except percentages)*:

Region	2022		2021	
Americas	$ 41.6	30.3 %	$ 46.8	29.3 %
Asia/Pacific	83.8	61.1 %	97.7	61.1 %
EMEA	11.8	8.6 %	15.3	9.6 %
Total	**$ 137.2**	**100.0 %**	**$ 159.8**	**100.0 %**

	2022	2021
Consolidated product sales	$ 130.2	$ 151.0
Consolidated pack sales and associate fees	6.2	8.0
Consolidated other	0.8	0.8
Total	**$ 137.2**	**$ 159.8**

Long-lived assets by region, which include property and equipment and construction in progress for the Company and its subsidiaries, as of December 31, reside in the following regions, as follows *(in millions)*:

Region	2022	2021
Americas	$ 3.2	$ 3.8
Asia/Pacific	0.6	0.4
EMEA	—	—
Total	**$ 3.8**	**$ 4.2**

Inventory balances by region, which consist of raw materials and finished goods, including promotional materials, and offset by obsolete inventories, for the Company and its subsidiaries, reside in the following regions as of December 31, as follows *(in millions)*:

Region	2022		2021	
Americas	$	7.5	$	5.7
Asia/Pacific		5.4		4.7
EMEA		1.8		1.6
Total	**$**	**14.7**	**$**	**12.0**

NOTE 16: SUBSEQUENT EVENTS

In February 2023, the Daegu Customs Office began an audit of our Korean subsidiary, Mannatech Korea, reviewing point of origin for compliance with free trade agreement terms. Several products imported between July 2017 and December 2021 have been identified as subject of this audit. Depending on the outcome of this audit, duty tariff rates could be modified which could result in additional customs, VAT and penalties. As it is early in the audit, the Company is not able to estimate the financial impact from this audit on its results of operations, financial condition, or liquidity for fiscal year 2023.

Exhibit 21

List of Subsidiaries

As of December 31, 2022 the Company has these wholly-owned subsidiaries located throughout the world, as follows:

1. Mannatech Australia Pty Limited
2. Mannatech Japan, G.K.
3. Mannatech Korea Co., Ltd.
4. Mannatech Limited (a New Zealand Company)
5. Mannatech Limited (a UK Company)
6. Mannatech Taiwan Corporation
7. Mannatech Payment Services Incorporated
8. Mannatech Products Company Inc.
9. Internet Health Group, Inc.
10. Mannatech (International) Limited
11. Mannatech, Incorporated Malaysia Sdn. Bhd.
12. Mannatech Singapore Pte. Ltd.
13. Mannatech Canada Corporation
14. Mannatech South Africa (Pty) Ltd
15. Mannatech Bermuda Holdings Limited
16. Mannatech Denmark ApS
17. Mannatech (Gibraltar) Holdings Limited
18. Mannatech Swiss Holdings GmbH
19. Mannatech Swiss International GmbH
20. Mannatech Malaysia Trading Co. Sdn. Bhd.
21. Mannatech Norge A/S
22. Mannatech Sverige AB
23. MTEX Mexico SRL CV
24. MTEX Mexico Services SRL CV
25. Mannatech Cyprus Limited
26. Mannatech Ukraine LLC
27. MTEX Hong Kong Limited
28. Mannatech RUS Ltd.
29. Meitai Daily Necessity & Health Products Co., Ltd.
30. Meitai Daily Necessity & Health Products Co., Ltd. Guangzhou Branch
31. Mannatech Netherlands B.V.
32. Mannatech Products Hong Kong Limited
33. New Economy Marketing Opportunities, LLC

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mannatech, Incorporated
Flower Mound, Texas

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8
(Nos. 333-72767, 333-77227, 333-94519, 333-47752, 333-113975, 333-153199, 333-182676, 333-197400, 333-220539 and 333-233418) of Mannatech, Incorporated and Subsidiaries of our report dated March 17, 2023, relating to the consolidated financial statements and financial statement schedule, which appear in this Form 10-K.

/s/ BDO USA, LLP

Dallas, TX

March 17, 2023

Exhibit 31.1

CERTIFICATION
PURSUANT TO 17 CFR 240.13a-14
PROMULGATED UNDER
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Alfredo Bala, certify that:

1. I have reviewed this annual report on Form 10-K of Mannatech, Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2023

/s/ Alfredo Bala
Alfredo Bala
Chief Executive Officer
(principal executive officer)

Exhibit 31.2

CERTIFICATION
PURSUANT TO 17 CFR 240.13a-14
PROMULGATED UNDER
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, David A. Johnson, certify that:

1. I have reviewed this annual report on Form 10-K of Mannatech, Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2023

/s/ David A. Johnson
David A. Johnson
Chief Financial Officer
(principal financial officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Mannatech, Incorporated (the "Company") on Form 10-K for the period ending December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Alfredo Bala, Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 17, 2023

/s/ Alfredo Bala
Alfredo Bala
Chief Executive Officer
(principal executive officer)

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO MANNATECH, INCORPORATED AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Mannatech, Incorporated (the "Company") on Form 10-K for the period ending December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David A. Johnson, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 17, 2023

/s/ David A. Johnson

David A. Johnson
Chief Financial Officer
(principal financial officer)

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO MANNATECH, INCORPORATED AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

Exhibit 99.1

MANNATECH, INCORPORATED AND SUBSIDIARIES
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Balance at Beginning of Year	Additions: Charged to Costs and Expenses	Additions: Charged to other Accounts	Deductions	Balance at End of Year
Year Ended December 31, 2021					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 817	246	—	(76)	$ 987
Allowance for obsolete inventories	$ 471	638	—	(662)	$ 447
Valuation allowance for deferred tax assets	$ 11,933	(3,999)	—	—	$ 7,934
Included in accrued expenses:					
Reserve for sales returns	$ 71	767	—	(783)	$ 55
Year Ended December 31, 2022					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 987	(26)	—	12	$ 973
Allowance for obsolete inventories	$ 447	543	—	(573)	$ 417
Valuation allowance for deferred tax assets	$ 7,934	1,838	—	—	$ 9,772
Included in accrued expenses:					
Reserve for sales returns	$ 55	779	—	(775)	$ 59

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Board of Directors

J. Stanley Fredrick
Chairman of the Board
Owner, Fredrick Consulting Services

Larry A. Jobe
President and Founder, P1 Resources, LLC

Tyler Rameson
Managing Member, Jade Capital LLC

Kevin Robbins
Independent Associate, Mannatech, Incorporated

John A. (Jack) Seifrick
President and Co-Founder, CAST Wines

Executive Officers

Alfredo Bala
Chief Executive Officer and President

Erin Barta
General Counsel and Corporate Secretary

Landen Fredrick
Chief Sales and Marketing Officer

David Johnson
Chief Financial Officer

Ronald D. Norman
Senior Vice President, Treasurer

Christopher J. Simons
Regional President EMEAA, Central and South America

Independent Public Accountant
BDO USA, LLP
Dallas, Texas

Legal Counsel
Akin Gump Strauss Hauer & Feld LLP
Dallas, Texas

Virtual Annual Meeting
Tuesday, June 6, 2023 at 9:00 am Central Time
Mannatech, Incorporated
1410 Lakeside Pkwy, Suite 200
Flower Mound, TX 75028

Record Date
April 20, 2023
(Determination of shareholders entitled to receive notice of and to vote at the 2023 Annual Shareholders Meeting)

Shareholders
There were 1,081 shareholders of record, as of April 20, 2023

Transfer Agent and Registrar
Computershare Investor Services Shareholder Communications Department 2 LaSalle Street, 3rd Floor
Chicago, Illinois 60602
877- 498 - 8861
computershare.com

Market Information
Our common stock trades on the Nasdaq Global Select Market under the symbol MTEX. The following table contains the reported high and low closing sales prices for our common stock as reported on the Nasdaq Global Select Market for the periods indicated:

	2021		2022	
	HIGH	LOW	HIGH	LOW
1st Quarter	$19.23	$13.64	$37.73	$30.57
2nd Quarter	$26.32	$17.88	$35.40	$15.13
3rd Quarter	$41.51	$23.85	$25.71	$15.28
4th Quarter	$39.50	$29.34	$23.71	$17.70

  

Helping people across the world has been our passion for over 20 years. And through the M5M Foundation, we are able to help malnourished children all over the globe get nutrients they need. The best part? That help comes from those who champion our cause. For every $100 order of Mannatech products, a one-month supply of PhytoBlend™ powder is provided for a child in need. By making a difference in your life, you make a difference in theirs.





MANNATECH®

Mannatech, Incorporated
1410 Lakeside Pkwy, Suite 200
Flower Mound, TX 75028
mannatech.com